Filed Pursuant to Rule 424(b)(3)
Registration No. 333-173589

PROSPECTUS

6,762,609 Shares

Common Stock

This prospectus relates to the offer for sale of 6,762,609 shares of common stock, par value $0.0001 per share, by the existing holders of the securities named in this prospectus, whom we refer to as selling securityholders throughout this prospectus. Our common stock is listed on the NASDAQ Capital Market under the symbol “AMPE.” On June 6, 2011, the last reported sale price of our common stock on the NASDAQ Capital Market was $8.61 per share. Before you invest, you should read carefully this prospectus and any prospectus supplement. For information concerning the selling securityholders and the manner in which they may offer and sell shares of our common stock, see “Selling Securityholders” and “Plan of Distribution” in this prospectus.

The distribution of securities offered hereby may be effected in one or more transactions that may take place through the NASDAQ Capital Market. These transactions may include ordinary brokers’ transactions, privately negotiated transactions, or sales to one or more dealers for resale of such securities as principals. The transactions may be executed at market prices prevailing at the time of sale, at prices related to such prevailing market prices, or at negotiated prices. Usual and customary or specifically negotiated brokerage fees or commissions may be paid by the selling securityholders. The selling securityholders and intermediaries through whom such securities are sold may be deemed “underwriters” under the Securities Act of 1933, as amended, with respect to the securities offered hereby, and any profits realized or commissions received may be deemed underwriting compensation. See “Plan of Distribution.”

We will not receive any of the proceeds from the sale of our common stock by the selling securityholders. We have agreed to pay expenses of registration of the offered common stock, other than transfer taxes and brokerage fees or commissions.

Investing in our common stock involves significant risks. See “Risk Factors” beginning on page 13 to read about factors you should consider before buying our common stock.

Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is June 7, 2011.

You should rely only on the information contained in this document. We have not authorized anyone to provide you with additional or different information from that contained in this prospectus. If anyone provides you with additional, different or inconsistent information, you should not rely on it. The selling securityholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information in this document may only be accurate on the date of this document, regardless of its time of delivery or of any sales of shares of our common stock. Our business, financial condition, results of operations or cash flows may have changed since such date.

Unless otherwise indicated or unless the context requires otherwise, all references in this prospectus to “Ampio Pharmaceuticals, Inc. “Ampio,” the “Company,” “we,” “us,” “our,” or similar references, mean Ampio Pharmaceuticals, Inc. and its subsidiaries on a consolidated basis. References to “BioSciences” in this prospectus mean DMI BioSciences, Inc., now a wholly-owned subsidiary of ours. References to “Life Sciences” in this prospectus mean DMI Life Sciences, Inc., which is our predecessor for accounting purposes and a wholly-owned subsidiary of ours.

The registration statement containing this prospectus, including the exhibits to the registration statement, provides additional information about us and the shares of our common stock covered by this prospectus. The registration statement, including the exhibits, can be read on the SEC website or at the SEC offices mentioned under the heading “Where You Can Find More Information.”

This prospectus includes trademarks, such as Optina, Vasaloc, Zertane, and Ampion, which are protected under applicable intellectual property laws and are our property or the property of our subsidiaries. This prospectus also contains trademarks, service marks, copyrights and trade names of other companies which are the property of their respective owners. Solely for convenience, our trademarks and tradenames referred to in this prospectus may appear without the ® or ™ symbols, but such references are not intended to indicate in any way that we will not assert, to the fullest extent under applicable law, our rights to these trademarks and tradenames.

For investors outside the United States, we have not done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

PROSPECTUS SUMMARY

The following summary highlights selected information from this prospectus and does not contain all of the information that you should consider before investing in our common stock. This prospectus contains information regarding our business and detailed financial information. You should carefully read this entire prospectus, including the factors described under the heading “Risk Factors,” and the financial statements and related notes before making an investment decision.

About Ampio Pharmaceuticals

We are a development stage pharmaceutical company engaged in the discovery and development of innovative, proprietary pharmaceutical and diagnostic products to identify and treat inflammatory conditions, including metabolic disorders and diabetic complications, and male sexual dysfunction. We have a disciplined strategy and productive innovation platform that generates compounds and diagnostics with large potential value while minimizing development risk, cost, and time. Our discovery process occurs in a true clinical environment that carries low overhead costs. Each drug candidate undergoes a sophisticated business filter to identify products that can be clinically and cost-effectively developed to generate substantial value and returns while minimizing risk. Our strategy focuses on generating human safety and efficacy data in order to position our product candidates for value-creating licensing agreements with strategic partners, and is not focused on conducting FDA-directed clinical trials.

Ampio Pharmaceuticals has several characteristics that distinguish it from similar stage companies:

•

a range of substantive products that are the result of our innovation process, have what we believe are strong patent or patent pending positions, expected multi-billion dollar markets, and shorter regulatory paths than new molecular entities, or NMEs;

•

a licensing-focused strategy based on conducting safety and efficacy trials geared towards understanding a drug’s potential for addressing multiple clinical indications, not by first pursuing FDA-centric clinical trials;

•	an innovative and proprietary drug discovery process that rapidly identifies candidates for large unmet clinical needs at considerably lower cost than NME product candidates;

•

access to clinical and scientific resources as a result of a contractual agreement and long-term relationship with Trauma Research LLC, or TRLLC, a related party controlled by our chief scientific officer; and

•

a sophisticated business filter, clinical review and intellectual property evaluation that select clinically and commercially valuable products coupled with a rapid development timeframe to reach significant value creation.

Our Drug Discovery Platform

Clinical Discovery Process

Our disciplined innovative drug discovery process begins with input from clinicians in the field, not research in the lab, and is guided primarily by patent strength, solving an unmet need, and identifying repositioned product candidates previously approved for other indications by the FDA or biologics. This process is built on clinical observations and patient data gathered under appropriate Institutional Review Board (IRB) supervision from clinicians who collaborate closely with Ampio scientists and TRLLC clinicians. As a result of these collaborative agreements and historic relationships, we obtain access to research and clinical resources at substantially lower cost than industry norms. As a result, our platform has generated lead product candidates Optina™, Vasaloc™, Zertane™, and Ampion™ to address what we believe are large unmet clinical needs.

Collaborations and Resources

Our chief scientific officer, Dr. David Bar-Or, collaborates with a team of biochemists, epidemiologists, molecular biologists, immunologists, computational biologists and nursing staff, and also oversees TRLLC, which provides accreditation services for two of the three Level I trauma centers in the State of Colorado. Over 120,000 emergency room consultations take place annually at these hospital facilities.

Under a sponsored research agreement, Ampio funds a variety of targeted research projects conducted by TRLLC, allowing us to further the short term clinical aims of TRLLC and to obtain intellectual property rights to any resulting product candidates. This also provides us access to clinical observations, biology and scientific information we apply to product discovery and development. In collaboration with other professional colleagues who provide advisory input such as vascular surgeons, orthopedic surgeons, neurologists, nephrologists and ER specialists, Dr. Bar-Or uses a multi-disciplinary approach to evaluate clinical interactions that direct further research. The clinical team has access to a large patient database and blood samples for testing or validating drug candidates. With over a decade of scientific research supporting many of our developments, we have built a patent portfolio of 57 granted patents and 134 patent applications.

Business Filter and Product Evaluation

We focus our development work on advancing product candidates that we believe offer significant therapeutic advantages over currently available treatments and which represent large potential markets. We look to advance product candidates that address multiple clinical indications, have proven safety profiles, and which can timely demonstrate clinical efficacy. We intend to continue to maintain a diversified product candidate pipeline to mitigate risks associated with pharmaceutical development and increase the likelihood of commercial success. During the development process, we review pertinent scientific literature and conduct searches of patent records in order to make a preliminary determination of patentability. As many of our product candidates are repositioned drugs, the nature and extent of potentially available patent protection is central to our development decisions.

Once identified, candidates are filtered and screened for:

•	indirect evidence of efficacy based on review of related publications;

•	market size, market acceptance and likely penetration;

•	patentability and other modes for protecting exclusivity; and

•	competitive products and manufacturing-related issues.

Cost Effective Clinical Strategy

In order to control development costs and expedite the commencement of clinical trials, we intend to conduct clinical trials at sites located in Canada, the European Union member states, Australia, India and perhaps countries in the Far East. We plan also to outsource manufacturing of, and to out-license to collaborators the rights to sell and market, any product candidates that receive regulatory approval within or outside the U.S. We may also opportunistically enter into agreements with collaborators prior to licensing that may be country, region or application specific and that may lead to sublicenses. Although outsourcing may reduce income derived from any sales of approved products, our business model is premised on carefully controlling fixed overhead and development costs, creating a catalyst to value by identifying patent-protectable product candidates with significant commercial potential and clinical efficacy, and to support the licensee in advancing those product candidates through any additional required clinical trials and the regulatory approval process in order to position an approved product for global market entry.

Product Pipeline

Our disciplined innovation process is built on Dr. Bar-Or’s research on inflammation and its role in trauma, which is an ideal platform to study inflammation. Dr. Bar-Or has completed several ground-breaking studies on the role of transition metals in inflammation and ischemia and the composition of commercially available human serum albumin products and the effect of variations in composition on trauma patient outcomes. We believe his studies are valuable because of their originality and application to patient care, and because the results are obtained from well-preserved and characterized human biosamples without the confounding influence of interspecies differences. In this context, Dr. Bar-Or’s approach plays a key role in bridging the gulf between basic molecular-cellular research and human clinical research.

Three of our most advanced product candidates are repositioned drugs (Optina, Vasaloc and Zertane) for which we have secured or are seeking U.S. and international patent protection covering their unique composition or application. Strategically, repositioned drugs reduce the risk of product failure due to adverse toxicology, lead to more modest investments during development, and may achieve more rapid marketing approval. Ampion is a biologic and being developed as a NME for inflammatory diseases. Because Ampion is naturally produced in the body to fight inflammation, we believe it has a favorable safety, efficacy, and risk profile. We have also developed an Oxidation Reduction Potential (ORP) diagnostic device which has been prototyped and is now undergoing testing. The ORP device is designed for use in emergency rooms to assess stroke and chest pain stratification of patients.

We intend to demonstrate statistical proof of human efficacy of our product candidates for specific indications:

•	Optina and Vasaloc, repurposed danazol with patents in process for complications of diabetes;

•	Zertane, repurposed tramadol hydrochloride with granted patents to treat premature ejaculation, or PE, in men;

•

Ampion, an innovative “biological” agent with composition of matter patent coverage and efficacy in treating inflammatory disorders, including osteoarthritis, rheumatoid disease and related disorders; and

•

Oxidation Reduction Potential (ORP) Diagnostic Device, a diagnostic machine that measures the net oxidants and antioxidants in human blood to determine oxidative stress in the body to assess cardiovascular events and other inflammatory conditions.

Optina for Diabetic Macular Edema and Wet AMD

Optina is an orally-administered repositioned compound based on a low-dose formulation of approved drug danazol. Developed initially to treat endometriosis, danazol was first approved by the FDA in the early 1970’s and is a derivative of the synthetic steroid ethisterone. Dr. Bar-Or, our chief scientific officer, has determined that danazol in low doses has the capability to control the permeability of tissues, thus reducing vascular leakage. Vascular permeability is a key endothelial mechanism by which inflammatory cytokines and angiogenic factors affect target cells and organs to mediate the inflammatory response or cell growth. During the disease state, there is an increase in vascular permeability factors leading to vasodilation, edema formation, and disruption of intercellular membrane structure.

Optina is designed to treat diabetic macular edema, or DME, and neovascular age-related macular degeneration, or wet AMD. If untreated, diabetic macular edema leads to moderate vision loss for one out of four diabetics over a period of three years and can lead to blindness over a period of seven years. We contracted with a Canadian hospital to conduct Phase II clinical trials of Optina for $0.97 million. Patient enrollment commenced in January 2011 and the first dose was orally administered to an enrolled patient in February 2011. We believe this study will be completed in the fourth quarter of 2011. We intend to partner or entertain licensing opportunities once we have realized significant value for Optina’s application based on reported human safety and efficacy data. According to BCC Research, the market for DME and AMD in 2009 was over $2.4 billion in the U.S.

Approximately 14% of people with diabetes have DME. According to the American Academy of Ophthalmology, the prevalence of DME increases to 29% for people with diabetes who use insulin for more than 20 years. Existing therapies for DME and wet AMD include focal and grid laser therapy, which is the current standard of care, as well as photodynamic therapy, surgery, and intravitreal treatment for AMD using Lucentis. Lucentis is costly compared to alternative injection therapies. Avastin is currently approved only for cancer treatment, but it is being used off-label by ophthalmologists to treat DME and wet AMD. There are currently no oral medications available for treatment of DME and wet AMD. We believe Optina has the potential to effectively treat DME and wet AMD without costly laser therapy and without requiring ongoing injections of pharmaceuticals in the eye.

Vasaloc for Diabetic Nephropathy

Vasaloc, like Optina, is also based on low-dose danazol. Vasaloc is an orally-administered compound designed to treat diabetic nephropathy. Untreated diabetic nephropathy leads to kidney damage or renal failure. Approximately 20-30% of the estimated 20.8 million diabetics in the U.S. have diabetic nephropathy, according to the Cleveland Clinic. We expect to contract for Phase II clinical trials of Vasaloc to commence in the second or third quarter of 2011, and believe the trial will be completed by the first half of 2012. Our estimated cost for the trial is under $1.2 million.

Diabetes has become the most common single cause of end-stage renal disease in the U.S. and Europe. Standard modalities for the treatment of diabetic nephropathy include controlling blood glucose levels by using a variety of hormone therapies such as insulin, by stimulating the release of insulin using sulfonylureas, or through use of insulin derivatives. As high blood pressure is known to increase the rate of decline in renal function, diabetics are generally advised to control blood pressure using one or a combination of angiotensin-converting enzyme (ACE) inhibitors, Angiotensin II receptor blockers (ARBs), calcium channel blockers, diuretics, or beta-blockers. When renal failure occurs, dialysis is often required and a kidney transplant may become the only viable treatment option. We believe Vasaloc offers an effective means to treat diabetic nephropathy by reducing vascular permeability of nephrons and glomerulus, thereby stabilizing kidney function and reducing complications from kidney damage.

Zertane for Premature Ejaculation in Men

Zertane is a new use for tramadol hydrocloride, which was approved for marketing as a noncontrolled analgesic in 1995. Based on the results of two clinical trials BioSciences conducted, we believe Zertane can be an effective oral medication to treat premature ejaculation, or PE, in men. Premature ejaculation is the most common form of male sexual dysfunction and has a major impact on the quality of life for many men and their partners. The market opportunity is large, with an estimated 23% of males suffering from premature ejaculation (four times the number with erectile dysfunction). According to Australia’s Keogh Institute of Medical Research, PE is the most common sexual complaint in males. At present no drug has been approved by the FDA for the treatment of premature ejaculation. Priligy, an orally-administered anti-depressant in the SSRI class, has been approved for the treatment of PE in a number of European countries, where it is marketed by Janssen-Cilag, a unit of Johnson & Johnson, and several Asian countries. Behavioral therapy is the current standard of care for treatment of PE. We have applied for patent protection for a combination of Zertane and an erectile dysfunction, or ED, medicine to offer male patients a single oral medication that will treat both PE and ED. A combination drug would address the significant co-morbid ED and PE population. We are currently opportunistically seeking partner or licensing opportunities for the Zertane drug combination.

Ampion for Inflammation

Ampion is a non-steroidal biologic, aspartyl-alanyl diketopiperazine, referred to as DA-DKP. This compound is comprised of two amino acids derived from human blood, and is designed to treat chronic inflammatory and autoimmune diseases. Because it is a naturally occurring human molecule, DA-DKP is present in the body. Like danazol, Ampion has significant effects on vascular permeability when concentrated for clinical efficacy. Dr. Bar-Or has published a number of studies and articles on the anti-inflammatory immune response of DA-DKP. We intend to conduct pilot clinical studies on the effect of DA-DKP in patients suffering from multiple sclerosis, an autoimmune disease caused by nerve damage attributable to inflammation. There is currently no cure for MS and it is unknown what triggers the body’s inflammatory response. We plan to conduct four proof of concept studies of Ampion in India or Australia commencing in the second or third quarter of 2011, and expect these studies will take approximately 24 months to complete. Our estimated cost for each trial is under $0.5 million. We intend to partner or entertain licensing opportunities once we have realized significant value for Ampion through obtaining human efficacy data.

Oxidation-Reduction Potential (ORP) Diagnostic Device for Oxidative Stress

We have also developed an Oxidation-Reduction Potential, or ORP, diagnostic machine that will measure the oxidants and antioxidants in human blood. Designed for use at a patient’s bedside or at home, the ORP device has been prototyped and is now undergoing testing. We developed a disposable electrode for use in the ORP device and have calibrated the device to measure oxidants and antioxidants while taking into account various factors that may affect oxidative stress. Oxidative stress is often a marker for inflammation, which in turn indicates the presence of disease-related processes or developing conditions. We believe that identifying patients who are experiencing oxidative stress prior to hospital discharge can serve as a predictor of readmission rates, and as a means for patients to self-detect early indicators of health-related issues.

Preclinical Candidate Pipeline

Ampio’s development process has produced numerous product candidates with various levels of patent protection in process, and for which we have obtained in vitro and clinical data. These earlier stage products may be candidates for a number of potential licensees, including pharmaceutical and biotechnology companies with substantial manufacturing facilities, established sales organizations, and significant marketing resources. Dr. Bar-Or has synthesized and applied for patents covering nine compounds known as methylphenidates for anti-angiogenesis and anti-metastasis applications. These compounds are derivatives of Ritalin, but are considered NMEs. We expect to seek a special protocol assessment from the FDA under which one or more of our methylphenidate compounds can be administered under a compassionate need exception to patients suffering from advanced liver, ovarian, brain or other cancers. Methylphenidates may also have applications for macular degeneration and to Alzheimer’s or other neurodegenerative disorders, as methylphenidates have strong anti-inflammatory properties. Similarly, we have conducted early research into how copper chelating peptides, also considered an NME, may be used to treat Acute Coronary Syndrome and strokes. Because of the nature and extent of clinical trials needed to obtain regulatory approval for NMEs, we plan to out-license these compounds to collaborators after we have obtained early clinical data, in the case of methylphenidates, and after toxicology studies are completed, in the case of copper chelating peptides. Our product candidate portfolio includes a number of additional compounds we are now studying, including compounds to treat gingivitis and periodontitis, to assist in the diagnosis and monitoring of skin disorders, and to test for blood-borne infectious agents.

For further information regarding our business, product candidates, and preclinical candidate pipeline, see “Business.”

Recent Developments

The following developments occurred in May, April and March, 2011:

•

On May 16, 2011, our common stock was approved for listing on the NASDAQ Capital Market under the symbol “AMPE.” Trading of our common stock commenced on the NASDAQ Capital Market on May 19, 2011, at which time our common stock ceased trading on the OTC Bulletin Board.

•

On April 18, 2011, we held the final closing under a private placement of our common stock, which we refer to as the “placement.” Two prior closings of the placement occurred on March 31 and April 8, 2011. We sold in the placement an aggregate of 5,092,880 shares of our common stock at a per share price of $2.50. We received net proceeds of $10.9 million from the placement after placement agent commissions and a non-accountable expense allowance, as well as other offering expenses (prior to reduction of accounts payable, accrued expenses and repayment of $100,000 in related party indebtedness). No investor warrants or investor convertible securities were issued to purchasers in the placement. We issued placement agent warrants to Fordham Financial Management, Inc., or FFM, which entitle FFM to purchase up to 463,988 shares of our common stock during the five year life of the warrants at an exercise price of $3.125 per share.

•

On March 25, 2011, we acquired BioSciences. BioSciences was formerly a privately-held company and its principal asset consisted of the worldwide rights to Zertane, as to which BioSciences held 32 issued patents and 31 pending patent applications. We issued a net of 5,167,905 shares of Ampio common stock to acquire BioSciences. These shares included shares issued to holders of in-the-money BioSciences stock options and warrants, and holders of two promissory notes, outstanding immediately prior to the merger.

Common Stock Offered

Background:	The securityholders own or have the right to acquire an aggregate of 6,762,609 shares of common stock, of which (i) 1,281,852 shares were issued on conversion of approximately $2.2 million in principal and accrued interest under debentures converted on February 28, 2011 by the 21 holders thereof, who included two members of our board of directors and an affiliate of one of such board members, and (ii) 4,760,380 shares issued in a private placement, or the placement (which excludes 332,500 shares sold in the placement not being registered), the final closing under which occurred on April 18, 2011 and in which 93 accredited and sophisticated investors subscribed to purchase our common stock. The shares being registered hereby also include (i) up to 463,988 shares issuable to FFM on exercise of placement agent warrants issued to FFM at the closing of the placement, and (ii) 256,389 shares of common stock issuable on exercise of outstanding warrants issued to the debenture holders. The debentures were converted at a conversion price of $1.75 per share and the warrants issued in conjunction therewith are exercisable at $1.75 per share. The common stock sold in the placement had a purchase price of $2.50 per share, and the placement agent warrants issued to FFM and its designee are exercisable at $3.125 per share, or 125% of the price of the common stock sold in the placement. There were no investor warrants or convertible instruments issued in the placement.

Shares of Common Stock offered by the selling securityholders:	6,762,609 shares of common stock.

Use of proceeds:	Any shares of common stock offered by the selling securityholders pursuant to this prospectus will be sold by the selling securityholders for their respective accounts. We will not receive any of the proceeds from these sales. If the warrants held by the debenture holders or the placement agent warrants held by FFM are exercised for cash, the exercise price will be used for working capital and general corporate purposes. We cannot estimate how many, if any, warrants or placement agent warrants will be exercised.

Lock-up agreements:	The shares of common stock issued on conversion of the debentures and in the placement are not subject to a lock-up agreement, except to the extent such shares are held by our executive officers, directors, or employees. We and each of our executive officers, members of the board of directors, and employees have agreed, subject to certain exceptions, not to sell, transfer or dispose of any shares of our common stock through February 29, 2012. FFM and its designees have agreed not to sell, transfer or hypothecate the shares of common stock underlying the placement agent warrants, if exercised, for a period of six months from the date of this prospectus. See “Plan of Distribution.”

NASDAQ Capital Market symbol	AMPE

Market and Industry Data

We obtained statistical data, market and product data, and forecasts used throughout this prospectus from market research, publicly available information and industry publications. While we believe that the statistical data, industry data and forecasts and market research are reliable, we have not independently verified the data, and we do not make any representation as to the accuracy of the information.

Estimates of historical growth rates in diabetes and other diseases are not necessarily indicative of future growth rates. When referring to clinical indications, observations, and treatment modalities, we relied on clinical data evaluated by, and publications authored or co-authored by, Dr. Bar-Or, our chief scientific officer, and published information from medical journals and other sources concerning clinical trials conducted by others and regulatory approvals obtained for other pharmaceutical products. With respect to diabetes-related conditions, we relied in part also on the Proceedings of the American Academy of Ophthalmology Preferred Practice Patterns: Diabetic Retinopathy, 2008 and “Clinical Effect of Danazol in Patients with IgA Nephropathy,” Tomino, et al, Japan J. Med.; 26(2): 162-166. In estimating the market size for Ampion, we referred in part to information published by Datamonitor, Stakeholder Insight: Osteoarthritis, DMHC1907, December 2003.

Risk Factors

Our business is subject to a number of risks of which you should be aware. These risks are described in more detail in the “Risk Factors” section of this prospectus. These risks include:

•	There is substantial doubt about our ability to continue as a going concern;

•	Clinical trials have not yet been completed for Optina, Vasaloc, or Ampion, and the trials may yield unfavorable results that cause us to discontinue development of these product candidates;

•	Collaborators may terminate licenses on short notice or discontinue clinical trials due to a change in strategic focus, as we believe occurred with respect to Zertane;

•	We may not secure regulatory approval to market product candidates in the U.S. or other countries;

•	If we do not secure collaborators with manufacturing, marketing and sales capabilities, we may not be successful in commercializing any of our product candidates that receive regulatory approvals;

•	Even if a product candidate is approved and reaches the market, the product may not achieve physician and patient acceptance, or may not obtain adequate reimbursement from third party payors;

•	We have incurred significant operating losses since inception and we expect those losses to continue for at least several years; and

•	We face significant competition from companies much larger than us, and our product candidates will compete with other treatments and medicines that may be more effective, or safer, than ours.

Corporate Information and History

Our executive offices are located at 5445 DTC Parkway, P4 , Greenwood Village, Colorado 80111, and our telephone number is (303) 418-1000. Additional information about us is available on our website at www.ampiopharma.com. The information contained on or that may be obtained from our website is not, and shall not be deemed to be, a part of this prospectus. You can review filings we make with the SEC at its website (www.sec.gov), including our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports electronically filed or furnished pursuant to Section 15(d) of the Exchange Act. Our Code of Conduct and Ethics and the charters of our Nominating and Governance Committee, Audit Committee, and Compensation Committee of our Board of Directors may be accessed within the Investor Relations section of our website.

Life Sciences is our predecessor and was formed in December 2008 and commenced operations when it acquired certain assets of BioSciences in April 2009. In March 2010, Life Sciences merged with a subsidiary of Chay Enterprises, Inc., a publicly traded Colorado corporation. Immediately after the merger, Chay Enterprises changed its name to Ampio Pharmaceuticals, Inc., and reincorporated in Delaware. We acquired BioSciences, now a wholly-owned subsidiary of ours, in March 2011.

Summary Selected Unaudited Quarterly Consolidated Financial Information

The following tables set forth selected unaudited quarterly financial data for us and our subsidiaries at and for the three months ended March 31, 2011, and comparative statement of operations data for the three months ended March 31, 2010. This data should be read in conjunction with (i) the unaudited consolidated balance sheet of Ampio at March 31, 2011, and the related unaudited consolidated statements of operations, stockholders’ equity (deficit), and cash flows for the three months ended March 31, 2011 and 2010, and the related notes contained in this prospectus, and (ii) “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Our interim financial information as of March 31, 2011 and 2010 includes all adjustments, consisting of normal recurring adjustments, which our management considers necessary for fair presentation of the financial position and results of operations for such periods in accordance with GAAP.

	Three Months Ended March 31,
	2011	2010
	(unaudited)	(unaudited)
Statement of Operations Data:
Operating Expenses
Research and development	$632,952	$337,834
General and administrative	1,604,407	1,141,173

Total operating expenses	2,237,359	1,479,007

Other (expense), net	(6,542,105)	(2,647)

Net loss	$(8,779,464)	$(1,481,654)

Basic and diluted net loss per common share	$(0.49)	$(0.11)

Weighted average number of common shares outstanding	18,025,851	13,098,367

March 31, 2011
(unaudited)
Balance Sheet Data:

Cash, cash equivalents and investments	$4,558,669
Working capital	2,671,067
Total assets	12,683,155
Total liabilities	2,012,088
Total stockholders’ equity	10,671,067

Summary Selected Unaudited Pro Forma Consolidated Combined Financial Information

The following tables set forth selected unaudited pro forma consolidated combined financial data for us and BioSciences at and for each of the years in the two-year period ended December 31 or September 30, 2010 and 2009. You should read the summary selected unaudited pro forma consolidated combined financial information presented below in conjunction with the “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our audited financial statements for the two years ended December 31, 2010 and 2009, and BioSciences audited financial statements for the two years ended September 30, 2010 and 2009, and the related notes contained in this prospectus. Our acquisition of BioSciences required us to include financial information in this prospectus for BioSciences as a significant subsidiary that exceeds 50% significance to us using the revenue test.

In April 2009, Life Sciences commenced operations when it purchased assets, principally intellectual property, from BioSciences. In March 2010, Life Sciences merged with a subsidiary of Chay Enterprises, a Colorado corporation. Immediately following the merger, Chay Enterprises reincorporated in Delaware and changed its name to Ampio Pharmaceuticals, Inc. For accounting and financial reporting purposes, Life Sciences was considered the acquirer and the merger was treated as a reverse acquisition. All financial information presented in this prospectus for periods prior to the Chay merger reflects only that of Life Sciences, and does not reflect the pre-merger Chay assets, liabilities, or operating results. In addition, all share, per share and related Life Sciences information has been adjusted to take into account the Chay merger.

The selected unaudited pro forma consolidated combined financial data set forth below gives retroactive effect, to the beginning of the periods presented, of the acquisition of BioSciences. We have presented the unaudited pro forma consolidated combined financial information below to provide you a better picture of what our business would have looked like had we owned BioSciences since January 1, 2009. BioSciences’ fiscal year ended on September 30 and Ampio’s fiscal ends on December 31, so the pro forma information presented below for 2010 and 2009 represents 12-month periods for BioSciences and Ampio ending September 30 and December 31, respectively. We have also eliminated inter-company transactions from the information below.

	Pro Forma Consolidated Combined Years Ended
	September 30, 2010 or December 31, 2010	September 30, 2009 or December 31, 2009
	(unaudited)
Statement of Operations Data:
Revenues
License fees	$625,000	$875,000
Royalty fees	—	58,750
Milestone payments	—	1,500,475
Other revenues	—	111,943

Total revenue	625,000	2,546,168

Expenses
Research and development	2,124,336	1,936,483
General and administrative	5,012,764	2,300,421
Amortization	37,873	37,873

Total operating expenses	7,179,943	4,274,777

Other income (expenses)
Interest expense, net	(7,509)	(11,511)
Unrealized gain on fair value of debt instruments	37,511	—
Derivative expense	(1,367,771)	—

Other income (expense), net	(1,337,769)	(11,511)

Net income (loss)	$(7,887,742)	$(1,740,120)

Basic and diluted net loss per common share	$(0.37)	$(0.09)

Weighted average number of common shares outstanding	21,456,373	19,960,973

The following table presents selected consolidated balance sheet data of Ampio as of March 31, 2011 on an actual basis and on a pro forma basis after giving effect to the sale of 2,583,433 shares in the April closings of the placement.

	March 31, 2011
	Actual(1)	Pro Forma(2)
	(unaudited)
Balance Sheet Data:
Cash, cash equivalents and investments	$4,558,669	$9,577,580
Working capital	2,671,067	8,202,665
Total assets	12,683,155	17,702,066
Total liabilities	2,012,088	1,499,401
Total stockholders’ equity	10,671,067	16,202,665

(1)	Reflects the sale of 2,509,447 shares of common stock in the March 31, 2011 closing of the placement and our receipt of $5.4 million in total net proceeds after deducting placement commissions, a non-accountable expense allowance, and other offering expenses. A portion of the proceeds were used to retire accounts payable and accrued expenses, and repay $100,000 in affiliated party debt.
(2)	Reflects the sale of 2,583,433 shares of common stock in the April closings of the placement and our receipt of $5.0 million in total net proceeds after deducting placement commissions, a non-accountable expense allowance, and other offering expenses, as well as payment of deferred salaries. For further information, please see “Capitalization.”

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Forward-looking statements are those that predict or describe future events or trends and that do not relate solely to historical matters. You can generally identify forward-looking statements as statements containing the words “believe,” “expect,” “may,” “will,” “anticipate,” “intend,” “estimate,” “project,” “plan,” “assume” or other similar expressions, although not all forward-looking statements contain these identifying words. All statements contained in this prospectus regarding our future strategy, plans and expectations regarding clinical trials, future regulatory approvals, our plans for the commercialization of our products, future operations, projected financial position, potential future revenues, projected costs, future prospects, and results that might be obtained by pursuing management’s current plans and objectives are forward-looking statements. Forward-looking statements include, but are not necessarily limited to, those relating to:

•	the results and timing of our clinical trials, particularly the results of our Optina, Vasaloc and Ampion trials;

•	the regulatory review process and any regulatory approvals that are issued or denied by the FDA, the EMEA, or other regulatory agencies;

•	our need to secure collaborators to license, manufacture, market and sell any products for which we receive regulatory approval in the future;

•	the benefits we expect to obtain from the BioSciences acquisition, including our objective to license Zertane;

•	the results of our internal research and development efforts;

•	the commercial success and market acceptance of any of our product candidates that are approved for marketing in the United States or other countries;

•	the safety and efficacy of medicines or treatments introduced by competitors that are targeted to indications which our product candidates have been developed to treat;

•	acceptance and approval of regulatory filings;

•	our need for, and ability to raise, additional capital;

•

our collaborators’ compliance or non-compliance with their obligations under our agreements with them, or decisions by our collaborators to discontinue clinical trials and return product candidates to us; and

•	our plans to develop other product candidates.

You should not place undue reliance on our forward-looking statements because the matters they describe are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond our control. Our forward-looking statements are based on the information currently available to us and speak only as of the date on the cover of this prospectus. New risks and uncertainties arise from time to time, and it is impossible for us to predict these matters or how they may affect us. Over time, our actual results, performance or achievements will likely differ from the anticipated results, performance or achievements that are expressed or implied by our forward-looking statements, and such differences might be significant and materially adverse to our investors. We have no duty to, and do not intend to, update or revise the forward-looking statements in this prospectus after the date of this prospectus except to the extent required by the federal securities laws. You should consider all risks and uncertainties disclosed in our filings with the Securities and Exchange Commission, or the SEC, described below under the heading “Where You Can Find More Information,” all of which are accessible on the SEC’s website at www.sec.gov.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should consider carefully the following risks and other information contained in this prospectus before you decide whether to buy our common stock. If any of the events contemplated by the following discussion of risks should occur, our business, results of operations and financial condition could suffer significantly. As a result, the market price of our common stock could decline, and you may lose all or part of the money you paid to buy our common stock. In addition, the risks described below are not the only ones facing our company. Additional risks and uncertainties of which we are unaware or currently deem immaterial may also become important factors that may harm our business.

Risks Related to Our Business

There is substantial doubt as to our ability to continue as a going concern.

We have experienced recurring losses since inception, resulting in an accumulated deficit of approximately $18.6 million through March 31, 2011. Our financial statements have been prepared on the assumption that we will continue as a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, there is substantial doubt about our ability to continue as a going concern. Our financial statements do not include any adjustments that might result from the outcome of this uncertainty. While we raised significant capital in the placement that closed in March and April 2011, we may require additional capital to fund our operations, including to:

•	continue to fund, or initiate funding for, clinical trials of Optina, Vasaloc and Ampion;

•	pursue a collaborator for Zertane;

•	further develop and assess the clinical utility of the ORP device;

•	develop additional product candidates;

•	conduct additional clinical research and development;

•	pursue existing and new claims covered by intellectual property we own or license; and

•	sustain our corporate overhead requirements, and hire and retain necessary personnel.

Until we can generate revenue from collaboration agreements to finance our cash requirements, which we may not accomplish, we expect to finance future cash needs primarily through offerings of our debt or equity securities. We have no collaboration agreements currently in effect.

We do not know whether additional funding will be available to us on acceptable terms, or at all. If we are unable to secure additional funding when needed, we may have to delay, reduce the scope, or eliminate development of one or more of our product candidates, or substantially curtail or close our operations altogether. Alternatively, we may have to obtain a collaborator for one or more of our product candidates at an earlier stage of development, which could lower the economic value of those product candidates to us.

We expect our net losses to continue for at least several years and are unable to predict the extent of future losses or when we will become profitable, if ever.

We have experienced significant net losses since inception. As of March 31, 2011, we had an accumulated deficit of approximately $18.6 million. We expect our annual net losses to continue over the next several years as we advance development programs and incur significant clinical development costs.

We have not received, and do not expect to receive for several years, any revenues from the commercialization of our product candidates. We plan to seek licensing and collaboration arrangements, which may provide us with potential milestone payments and royalties and those arrangements, if obtained, will be our primary source of revenues for the next several years. We cannot be certain that licensing or collaboration arrangements will be concluded, or that the terms of those arrangements will result in our receiving material revenues. To obtain revenues from product candidates, we must succeed, either alone or with others, in developing, obtaining regulatory approval for, and manufacturing and marketing drugs with significant market potential. We may never succeed in these activities, and may never generate revenues that are significant enough to achieve profitability.

If we do not secure collaborations with strategic partners to test, commercialize and manufacture product candidates, we will not be able to successfully develop products and generate meaningful revenues.

A key aspect of our strategy is to selectively enter into collaborations with third parties to conduct clinical testing, as well as to commercialize and manufacture product candidates. We have no collaboration agreements currently in effect. Collaboration agreements typically call for milestone payments that depend on successful demonstration of efficacy and safety, obtaining regulatory approvals, and clinical trial results. Collaboration revenues such as those generated by BioSciences in the past are not guaranteed, even when efficacy and safety are demonstrated. The current economic environment may result in potential collaborators electing to reduce their external spending, which may prevent us from developing our product candidates.

Even if we succeed in securing collaborators, the collaborators may fail to develop or effectively commercialize products using our product candidates or technologies because they:

•	do not have sufficient resources or decide not to devote the necessary resources due to internal constraints such as budget limitations, lack of human resources, or a change in strategic focus;

•	believe our intellectual property or the product candidate may infringe on the intellectual property rights of others;

•	dispute their responsibility to conduct development and commercialization activities pursuant to the applicable collaboration, including the payment of related costs or the division of any revenues;

•	decide to pursue a competitive product developed outside of the collaboration;

•	cannot obtain, or believe they cannot obtain, the necessary regulatory approvals;

•	delay the development or commercialization of our product candidates in favor of developing or commercializing another party’s product candidate; or

•	decide to terminate or not to renew the collaboration for these or other reasons.

For example, the collaborator that licensed Zertane conducted clinical trials which we believe demonstrated efficacy in treating PE, but the collaborator undertook a merger that we believe altered its strategic focus and thereafter terminated the collaboration agreement. The merger also created a potential conflict with a principal customer of the acquired company, which sells a product to treat PE in certain European markets.

As we experienced in this instance, collaboration agreements are generally terminable without cause on short notice. Once a collaboration agreement is signed, it may not lead to commercialization of a product candidate. We also face competition in seeking out collaborators. If we are unable to secure new collaborations that achieve the collaborator’s objectives and meet our expectations, we may be unable to advance our product candidates and may not generate meaningful revenues.

Optina, Vasaloc and Ampion will soon undergo clinical trials that are time-consuming and expensive, the outcomes of which are unpredictable, and for which there is a high risk of failure.

Preclinical testing and clinical trials are long, expensive and unpredictable processes that can be subject to delays. It may take several years to complete the preclinical testing and clinical development necessary to commercialize a drug, and delays or failure can occur at any stage. Interim results of clinical trials do not necessarily predict final results, and success in preclinical testing and early clinical trials does not ensure that later clinical trials will be successful. A number of companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in advanced clinical trials even after promising results in earlier trials.

Our product development programs are at various stages of development. We previously signed a contract with St. Michael’s Hospital, Toronto, Canada, under which St. Michael’s will conduct a Phase II trial for our product candidate Optina for the treatment of diabetic macular edema, an early stage of diabetic retinopathy. In January 2011, St. Michael’s began enrolling patients in the trial and in February, 2011, the first dose was administered to an enrolled patient. We intend also to commence a Phase II clinical trial for Vasaloc, our product candidate to treat diabetic nephropathy, by the second or third quarter of 2011. We are currently preparing to seek approval for a Phase II double-blind, placebo-controlled clinical trial of the product candidate Ampion for the treatment of chronic inflammatory and autoimmune disease. An unfavorable outcome in one or more trials for Optina, Vasaloc, or Ampion would be a major set-back for the development programs for these product candidates and for us. Due to our limited financial resources, an unfavorable outcome in one or more of these trials may require us to delay, reduce the scope of, or eliminate one of these product development programs, which could have a material adverse effect on us and the value of our common stock. We anticipate that clinical trials of Optina and Vasaloc will take at least six to nine months to complete, and clinical trials of Ampion will take between 18 to 24 months to complete.

We are currently in development and testing of various compounds, including various derivatives of Methylphenidates, a diketopiperazine, or DA-DKP, and several types of metal-binding compounds. We also are now testing the prototype ORP device to measure oxidation and antioxidation levels in the blood.

In connection with clinical testing and trials, we face risks that:

•	a product candidate is ineffective, inferior to existing approved medicines, unacceptably toxic, or has unacceptable side effects;

•	patients may die or suffer other adverse effects for reasons that may or may not be related to the product candidate being tested;

•	the results may not confirm the positive results of earlier testing or trials; and

•	the results may not meet the level of statistical significance required by the U.S. Food and Drug Administration, or FDA, or other regulatory agencies.

The results of preclinical studies do not necessarily predict clinical success, and larger and later-stage clinical studies may not produce the same results as earlier-stage clinical studies. Frequently, product candidates developed by pharmaceutical companies have shown promising results in early preclinical or clinical studies, but have subsequently suffered significant setbacks or failed in later clinical studies. In addition, clinical studies of potential products often reveal that it is not possible or practical to continue development efforts for these product candidates.

If we do not successfully complete preclinical and clinical development, we will be unable to market and sell products derived from our product candidates and generate revenues. Even if we do successfully complete clinical trials, those results are not necessarily predictive of results of additional trials that may be needed before a new drug application, or NDA, may be submitted to the FDA. Although there are a large number of drugs in development in the U.S. and other countries, only a small percentage result in the submission of an NDA to the FDA, even fewer are approved for commercialization, and only a small number achieve widespread physician and consumer acceptance following regulatory approval. If our clinical studies are substantially delayed or fail to prove the safety and effectiveness of our product candidates in development, we may not receive regulatory approval of any of these product candidates and our business and financial condition will be materially harmed.

Delays, suspensions and terminations in our clinical trials could result in increased costs to us and delay our ability to generate revenues.

Human clinical trials are very expensive, time-consuming, and difficult to design, implement and complete. We expect clinical trials of our product candidates will take from six to 24 months to complete, but the completion of trials for our product candidates may be delayed for a variety of reasons, including delays in:

•	demonstrating sufficient safety and efficacy to obtain regulatory approval to commence a clinical trial;

•	reaching agreement on acceptable terms with prospective contract research organizations and clinical trial sites;

•	manufacturing sufficient quantities of a product candidate;

•	obtaining approval of an Investigational New Drug Application, or IND, from the FDA;

•	obtaining institutional review board approval to conduct a clinical trial at a prospective clinical trial site;

•	determining dosing and making related adjustments; and

•

patient enrollment, which is a function of many factors, including the size of the patient population, the nature of the protocol, the proximity of patients to clinical trial sites, the availability of effective treatments for the relevant disease and the eligibility criteria for the clinical trial.

The commencement and completion of clinical studies for our product candidates may be delayed, suspended or terminated due to a number of factors, including:

•	lack of effectiveness of product candidates during clinical studies;

•	adverse events, safety issues or side effects relating to the product candidates or their formulation;

•	inability to raise additional capital in sufficient amounts to continue clinical trials or development programs, which are very expensive;

•	the need to sequence clinical studies as opposed to conducting them concomitantly in order to conserve resources;

•	our inability to enter into collaborations relating to the development and commercialization of our product candidates;

•	failure by us or our collaborators to conduct clinical trials in accordance with regulatory requirements;

•	our inability or the inability of our collaborators to manufacture or obtain from third parties materials sufficient for use in preclinical and clinical studies;

•

governmental or regulatory delays and changes in regulatory requirements, policy and guidelines, including mandated changes in the scope or design of clinical trials or requests for supplemental information with respect to clinical trial results;

•	failure of our collaborators to advance our product candidates through clinical development;

•	delays in patient enrollment, variability in the number and types of patients available for clinical studies, and lower-than anticipated retention rates for patients in clinical trials;

•	difficulty in patient monitoring and data collection due to failure of patients to maintain contact after treatment;

•	a regional disturbance where we or our collaborative partners are enrolling patients in our clinical trials, such as a pandemic, terrorist activities or war, or a natural disaster; and

•	varying interpretations of data by the FDA and similar foreign regulatory agencies.

Many of these factors may also ultimately lead to denial of regulatory approval of a current or potential product candidate. If we experiences delay, suspensions or terminations in a clinical trial, the commercial prospects for the related product candidate will be harmed, and our ability to generate product revenues will be delayed.

If our product candidates are not approved by the FDA, we will be unable to commercialize them in the United States.

The FDA must approve any new medicine before it can be marketed and sold in the United States. We must provide the FDA with data from preclinical and clinical studies that demonstrate that our product candidates are safe and effective for a defined indication before they can be approved for commercial distribution. We will not obtain this approval for a product candidate unless and until the FDA approves a NDA. The processes by which regulatory approvals are obtained from the FDA to market and sell a new or repositioned product are complex, require a number of years and involve the expenditure of substantial resources. We cannot assure you that any of our product candidates will receive FDA approval in the future, and the time for receipt of any such approval is currently incapable of estimation.

We intend to seek FDA approval for most of our product candidates using an expedited process established by the FDA, but we may be asked to submit additional information to support a proposed change of a previously approved drug, which may substantially increase clinical trial costs, postpone any FDA product approvals, and delay our receipt of any product revenues.

Assuming successful completion of clinical trials, we expect to submit NDAs to the FDA for Optina and Vasaloc at various times in the future under §505(b)(2) of the Food, Drug and Cosmetic Act, as amended, or the FDCA. NDAs submitted under this section are eligible to receive FDA new drug approval by relying in part on the FDA’s findings for a previously approved drug. The FDA’s 1999 guidance on §505(b)(2) applications states that new indications for a previously approved drug, a new combination product, a modified active ingredient, or changes in dosage form, strength, formulation, and route of administration of a previously approved product are encompassed within the §505(b)(2) NDA process. Relying on §505(b)(2) is advantageous because this section of the FDCA does not require us (i) to perform the full range of safety and efficacy trials that is otherwise required to secure approval of a new drug, and (ii) obtain a “right of reference” from the applicant that obtained approval of the previously approved drug. However, a §505(b)(2) application must support the proposed change of the previously approved drug by including necessary and adequate information, as determined by the FDA, and the FDA may still require us to perform a full range of safety and efficacy trials.

If one of our product candidates achieves clinical trial objectives, we must prepare and submit to the FDA a comprehensive §505(b)(2) application. Review of the application may lead the FDA to request more information or require us to perform additional clinical trials, thus adding to product development costs and delaying any marketing approval from the FDA. We have no control over the FDA’s review time for any future NDA it submits, which may vary significantly based on the disease to be treated, availability of alternate treatments, severity of the disease, and the risk/benefit profile of the proposed product. Even if one of our products receives FDA marketing approval, we could be required to conduct post-marketing Phase IV studies and surveillance to monitor for adverse effects. If we experience delays in NDA application processing, requests for additional information or further clinical trials, or are required to conduct post-marketing studies or surveillance, our product development costs could increase substantially, and our ability to generate revenues from a product candidate could be postponed, perhaps indefinitely. The resulting negative impact on our operating results and financial condition may cause the value of our common stock to decline, and you may lose all or a part of your investment.

The approval process outside the United States varies among countries and may limit our ability to develop, manufacture and sell our products internationally.

We may conduct clinical trials for, and seek regulatory approval to market, our product candidates in countries other than the United States. For example, the clinical trial for Optina is being conducted in Canada, the Zertane clinical trials were conducted in Europe, and we plan to conduct the clinical trials of Ampion in Australia and India. Depending on the results of clinical trials and the process to obtain regulatory approvals in other countries, we may decide to first seek regulatory approvals of a product candidate in countries other than the U.S., or we may simultaneously seek regulatory approvals in the U.S. and other countries. If we or any collaborators we secure seek marketing approvals for a product candidate outside the U.S., we will be subject to the regulatory requirements of health authorities in each country in which we seek approvals. With respect to marketing authorizations in Europe, we will be required to submit a European marketing authorization application, or MAA, to the European Medicines Agency, or EMEA, which conducts a validation and scientific approval process in evaluating a product for safety and efficacy. The approval procedure varies among regions and countries and can involve additional testing, and the time required to obtain approvals may differ from that required to obtain FDA approval. Obtaining regulatory approvals from health authorities in countries outside the U.S. is likely to subject us to all of the risks associated with obtaining FDA approval described above. In addition, marketing approval by the FDA does not ensure approval by the health authorities of any other country, and approval by foreign health authorities does not ensure marketing approval by the FDA.

Even if one of our product candidates receives regulatory approval, commercialization of the product may be adversely affected by regulatory actions and oversight.

Even if we receive regulatory approval for a product candidate, this approval may carry conditions that limit the market for the product or put the product at a competitive disadvantage relative to alternative therapies. For instance, a regulatory approval may limit the indicated uses for which we can market a product or the patient population that may utilize the product, or may be required to carry a warning on its packaging. Products with boxed warnings are subject to more restrictive advertising regulations than products without such warnings. These restrictions could make it more difficult to market any product candidate effectively. Once a product candidate is approved, we remain subject to continuing regulatory obligations, such as safety reporting requirements and additional post-marketing obligations, including regulatory oversight of promotion and marketing. In addition, the labeling, packaging, adverse event reporting, advertising, promotion and recordkeeping for an approved product remain subject to extensive and ongoing regulatory requirements. If we become aware of previously unknown problems with an approved product in the U.S. or overseas or at any contract manufacturers’ facilities, a regulatory agency may impose restrictions on the product, any contract manufacturers or on us, including requiring us to reformulate the product, conduct additional clinical studies, change the labeling of the product, withdraw the product from the market or require a contract manufacturer to implement changes to its facilities. In addition, we may experience a significant drop in the sales and royalties related to the product, its reputation in the marketplace may suffer, and we could face lawsuits.

We also are subject to regulation by regional, national, state and local agencies, including the Department of Justice, the Federal Trade Commission, the Office of Inspector General of the U.S. Department of Health and Human Services and other regulatory bodies, as well as governmental authorities in those other countries in which any of our product candidates are approved for commercialization. The Federal Food, Drug, and Cosmetic Act, the Public Health Service Act and other federal and state statutes and regulations govern to varying degrees the research, development, manufacturing and commercial activities relating to prescription pharmaceutical products, including preclinical and clinical testing, approval, production, labeling, sale, distribution, import, export, post-market surveillance, advertising, dissemination of information, and promotion. If we or any third parties that provide these services for us are unable to comply, we may be subject to regulatory or civil actions or penalties that could significantly and adversely affect our business. Any failure to maintain regulatory approval will limit our ability to commercialize our product candidates, which would materially and adversely affect our business and financial condition.

If we do not achieve our projected development and commercialization goals in the timeframes we announce and expect, the commercialization of our product candidates may be delayed, our business will be harmed, and our stock price may decline.

We sometimes estimate for planning purposes the timing of the accomplishment of various scientific, clinical, regulatory and other product development objectives. These milestones may include our expectations regarding the commencement or completion of scientific studies, clinical trials, the submission of regulatory filings, or commercialization objectives. From time to time, we may publicly announce the expected timing of some of these milestones, such as the completion of an ongoing clinical trial, the initiation of other clinical programs, receipt of marketing approval, or a commercial launch of a product. The achievement of many of these milestones may be outside of our control. All of these milestones are based on a variety of assumptions which may cause the timing of achievement of the milestones to vary considerably from our estimates, including:

•	our available capital resources or capital constraints we experience;

•

the rate of progress, costs and results of our clinical trials and research and development activities, including the extent of scheduling conflicts with participating clinicians and collaborators, and our ability to identify and enroll patients who meet clinical trial eligibility criteria;

•	our receipt of approvals by the FDA and other regulatory agencies and the timing thereof;

•	other actions, decisions or rules issued by regulators;

•	our ability to access sufficient, reliable and affordable supplies of compounds used in the manufacture of our product candidates;

•	the efforts of our collaborators with respect to the commercialization of our products; and

•	the securing of, costs related to, and timing issues associated with, product manufacturing as well as sales and marketing activities.

If we fail to achieve announced milestones in the timeframes we announce and expect, our business and results of operations may be harmed and the price of our stock may decline.

Our success is dependent in large part upon the continued services of our Chief Scientific Officer.

Our success is dependent in large part upon the continued services of our Chief Scientific Officer, Dr. David Bar-Or. We have an employment agreement with Dr. Bar-Or and a research agreement with Trauma Research, LLC, an entity owned by Dr. Bar-Or that conducts research and development activities on our behalf. These agreements are terminable on short notice for cause by us or Dr. Bar-Or and may also be terminated without cause under certain circumstances. We do not maintain key-man life insurance on Dr. Bar-Or, although we may elect to obtain such coverage in the future. If we lost the services of Dr. Bar-Or for any reason, our clinical testing and other product development activities may experience significant delays, and our ability to develop and commercialize new product candidates may be diminished.

If we do not obtain the capital necessary to fund our operations, we will be unable to successfully develop, obtain regulatory approval of, and commercialize, pharmaceutical products.

The development of pharmaceutical products is capital-intensive. At March 31, 2011, we had cash of approximately $4.6 million. In order to continue funding our operations, we issued in August 2010 $430,000 in principal amount in convertible debentures to related parties, issued in November 2010 $1.38 million in principal amount of convertible debentures to 19 unaffiliated investors and, in January 2011, an additional $382,000 in principal amount of convertible debentures to five prior debenture purchasers. The aggregate principal and accrued interest owed to the holders of these debentures was converted into a total of 1,281,852 shares of our common stock on February 28, 2011, at a conversion price of $1.75 per share. In March and April 2011, we obtained a total of $10.9 million in net proceeds from the sale of common stock in the placement. We anticipate we will require significant additional financing to continue to fund our operations. Our future capital requirements will depend on, and could increase significantly as a result of, many factors including:

•	progress in, and the costs of, our preclinical studies and clinical trials and other research and development programs;

•	the scope, prioritization and number of Ampio’s research and development programs;

•	the achievement of milestones or occurrence of other developments that trigger payments under any collaboration agreements we obtain;

•	the extent to which we are obligated to reimburse, or entitled to reimbursement of, clinical trial costs under future collaboration agreements, if any;

•	the costs involved in filing, prosecuting, enforcing and defending patent claims and other intellectual property rights;

•	the costs of securing manufacturing arrangements for commercial production; and

•	the costs of establishing or contracting for sales and marketing capabilities if we obtain regulatory clearances to market our product candidates.

Until we can generate significant continuing revenues, we expect to satisfy our future cash needs through collaboration arrangements, private or public sales of our securities, debt financings, or by licensing one or more of our product candidates. Dislocations in the financial markets have generally made equity and debt financing more difficult to obtain, and may have a material adverse effect on our ability to meet our fundraising needs. We cannot be certain that additional funding will be available to us on acceptable terms, if at all. If funds are not available, we may be required to delay, reduce the scope of, or eliminate one or more of our research or development programs or our commercialization efforts. Additional funding, if obtained, may significantly dilute existing shareholders if that financing is obtained through issuing equity or instruments convertible into equity.

We rely on third parties to conduct our clinical trials and perform data collection and analysis, which may result in costs and delays that prevent us from successfully commercializing product candidates.

Although we design and manage our current preclinical studies, we do not have the in-house capability to conduct clinical trials for our product candidates. We rely, and will rely in the future, on medical institutions, clinical investigators, contract research organizations, contract laboratories, and collaborators to perform data collection and analysis and other aspects of our clinical trials. For example, we contracted with St. Michael’s Hospital, Toronto, Canada, to perform clinical trials for Optina, and a contracted collaborator performed clinical trials for Zertane. We rely primarily on Trauma Research, LLC, a related party, to conduct preclinical studies and provide assessments of clinical observations.

Our preclinical activities or clinical trials conducted in reliance on third parties may be delayed, suspended, or terminated if:

•	the third parties do not successfully carry out their contractual duties or fail to meet regulatory obligations or expected deadlines;

•	we replace a third party; or

•	the quality or accuracy of the data obtained by third parties is compromised due to their failure to adhere to clinical protocols, regulatory requirements, or for other reasons.

Third party performance failures may increase our development costs, delay our ability to obtain regulatory approval, and delay or prevent the commercialization of our product candidates. While we believe that there are numerous alternative sources to provide these services, in the event that we seek such alternative sources, we may not be able to enter into replacement arrangements without incurring delays or additional costs.

Even if collaborators with which we contract in the future successfully complete clinical trials of our product candidates, those candidates may not be commercialized successfully for other reasons.

Even if we contract with collaborators that successfully complete clinical trials for one or more of our product candidates, those candidates may not be commercialized for other reasons, including:

•	failure to receive regulatory clearances required to market them as drugs;

•	being subject to proprietary rights held by others;

•	being difficult or expensive to manufacture on a commercial scale;

•	having adverse side effects that make their use less desirable; or

•	failing to compete effectively with products or treatments commercialized by competitors.

Relying on third-party manufacturers may result in delays in our clinical trials and product introductions.

We have no manufacturing facilities and have no experience in the manufacturing of drugs or in designing drug-manufacturing processes. If any of our product candidates are approved by the FDA or other regulatory agencies for sale, we will need to contract with a third party to manufacture the product candidate in commercial quantities. While we believe there are a number of alternative sources available to manufacture our product candidates if and when regulatory approvals are received, we may not be able to secure manufacturing arrangements on a timely basis when required, or at a reasonable cost. We cannot estimate any delay in manufacturing or unanticipated manufacturing costs with certainty but, if either occurs, our commercialization efforts may be impeded or our costs may increase.

Once regulatory approval is obtained, a marketed product and its manufacturer are subject to continual review. The discovery of previously unknown problems with a product or manufacturer may result in restrictions on the product, manufacturer or manufacturing facility, including withdrawal of the product from the market. Any manufacturers with which we contract are required to operate in accordance with FDA-mandated current good manufacturing practices, or cGMPs. A failure of any of our contract manufacturers to establish and follow cGMPs and to document their adherence to such practices may lead to significant delays in the launch of products based on our product candidates into the market. Failure by third-party manufacturers to comply with applicable regulations could result in sanctions being imposed on us, including fines, injunctions, civil penalties, revocation or suspension of marketing approval for any products granted pre-market approvals, seizures or recalls of products, operating restrictions, and criminal prosecutions.

We intend to enter into agreements with third parties to sell and market any products we develop and for which we obtain regulatory approvals, which may affect the sales of our products and our ability to generate revenues.

We do not maintain an organization for the sale, marketing and distribution of pharmaceutical products and intend to contract with, or license, third parties to market any products we develop that receive regulatory approvals. Outsourcing sales and marketing in this manner may subject us to a variety of risks, including:

•	our inability to exercise control over sales and marketing activities and personnel;

•	failure or inability of contracted sales personnel to obtain access to or persuade adequate numbers of physicians to prescribe our products;

•	disputes with third parties concerning sales and marketing expenses, calculation of royalties, and sales and marketing strategies; and

•	unforeseen costs and expenses associated with sales and marketing.

If we are unable to partner with a third party that has adequate sales, marketing, and distribution capabilities, we will have difficulty commercializing our product candidates, which would adversely affect our business, financial condition, and ability to generate product revenues.

We face substantial competition from companies with considerably more resources and experience than we have, which may result in others discovering, developing, receiving approval for, or commercializing products before or more successfully than us.

Our ability to succeed in the future depends on our ability to discover, develop and commercialize pharmaceutical products that offer superior efficacy, convenience, tolerability, and safety when compared to existing treatment methodologies. We intend to do so by identifying product candidates that address new indications using previously approved drugs, use of new combinations of previously approved drugs, or which are based on a modified active ingredient which previously received regulatory approval. Because our strategy is to develop new product candidates primarily for treatment of diseases that affect large patient populations, those candidates are likely to compete with a number of existing medicines or treatments, and a large number of product candidates that are being developed by others.

Many of our potential competitors have substantially greater financial, technical, personnel and marketing resources than us. In addition, many of these competitors have significantly greater resources devoted to product development and preclinical research. Our ability to compete successfully will depend largely on our ability to:

•	discover and develop product candidates that are superior to other products in the market;

•	attract and retain qualified personnel;

•	obtain patent and/or other proprietary protection for our product candidates;

•	obtain required regulatory approvals; and

•	obtain collaboration arrangements to commercialize our product candidates.

Established pharmaceutical companies devote significant financial resources to discovering, developing or licensing novel compounds that could make our product candidates obsolete. Our competitors may obtain patent protection, receive FDA approval, and commercialize medicines before us. Other companies are engaged in the discovery of compounds that may compete with the product candidates we are developing.

Any new product that competes with a currently-approved treatment or medicine must demonstrate compelling advantages in efficacy, convenience, tolerability and/or safety in order to address price competition and be commercially successful. If we are not able to compete effectively against our current and future competitors, our business will not grow and our financial condition and operations will suffer.

Product liability lawsuits could divert our resources, result in substantial liabilities and reduce the commercial potential of our product candidates.

The risk that we may be sued on product liability claims is inherent in the development and commercialization of pharmaceutical products. Side effects of, or manufacturing defects in, products that we develop which are commercialized by any collaborators could result in the deterioration of a patient’s condition, injury or even death. Once a product is approved for sale and commercialized, the likelihood of product liability lawsuits increases. Claims may be brought by individuals seeking relief for themselves or by individuals or groups seeking to represent a class. These lawsuits may divert our management from pursuing our business strategy and may be costly to defend. In addition, if we are held liable in any of these lawsuits, we may incur substantial liabilities and may be forced to limit or forgo further commercialization of the affected products.

Although we maintain general liability and product liability insurance, this insurance may not fully cover potential liabilities. In addition, inability to obtain or maintain sufficient insurance coverage at an acceptable cost or to otherwise protect against potential product liability claims could prevent or inhibit the commercial production and sale of any of our product candidates that receive regulatory approval, which could adversely affect our business. Product liability claims could also harm our reputation, which may adversely affect our collaborators’ ability to commercialize our products successfully.

If any of our product candidates are commercialized, this does not assure acceptance by physicians, patients, third party payors, or the medical community in general.

The commercial success of any of our product candidates that secure regulatory approval will depend upon acceptance by physicians, patients, third party payors and the medical community in general. We cannot be sure that any of our product candidates, if and when approved for marketing, will be accepted by these parties. Even if the medical community accepts a product as safe and efficacious for its indicated use, physicians may choose to restrict the use of the product if we or any collaborator is unable to demonstrate that, based on experience, clinical data, side-effect profiles and other factors, our product is preferable to any existing medicines or treatments. We cannot predict the degree of market acceptance of any product candidate that receives marketing approval, which will depend on a number of factors, including, but not limited to:

•	the demonstration of the clinical efficacy and safety of the product;

•	the approved labeling for the product and any required warnings;

•	the advantages and disadvantages of the product compared to alternative treatments;

•	our and any collaborator’s ability to educate the medical community about the safety and effectiveness of the product;

•	the reimbursement policies of government and third party payors pertaining to the product; and

•	the market price of our product relative to competing treatments.

Government restrictions on pricing and reimbursement, as well as other healthcare payor cost-containment initiatives, may negatively impact our ability to generate revenues if we obtain regulatory approval to market a product.

The continuing efforts of the government, insurance companies, managed care organizations and other payors of health care costs to contain or reduce costs of health care may adversely affect one or more of the following:

•	our or our collaborators’ ability to set a price we believes is fair for our products, if approved;

•	our ability to generate revenues and achieve profitability; and

•	the availability of capital.

The 2010 enactments of the Patient Protection and Affordable Care Act, or PPACA, and the Health Care and Education Reconciliation Act are expected to significantly impact the provision of, and payment for, health care in the United States. Various provisions of these laws take effect over the next four years, and are designed to expand Medicaid eligibility, subsidize insurance premiums, provide incentives for businesses to provide health care benefits, prohibit denials of coverage due to pre-existing conditions, establish health insurance exchanges, and provide additional support for medical research. Additional legislative proposals to reform healthcare and government insurance programs, along with the trend toward managed healthcare in the United States, could influence the purchase of medicines and reduce demand and prices for our products, if approved. This could harm our or our collaborators’ ability to market any products and generate revenues. Cost containment measures that health care payors and providers are instituting and the effect of further health care reform could significantly reduce potential revenues from the sale of any of our product candidates approved in the future. In addition, in certain foreign markets, the pricing of prescription drugs is subject to government control and reimbursement may in some cases be unavailable. We believe that pricing pressures at the federal and state level, as well as internationally, will continue and may increase, which may make it difficult for us to sell our potential products that may be approved in the future at a price acceptable to us or any of our future collaborators.

If Trauma Research uses hazardous and biological materials in a manner that causes injury or violates applicable law, we may be liable for damages or fines.

The research and development activities conducted on our behalf by Trauma Research, LLC, a related party controlled by Dr. Bar-Or, involve the controlled use of potentially hazardous substances, including chemical, biological and radioactive materials. In addition, Trauma Research’s operations produce hazardous waste products. Federal, state and local laws and regulations govern the use, manufacture, storage, handling and disposal of hazardous materials. If Trauma Research experiences a release of hazardous substances, it is possible that this release could cause personal injury or death, and require decontamination of facilities. Trauma Research has advised us that it believes it is in compliance with laws applicable to the handling of hazardous substances, but such compliance does not assure that a release of hazardous substances will not occur, or assure that such compliance will be maintained in the future. In the event of an accident involving research being conducted on our behalf, Trauma Research could be held liable for damages or face substantial penalties for which we could also be responsible. We do not have any insurance for liabilities arising from the procurement, handling, or discharge of hazardous materials. Compliance with applicable environmental laws and regulations is expensive, and current or future environmental regulations may impair our research, development and production efforts, which could harm our business.

Business interruptions could limit our ability to operate our business.

Our operations are vulnerable to damage or interruption from computer viruses, human error, natural disasters, telecommunications failures, intentional acts of misappropriation, and similar events. We have not established a formal disaster recovery plan, and our back-up operations and our business interruption insurance may not be adequate to compensate us for losses that occur. A significant business interruption could result in losses or damages incurred by us and require us to curtail our operations.

Risks Related to Our Intellectual Property

Our ability to compete may decline if we do not adequately protect our proprietary rights.

Our commercial success depends on obtaining and maintaining proprietary rights to our product candidates and compounds and their uses, as well as successfully defending these rights against third-party challenges. We will only be able to protect our product candidates, proprietary compounds, and their uses from unauthorized use by third parties to the extent that valid and enforceable patents, or effectively protected trade secrets, cover them. As of March 31, 2011, we owned or were the exclusive licensee under ten issued United States patents, 26 U.S. pending patent applications, 47 issued international patents, and 108 pending international patent applications.

Our ability to obtain patent protection for our product candidates and compounds is uncertain due to a number of factors, including:

•	we may not have been the first to make the inventions covered by pending patent applications or issued patents;

•	we may not have been the first to file patent applications for our product candidates or the compounds we developed or for their uses;

•	others may independently develop identical, similar or alternative products or compounds;

•	our disclosures in patent applications may not be sufficient to meet the statutory requirements for patentability;

•	any or all of our pending patent applications may not result in issued patents;

•	we may not seek or obtain patent protection in countries that may eventually provide us a significant business opportunity;

•	any patents issued to us may not provide a basis for commercially viable products, may not provide any competitive advantages, or may be successfully challenged by third parties;

•	our proprietary compounds may not be patentable;

•	others may design around our patent claims to produce competitive products which fall outside of the scope of our patents; or

•	others may identify prior art which could invalidate our patents.

Even if we have or obtain patents covering our product candidates or compounds, we may still be barred from making, using and selling our product candidates or technologies because of the patent rights of others. Others have or may have filed, and in the future may file, patent applications covering compounds or products that are similar or identical to ours. There are many issued U.S. and foreign patents relating to chemical compounds and therapeutic products, and some of these relate to compounds we intend to commercialize. Numerous U.S. and foreign issued patents and pending patent applications owned by others exist in the area of metabolic disorders, cancer, inflammatory responses, and the other fields in which we are developing products. These could materially affect our ability to develop our product candidates or sell our products if approved. Because patent applications can take many years to issue, there may be currently pending applications unknown to us that may later result in issued patents that our product candidates or compounds may infringe. These patent applications may have priority over patent applications filed by us.

We periodically conduct searches to identify patents or patent applications that may prevent us from obtaining patent protection for our compounds or that could limit the rights we have claimed in our patents and patent applications. Disputes may arise regarding the source or ownership of our inventions. It is difficult to determine if and how such disputes would be resolved. Others may challenge the validity of our patents. If our patents are found to be invalid, we will lose the ability to exclude others from making, using or selling the compounds or products addressed in those patents. In addition, compounds or products we may license may become important to some aspects of our business. We generally will not control the prosecution, maintenance or enforcement of patents covering licensed compounds or products.

Confidentiality agreements with employees and others may not adequately prevent disclosure of our trade secrets and other proprietary information and may not adequately protect our intellectual property, which could limit our ability to compete.

Because we operates in the highly technical field of drug discovery and development of therapies that can address metabolic disorders, cancer, inflammation and other conditions, we rely in part on trade secret protection in order to protect our proprietary technology and processes. However, trade secrets are difficult to protect. We enter into confidentiality and intellectual property assignment agreements with our employees, consultants, outside scientific collaborators, sponsored researchers, and other advisors. These agreements generally require that the other party keep confidential and not disclose to third parties all confidential information developed by the party or made known to the party by us during the course of the party’s relationship with us. These agreements also generally provide that inventions conceived by the party in the course of rendering services to us will be our exclusive property. However, these agreements may not be honored and may not effectively assign intellectual property rights to us. Enforcing a claim that a party illegally obtained and is using our trade secrets is difficult, expensive and time consuming and the outcome is unpredictable. In addition, courts outside the United States may be less willing to protect trade secrets. The failure to obtain or maintain trade secret protection could adversely affect our competitive position. We have entered into non-compete agreements with certain of our employees, but the enforceability of those agreements is not assured.

A dispute concerning the infringement or misappropriation of our proprietary rights or the proprietary rights of others could be time consuming and costly, and an unfavorable outcome could harm our business.

There is significant litigation in the pharmaceutical industry regarding patent and other intellectual property rights. While we are not currently subject to any pending intellectual property litigation, and are not aware of any such threatened litigation, we may be exposed to future litigation by third parties based on claims that our product candidates, technologies or activities infringe the intellectual property rights of others. In particular, there are many patents relating to repositioned drugs and chemical compounds used to treat metabolic disorders, cancer and inflammation. Some of these may encompass repositioned drugs or compounds that we utilize in our product candidates. If our development activities are found to infringe any such patents, we may have to pay significant damages or seek licenses to such patents. A patentee could prevent us from using the patented drugs or compounds. We may need to resort to litigation to enforce a patent issued to us, to protect our trade secrets, or to determine the scope and validity of third-party proprietary rights. From time to time, we may hire scientific personnel or consultants formerly employed by other companies involved in one or more areas similar to the activities conducted by us. Either we or these individuals may be subject to allegations of trade secret misappropriation or other similar claims as a result of prior affiliations. If we become involved in litigation, it could consume a substantial portion of our managerial and financial resources, regardless of whether we win or lose. We may not be able to afford the costs of litigation. Any legal action against us or our collaborators could lead to:

•	payment of damages, potentially treble damages, if we are found to have willfully infringed a party’s patent rights;

•	injunctive or other equitable relief that may effectively block our ability to further develop, commercialize, and sell products; or

•	us or our collaborators having to enter into license arrangements that may not be available on commercially acceptable terms, if at all.

As a result, we could be prevented from commercializing current or future product candidates.

Pharmaceutical patents and patent applications involve highly complex legal and factual questions, which, if determined adversely to us, could negatively impact our patent position.

The patent positions of pharmaceutical companies can be highly uncertain and involve complex legal and factual questions. For example, some of our patents and patent applications cover methods of use of repositioned drugs, while other patents and patent applications cover composition of a particular compound. The interpretation and breadth of claims allowed in some patents covering pharmaceutical compounds may be uncertain and difficult to determine, and are often affected materially by the facts and circumstances that pertain to the patented compound and the related patent claims. The standards of the United States Patent and Trademark Office, or USPTO, are sometimes uncertain and could change in the future. Consequently, the issuance and scope of patents cannot be predicted with certainty. Patents, if issued, may be challenged, invalidated or circumvented. U.S. patents and patent applications may also be subject to interference proceedings, and U.S. patents may be subject to reexamination proceedings in the USPTO. Foreign patents may be subject also to opposition or comparable proceedings in the corresponding foreign patent office, which could result in either loss of the patent or denial of the patent application or loss or reduction in the scope of one or more of the claims of the patent or patent application. In addition, such interference, reexamination and opposition proceedings may be costly. Accordingly, rights under any issued patents may not provide us with sufficient protection against competitive products or processes.

In addition, changes in or different interpretations of patent laws in the United States and foreign countries may permit others to use our discoveries or to develop and commercialize our technology and products without providing any compensation to us, or may limit the number of patents or claims we can obtain. The laws of some countries do not protect intellectual property rights to the same extent as U.S. laws and those countries may lack adequate rules and procedures for defending our intellectual property rights. For example, some countries do not grant patent claims directed to methods of treating humans and, in these countries, patent protection may not be available at all to protect our product candidates. In addition, U.S. patent laws may change, which could prevent or limit us from filing patent applications or patent claims to protect our products and/or compounds.

If we fail to obtain and maintain patent protection and trade secret protection of our product candidates, proprietary compounds and their uses, we could lose our competitive advantage and competition we face would increase, reducing any potential revenues and adversely affecting our ability to attain or maintain profitability.

General Risks Related to Ampio

The price of our stock has been extremely volatile and may continue to be so, and investors in our stock could incur substantial losses.

The price of our common stock has been extremely volatile and may continue to be so. The stock market in general and the market for pharmaceutical companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies, to a greater extent during the last few years. The following factors, in addition to the other risk factors described in this section, may also have a significant impact on the market price of our common stock:

•	any actual or perceived adverse developments in clinical trials for Optina, Vasaloc or Ampion;

•	any licensee’s termination of a license, such as that experienced with Zertane in 2010;

•	any actual or perceived difficulties or delays in obtaining regulatory approval of any of our product candidates in the United States or other countries once clinical trials are completed;

•	any finding that our product candidates are not safe or effective, or any inability to demonstrate clinical effectiveness of our product candidates when compared to existing treatments;

•	any actual or perceived adverse developments in repurposed drug technologies, including any change in FDA policy or guidance on approval of repurposed drug technologies for new indications;

•	any announcements of developments with, or comments by, the FDA, the EMEA, or other regulatory authorities with respect to product candidates we have under development;

•	any announcements concerning our retention or loss of key employees, especially Dr. Bar-Or;

•

our success or inability to obtain collaborators to conduct clinical trials, commercialize a product candidate for which regulatory approval is obtained, or market and sell an approved product candidate;

•	any actual or perceived adverse developments with respect to our relationship with TRLLC;

•	announcements of patent issuances or denials, product innovations, or introduction of new commercial products by our competitors that will compete with any of our product candidates;

•	publicity regarding actual or potential study results or the outcome of regulatory reviews relating to products under development by us, our collaborators, or our competitors;

•	economic and other external factors beyond our control; and

•	sales of stock by us or by our shareholders.

There is, at present, only a limited market for our common stock, and there is no assurance that an active trading market for our common stock will develop.

Even though our common stock is currently quoted on the OTC Bulletin Board, our common stock has been thinly traded. To the extent that is true, an investor may not be able to liquidate his or her investment without a significant decrease in price, or at all.

If we cannot continue to satisfy the NASDAQ Capital Market listing maintenance requirements and other rules, including the director independence requirements, our securities may be delisted, which could negatively impact the price of our securities and your ability to sell them.

Although our common stock is listed on the NASDAQ Capital Market, we may be unable to continue to satisfy the listing maintenance requirements and rules. If we are unable to satisfy the NASDAQ Capital Market criteria for maintaining our listing, our securities could be subject to delisting. To qualify for continued listing on the NASDAQ Capital Market, we must meet the following criteria:

•

(i) Our stockholders’ equity must be at least $2,000,000 and we must not have sustained losses from continuing operations and/or net losses in two of our three most recent fiscal years; (ii) our stockholders’ equity must be at least $4,000,000 and we must not have sustained losses from continuing operations and/or net losses in three of our four most recent fiscal years; or (iii) our stockholders’ equity must be at least $3,500,000 and we must not have sustained losses from continuing operations and/or net losses in our five most recent fiscal years;

•	The number of our securities held by non-affiliates must equal at least 200,000;

•	The market value of our securities must not be less than $1,000,000 for 90 consecutive days;

•	We must have at least 300 shareholders; and

•

We must have adopted the exchange’s mandated corporate governance measures, including maintaining a board of directors comprised of a majority of independent directors, an audit committee and compensation committee comprised solely of independent directors, and the adoption of a code of ethics, among other requirements.

If the NASDAQ Capital Market delists our securities, we could face significant consequences, including:

•	a limited availability for market quotations for our securities;

•	reduced liquidity with respect to our securities;

•	a determination that our common stock is a “penny stock,” which will require brokers trading in our common stock to adhere to more stringent rules and possibly result in reduced trading;

•	activity in the secondary trading market for our common stock;

•	limited amount of news and analyst coverage; and

•	a decreased ability to issue additional securities or obtain additional financing in the future.

In addition, we would no longer be subject to the NASDAQ Capital Market rules, including rules requiring us to have a certain number of independent directors and to meet other corporate governance standards.

Concentration of our ownership will limit your ability to influence corporate matters.

As of June 1, 2011, our directors, executive officers and their affiliates beneficially owned approximately 25.5% of our outstanding common stock. These shareholders may control effectively the outcome of actions taken by us that require shareholder approval.

Anti-takeover provisions in our charter and bylaws and in Delaware law could prevent or delay a change in control of Ampio.

Provisions of our certificate of incorporation and bylaws may discourage, delay or prevent a merger or acquisition that shareholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares. These provisions include:

•	requiring supermajority shareholder voting to effect certain amendments to our certificate of incorporation and bylaws;

•	restricting the ability of shareholders to call special meetings of shareholders;

•	prohibiting shareholder action by written consent except in certain circumstances; and

•	establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted on by shareholders at shareholder meetings.

Increased costs associated with corporate governance compliance may significantly impact our results of operations.

Changing laws, regulations and standards relating to corporate governance, public disclosure and compliance practices, including the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, the Sarbanes-Oxley Act of 2002, and new SEC regulations, may create difficulties for companies such as ours in understanding and complying with these laws and regulations. As a result of these difficulties and other factors, devoting the necessary resources to comply with evolving corporate governance and public disclosure standards has resulted in and may in the future result in increased general and administrative expenses and a diversion of management time and attention to compliance activities. We also expect these developments to increase our legal compliance and financial reporting costs. In addition, these developments may make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. Moreover, we may be unable to comply with these new laws and regulations on a timely basis.

These developments could make it more difficult for us to retain qualified members of our board of directors, or qualified executive officers. We are presently evaluating and monitoring regulatory developments and cannot estimate the timing or magnitude of additional costs we may incur as a result. To the extent these costs are significant, our general and administrative expenses are likely to increase.

Our management has broad discretion over use of the placement proceeds and might not apply those proceeds in ways that increase the value of your investment.

Our management has broad discretion over the application of the proceeds of the placement. We intend to use those net proceeds to primarily fund clinical trials, conduct product candidate development activities, fund intellectual property development and protection, and for working capital and other general corporate purposes. We also used a portion of the proceeds to pay accrued expenses, reduce payables, pay accrued salaries owed to certain of our executive officers, and repay $100,000 in related party indebtedness. We may fail to use these funds effectively to yield a significant return, or any return, on any investment of these proceeds and we cannot assure you the proceeds will be used in a manner which you would approve.

If we sell shares of our common stock or securities convertible into our common stock in future financings, the ownership interest of existing shareholders will be diluted and, as a result, our stock price may go down.

We may from time to time issue additional shares of common stock at a discount from the current trading price of our common stock. As a result, our existing shareholders will experience immediate dilution upon the purchase of any shares of our common stock sold at a discount. For example, in November 2010, 19 investors purchased convertible debentures in the amount of $1.38 million from us, and in January 2011 five of those investors purchased an additional $382,000 in convertible debentures from us. The debenture holders agreed to convert their debentures into our common stock at a conversion price of $1.75 per share, which conversion was undertaken on February 28, 2011. We also sold shares of our common stock in the placement at a price of $2.50 per share, at a time when the market price of our common stock was above this level. As other capital raising opportunities present themselves, we may enter into financing or similar arrangements in the future, including the issuance of additional debt securities, preferred stock or common stock. If we issue common stock or securities convertible into common stock, our shareholders will experience dilution and this dilution will be greater if we find it necessary to sell securities at a discount to prevailing market prices.

We reported material weaknesses in our internal controls at December 31, 2010, and if we cannot remediate these weaknesses and maintain proper and effective internal controls, our ability to produce accurate and timely financial statements could be impaired and investors’ views of us could be harmed.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective internal control over financial reporting and disclosure controls and procedures. In particular, we must perform system and process evaluation and testing of our internal control over financial reporting to allow management to assess the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. Even though our independent auditor is exempted by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 from having to currently opine on the effectiveness of our internal controls, our management team is still required to conduct an annual assessment of the effectiveness of our internal controls.

We identified material weaknesses in our internal control over financial reporting as of December 31, 2010 based upon (i) a lack of segregation of duties in our financial reporting and accounting functions, and a related lack of implementation of measures that would prevent our chief executive officer and chief financial officer from overriding the internal control system, and (ii) there being ineffective controls over the accounting for, and reporting of, complex, non-routine transactions in derivative financial instruments. If we are unable to remediate the identified material weaknesses or otherwise fail to achieve and maintain an effective system of internal controls over financial reporting, we may be unable to accurately report our financial results, prevent or detect fraud, or provide timely and reliable financial information, which could have a material adverse effect on our business, results of operations, and financial condition. At December 31, 2010, we concluded that our disclosure controls and procedures were not effective at a reasonable assurance level because of the material weaknesses in our internal control over financial reporting that have continued to exist. If we are unable to comply with the requirements of Section 404 in a timely manner, or if we identify additional material weaknesses in our internal control over financial reporting, the market price of our common stock could decline and we could be subject to sanctions or investigations by the SEC or other regulatory authorities, which would require us to expend additional financial and management resources.

If securities analysts do not publish research or reports about our business or if they downgrade our stock after instituting coverage, the price of our common stock could decline.

The research and reports that industry or financial analysts publish about us or our business may vary widely and may not predict accurate results, but will likely have an effect on the trading price of our common stock. If an industry analyst decides not to cover us, or if an industry analyst institutes coverage and later decides to cease covering us, we could lose visibility in the market, which in turn could cause our stock price to decline. If an industry analyst who covers our stock decides to downgrade that stock, our stock price would likely decline rapidly in response.

We have no plans to pay dividends on our common stock, so you will not receive funds without selling your common stock.

We have no plans to pay dividends on our common stock. We generally intend to invest future earnings, if any, to fund our growth. Any payment of future dividends will be at the discretion of our board of directors and will depend on, among other things, our earnings, financial condition, capital requirements, level of indebtedness, statutory and contractual restrictions applying to the payment of dividends and other considerations our board of directors deem relevant. Any future credit facilities or preferred stock financing we obtain may further limit our ability to pay dividends on our common stock. Accordingly, you may have to sell some or all of your common stock in order to generate cash from an investment in our common stock. You may not receive a gain on your investment when you sell your common stock and whatever cash you realize may be worth less than the purchase price of the stock you owned.

A large number of shares may be sold in the market after the registration statement that includes this prospectus is declared effective, which may depress the market price of our common stock.

A large number of shares may be sold in the market after the registration statement that includes this prospectus is declared effective, which may depress the market price of our common stock. Sales of a substantial number of shares of our common stock in the public market could cause the market price of our common stock to decline. If there are more shares of common stock offered for sale than buyers are willing to purchase, then the market price of our common stock may decline to a market price at which buyers are willing to purchase shares.

As of June 1, 2011, by which date the debentures had been converted, the BioSciences acquisition was closed, and the placement was closed, we have 28,685,902 shares of our common stock outstanding. Of these shares, 356,587 shares are free-trading and the shares sold in this offering will be free-trading. The 8,667,905 shares of common stock issued to the BioSciences shareholders and rightsholders are also free-trading, subject to the provisions of the lock-up agreements under which such shareholders are prohibited from selling, pledging or hypothecating our common stock until December 31, 2011. Executive and non-executive officers of BioSciences who received stock as a result of the BioSciences acquisition, and executive and non-executive officers and employees of ours at the time of the acquisition, have signed lock-up agreements covering the shares of our common stock owned by such persons for a period through February 29, 2012.

In March 2011, approximately 2.9 million additional shares of our common stock became free-trading following the one-year anniversary of the filing of a Form 8-K with specified financial and other information required by the rules and regulations of the SEC. The remaining outstanding shares of our common stock are “restricted securities” as defined under Rule 144 under the Securities Act. We cannot predict the likelihood or timing of any future sales of our common stock previously issued to our shareholders. Any sales by our shareholders could depress the market price of our common stock.

USE OF PROCEEDS

All of the shares of common stock offered by the selling securityholders pursuant to this prospectus will be sold by the selling securityholders for their respective accounts. We will not receive any of the proceeds from these sales. If we receive any proceeds from the exercise of the warrants held by the debenture holders or from cash exercise of the placement agent warrants, we intend to use such proceeds for working capital and general corporate purposes. We cannot estimate the number of warrants or placement agent warrants, if any, that will be exercised by the holders of such warrants.

DILUTION

Other than the shares of common stock underlying warrants held by the debenture holders and the placement agent’s warrants, the shares of common stock to be sold by the selling securityholders are currently issued and outstanding. Accordingly, there will be no dilution to our existing shareholders in connection with the offer and sale by the selling securityholders of such shares of common stock under this prospectus. If any of the warrants or placement agent warrants are exercised, our shareholders may experience a reduction in their ownership interest in us. However, any such reduction is not expected to be material.

CAPITALIZATION

The following table sets forth our actual cash and cash equivalents and capitalization as of March 31, 2011 and the pro forma column represents our cash and cash equivalents and capitalization after giving effect to the issuance of 2,583,433 shares of our common stock in the April closings of the placement, after offering costs and payment of deferred salaries. You should read this table together with the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of this prospectus, our financial statements and the related notes included in this prospectus, and the pro forma financial statements and notes thereto.

	Actual(1)	Pro Forma(2)
	(Dollars in thousands, except share data)
Cash and cash equivalents	$4,559	$9,578
Total liabilities	2,012	1,499

Total stockholders’ equity:
Preferred stock, authorized, 2,000,000 shares, $0.0001 par value per share, no shares issued and outstanding	$—	$—
Common stock, authorized 100,000,000 shares, $0.0001 par value; issued and outstanding 26,102,469, actual; issued and outstanding 28,685,902, pro forma	3	3
Additional paid in capital	29,416	34,948
Issuances for promotion and stockholder advances (2)	(150)	(150)
Deficit accumulated in the development stage	(18,598)	(18,598)

Total stockholders’ equity	$10,671	$16,203

Total capitalization	$15,230	$25,781

(1)	Reflects the sale of 2,509,447 shares of common stock in the March 31, 2011 closing of the placement and our receipt of $5.4 million in total net proceeds after deducting placement commissions, a non-accountable expense allowance, and other offering expenses. A portion of the proceeds were used to retire accounts payable and accrued expenses, and repay $100,000 in affiliated party debt.
(2)	Reflects the sale of 2,583,433 shares of our common stock in the April 2011 closings of the placement and our receipt from the sale of $5.0 million in net proceeds after deducting placement commissions, a non-accountable expense allowance, and other offering expenses, as well as payment of deferred salaries.

(2)	See “Related Party Transactions” for a description of advances made by us to certain of our executive and non-executive officers immediately prior to the merger with Chay.

PRICE RANGE OF COMMON STOCK

There is no established public trading market for our common stock. However, our common stock is quoted on the Over-the-Counter Bulletin Board under the symbol “AMPE.” The following table sets forth the high and low bid information for our common stock for the period from January 1, 2008 through March 31, 2011. The Over-the-Counter Bulletin Board quotations reflect inter-dealer prices, are without retail markup, markdowns or commissions, and may not represent actual transactions. Our common stock was last quoted at $8.61 on June 6, 2011.

	Common Stock
	High	Low
First quarter 2008	$—	$—
Second quarter 2008	$—	$—
Third quarter 2008	$1.75	$1.50
Fourth quarter 2008	$1.50	$1.50
First quarter 2009	$1.50	$1.50
Second quarter 2009	$1.50	$1.50
Third quarter 2009	$1.50	$1.50
Fourth quarter 2009	$1.50	$1.50
First quarter 2010	$1.50	$1.50
Second quarter 2010	$4.50	$0.75
Third quarter 2010	$3.50	$1.00
Fourth quarter 2010	$3.00	$2.01
First quarter 2011	$8.75	$2.20

As of June 1, 2011, there were of record approximately 600 holders of our common stock.

DIVIDEND POLICY

We have never paid cash dividends and intend to employ all available funds in the development of our business. We have no plans to pay cash dividends in the near future. If we issue in the future any preferred stock or obtain financing from a bank, the terms of those financings may contain restrictions on our ability to pay dividends for so long as the preferred stock or bank financing is outstanding.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The selected financial data below presents historical consolidated financial data for us and our subsidiaries. This data should be read in conjunction with (i) the consolidated balance sheets of Ampio and its subsidiaries as of December 31, 2010 and 2009, respectively, and the related consolidated statements of operations, stockholders’ deficit, and cash flows for each of the years in the two year period ended December 31, 2010, (ii) the unaudited consolidated balance sheet of Ampio at March 31, 2011, and the related unaudited consolidated statements of operations, stockholders’ equity (deficit), and cash flows for the three months ended March 31, 2011 and 2010, which information includes all adjustments, consisting of normal recurring adjustments, that management of Ampio considers necessary for fair presentation of the financial position and results of operations for such periods in accordance with GAAP, and (iii) “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” each of which appear elsewhere in this prospectus.

	Three Months Ended March 31,		Year Ended December 31,
	2011	2010	2010	2009
	(unaudited)	(unaudited)
Statement of Operations Data:
Expenses
Research and development	$632,952	$337,834	$1,972,134	$1,070,370
General and administrative	1,604,407	1,141,173	4,732,271	441,135

Total expenses	2,237,359	1,479,007	6,704,405	1,511,505

Loss from operations			(6,704,405)	(1,511,505)
Other income (expenses)	130	312
Interest expense, net	(8,358)	(2,959)	(18,730)	(323)
Unrealized gain (loss) on fair value of debt instruments	(5,585,422)	—	37,511	—
Derivative expense	(948,455)	—	(1,367,771)	—

Total other income (expense), net	(6,542,105)	(2,647)	(1,348,990)	(323)

Net loss	$(8,779,464)	$(1,481,654)	$(8,053,395)	$(1,511,828)

Basic and diluted net loss per common share	$(0.49)	$(0.11)	$(0.49)	$(0.10)

Weighted average number of common shares outstanding	18,025,851	13,098,367	16,288,468	14,793,068

		As of March 31, 2011	As of December 31,
			2010	2009
		(unaudited)
Balance sheet data:
Cash, cash equivalents and investments		$4,558,669	$671,279	$71,983
Working capital (deficit)		2,671,067	(4,008,436)	(267,970)
Total assets		12,683,155	737,524	86,280
Total stockholders’ equity (deficit)		10,671,067	(4,008,436)	(267,970)

SUMMARY SELECTED UNAUDITED PRO FORMA CONSOLIDATED

COMBINED FINANCIAL DATA

The following tables set forth selected unaudited pro forma consolidated combined financial data for Ampio and BioSciences at and for each of the years in the two-year period ended December 31, 2010 and September 30, 2010, respectively. You should read the summary selected unaudited pro forma consolidated combined financial information presented below in conjunction with the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section, Ampio’s audited financial statements for the two-year period ended December 31, 2010, and BioSciences audited financial statements for the two-year period ended September 30, 2010.

In April 2009, Life Sciences commenced operations when it purchased assets, principally intellectual property, from BioSciences. In March 2010, Life Sciences merged with a subsidiary of Chay Enterprises, a Colorado corporation. Immediately following the merger, Chay Enterprises reincorporated in Delaware and changed its name to Ampio Pharmaceuticals, Inc. For accounting and financial reporting purposes, Life Sciences was considered the acquirer and the merger was treated as a reverse acquisition. All financial information presented in this prospectus for periods prior to the Chay merger reflects only that of Life Sciences or the assets purchased from BioSciences, and does not reflect the pre-merger Chay assets, liabilities, or operating results. In addition, all share, per share and related Life Sciences information has been adjusted to take into account the Chay merger.

The selected unaudited pro forma financial data set forth below gives retroactive effect, to the beginning of the periods presented, of the acquisition of BioSciences. We have presented the pro forma consolidated combined financial information below to provide you a better picture of what the combined businesses would have looked like had we owned BioSciences during the periods presented. BioSciences’ fiscal year ends on September 30 and Ampio’s fiscal year ends on December 31. Accordingly, the annual pro forma information presented below includes operating results for the fiscal year ending September 30, 2010 and 2009 for BioSciences and operating results for the fiscal year ending December 31, 2010 and 2009 for Ampio, and are derived from each company’s audited annual financial statements. We have eliminated inter-company transactions from the information below.

The unaudited pro forma combined financial data is based on estimates and various assumptions that Ampio and BioSciences believe are reasonable in these circumstances. The unaudited pro forma adjustments reflect transaction-related items only and are based on currently available information. No estimates of costs associated with the merger have been reflected in the unaudited pro forma consolidated financial statements. Ampio does not anticipate that any cost savings, revenue enhancements or material synergies will be realized in connection with the merger. The unaudited pro forma consolidated financial statements reflect Ampio’s accounting policies, as those accounting policies will govern the combined companies accounting after the merger.

	Pro Forma Consolidated Combined Years Ended
	September 30, 2010 or December 31, 2010	September 30, 2009 or December 31, 2009
	(unaudited)
Statement of Operations Data:
Revenues
License fees	$625,000	$875,000
Royalty fees	—	58,750
Milestone payments	—	1,500,475
Other revenues	—	111,943

Total revenue	625,000	2,546,168

Expenses
Research and development	2,124,336	1,936,483
General and administrative	5,012,764	2,300,421
Amortization	37,873	37,873

Total operating expenses	7,174,973	4,274,777

Other income (expenses)
Interest expense, net	(7,509)	(11,511)
Unrealized gain on fair value of debt instruments	37,511	—
Derivative expense	(1,367,771)	—

Other income (expense), net	(1,337,769)	(11,511)

Net income (loss)	$(7,887,742)	$(1,740,120)

Basic and diluted net loss per common share	$(0.37)	$(0.09)

Weighted average number of common shares outstanding	21,456,373	19,960,973

The following table presents selected consolidated balance sheet data as of December 31, 2010 on an actual basis, and on an as adjusted basis giving effect to (i) the conversion of the debentures on February 28, 2011, (ii) the closing of the BioSciences acquisition, and (iii) the closings under the placement in March and April, 2011.

	December 31, 2010	As Adjusted September 30, 2010 or December 31, 2010
		(unaudited)
Balance sheet data:
Cash, cash equivalents and investments	$671,279	$10,702,901
Working capital (deficit)	(4,008,436)	10,087,504
Total assets	737,524	18,752,799
Total liabilities	4,745,960	665,295
Total stockholders’ equity (deficit)	(4,008,436)	18,087,504

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes appearing at the end of this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. You should read the “Risk Factors” section of this prospectus for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Background

We are a development stage company engaged in developing innovative, proprietary pharmaceutical drugs and diagnostic products to identify, treat and prevent a broad range of human diseases including metabolic disorders, cancer, acute and chronic inflammation diseases, and male sexual dysfunction. We intend to develop proprietary pharmaceutical drugs and diagnostic products which capitalize on our intellectual property that includes assigned patents, pending patent applications, and trade secrets and know-how, some of which may be the subject of future patent applications. Our intellectual property is strategically focused on three primary areas: new uses for FDA-approved drugs, referred to as repositioned drugs, new molecular entities, or NMEs, and rapid point-of-care tests for diagnosis, monitoring and screening.

Our predecessor, DMI Life Sciences, Inc., or Life Sciences, was incorporated in Delaware in December 2008 and did not conduct any business activity until April 16, 2009, at which time Life Sciences purchased certain assigned intellectual property (including 107 patents and pending patent applications), business products and tangible property from BioSciences. Life Sciences issued 3,500,000 shares of its common stock to BioSciences, and assumed certain liabilities, as consideration for the assets purchased from BioSciences. The assets Life Sciences acquired from BioSciences had a carrying value of zero, as BioSciences had expensed all of the research and development costs it incurred with respect to the intellectual property purchased by Life Sciences.

In March 2010, Life Sciences was merged with a subsidiary of Chay Enterprises, Inc., a publicly-traded company then traded on the OTC Bulletin Board. Chay Enterprises had minimal operations prior to the time of this merger, and like similar entities was referred to as a public shell. As a result of this merger, Life Sciences shareholders became the controlling shareholders of Chay Enterprises and the former sole officer and director of Chay Enterprises appointed a majority of our current management team to their present positions. We were reincorporated in Delaware at that time as Ampio Pharmaceuticals, Inc. and commenced trading on the OTC Bulletin Board as Ampio Pharmaceuticals, Inc. in late March 2010 following approval from FINRA and the assignment of a new trading symbol.

Recent Developments

Acquisition of BioSciences

On March 23, 2011, we acquired BioSciences for 8,667,905 shares of Ampio common stock, or the “merger stock.” The business combination occurred following the satisfaction or waiver of all conditions to closing. As called for in the merger agreement, we issued 405,066 shares of merger stock to holders of BioSciences in-the-money stock options and warrants, 500,000 shares of merger stock to holders of two BioSciences promissory notes in extinguishment of the notes, and placed 250,000 shares of merger stock in an indemnification escrow until December 31, 2011. The remaining 7,512,839 shares of merger stock were issued to the holders of BioSciences common stock pro rata, subject to receipt from each such stockholder of a signed lock-up agreement under which each agreed, or will agree, not to sell, pledge or hypothecate the merger stock until on or after December 31, 2011 or, in the case of executive officers or directors of BioSciences and executive officers of Ampio, until February 29, 2012. As required by the merger agreement, at the closing BioSciences donated back to our capital 3,500,000 shares of our common stock formerly owned by BioSciences. We separately issued 212,693 options in replacement of 250,850 Biosciences options that were “out-of-the-money” as of the date of execution of the merger agreement. As required by the Merger Agreement, BioSciences donated back to the capital of Ampio at the effective time an aggregate of 3,500,000 shares of Ampio common stock formerly owned by BioSciences.

The Placement

We closed the sale of an aggregate of 5,092,880 shares of our common stock in the placement at three closings in March and April, 2011. We received total net proceeds of $10.9 million after placement agent commissions, a non-accountable expense allowance, and other offering expenses. We expect these net proceeds will be sufficient to fund our current operations into the fourth quarter of 2012. We currently intend to use the net proceeds to fund clinical trials for Optina, Vasaloc, and Ampion, to fund sponsored research on our behalf by Trauma Research, LLC, a related party (“TRLLC”), to maintain and obtain intellectual property protection, and for general and administrative expenses. We applied a portion of the proceeds in March and April 2011 to pay accrued expenses, to pay accrued salaries owed to certain of our officers, to reduce accounts payable, and to repay a $100,000 promissory note to Michael Macaluso, our chairman of the board. Pending our use of the placement proceeds, we have invested such proceeds in a variety of capital preservation investments, including short-term, investment-grade, interest-bearing instruments and U.S. government securities.

Listing on the NASDAQ Capital Market

On May 16, 2011, our common stock was approved for listing on the NASDAQ Capital Market under the symbol “AMPE.” Trading of our common stock on the Nasdaq Capital Market commenced on May 19, 2011, at which time our common stock ceased trading on the OTC Bulletin Board.

Known Trends or Future Events; Outlook

We have not generated any revenues since our inception in December 2008. The assets we purchased from BioSciences in April 2009 did generate minimal revenues prior to their acquisition. Unless we secure a collaborator for one or more of our product candidates and generate license revenues, we will need additional capital in order to continue to implement its business strategy. We cannot assure you that we will secure such financing or that it will be adequate to execute our business strategy. Even if we obtain this financing, it may be costly and may require us to agree to covenants or other provisions that will favor new investors over existing shareholders. Due to the time required to conduct clinical trials and obtain regulatory approval for any of our product candidates, we anticipate it will be some time before we generate substantial revenues, if ever. We expect to generate operating losses for the foreseeable future, but intend to limit the extent of these losses by entering into co-development or collaboration agreements with one or more strategic partners. We do not currently have any such agreements in effect.

Since inception, we have incurred significant net losses and we expect to continue to experience significant losses as we invest in product candidate development, clinical trials, regulatory compliance, and building a portfolio of proprietary intellectual property. As of March 31, 2011, we had a deficit accumulated during the development stage of approximately $18.6 million.

Having obtained significant capital through the placement, we expect to complete clinical trials for Optina in 2011 and to initiate clinical trials for Vasaloc and Ampion in 2011 that will be completed in 2012. The timing of completion of the clinical trials may vary from our expectations, however, depending on our ability to raise additional capital, our success in identifying and contracting with potential collaborators, and the commencement and completion of patient enrollment.

Significant Accounting Policies and Estimates

Our financial statements have been prepared in accordance with accounting policies generally accepted in the United States of America. The preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. On an on-going basis, management evaluates its estimates and judgments, including those related to recoverability of long-lived assets and contingencies. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. The methods, estimates, and judgments used by us in applying these most critical accounting policies have a significant impact on the results we report in our financial statements.

Patents

Costs of establishing patents consisting of legal fees paid to third parties and related costs are currently expensed as incurred. We will continue this practice unless we can demonstrate that such costs add economic value to our business, in which case we will capitalize such costs as part of intangible assets. The primary consideration in making this determination is whether or not we can demonstrate that such costs have, in fact, increased the economic value of our intellectual property. Legal and related costs which do not meet the above criteria will be expensed as incurred. A portion of the purchase price of BioSciences has been allocated to patents acquired through the merger, meaning this portion of the purchase price has been capitalized as a result of the acquisition. The patents will be amortized over their estimated remaining life of approximately 11 years.

In-process Research and Development

A portion of the purchase price of BioSciences will be allocated to in-process research and development acquired through the merger. As a result, this portion of the purchase price will be capitalized. In-process research and development is evaluated as to its future development and capitalized into the cost of the related drug when the patent is received, or expensed if abandoned. We will periodically assess the fair value of the in-process research and development and recognize an impairment if the carrying value exceeds the fair value.

Stock-Based Compensation

We account for share-based payments by recognizing compensation expense based upon the estimated fair value of the awards on the date of grant. We determine the estimated grant fair value of options using the Black-Scholes option pricing model and recognize compensation costs ratably over the vesting period using the straight-line method. Common stock issued in exchange for services is recorded at the fair value of the common stock at the date at which we become obligated to issue the shares. The value of the shares is expensed over the service period.

Income Taxes

We use the liability method of accounting for income taxes. Under this method, we recognize deferred assets and liabilities based on the differences between the tax basis of assets and liabilities and their reported amounts in the financial statements that will result in taxable or deductible amounts in future years. We establish a valuation allowance for all deferred tax assets for which there is uncertainty regarding realization.

Research and Development

Research and development costs are expensed as incurred. These costs consist primarily of expenses for personnel engaged in the design and development of product candidates; the scientific research necessary to produce commercially viable applications of our proprietary drugs or compounds; early stage clinical testing of product candidates or compounds; expenditures for design and engineering of the ORP product; and development equipment and supplies, facilities costs and other related overhead. Through our relationship with TRLLC, a related party, the bulk of these costs are incurred by TRLLC and reimbursed by us to TRLLC.

Derivatives

We account for hybrid financial instruments (debentures with embedded derivative features—conversion options, down-round protection and a mandatory conversion provision) and related warrants by recording the fair value of each hybrid instrument in its entirety and recording the fair value of the warrant derivative liability. The fair value of the hybrid financial instruments and warrants was calculated using a binomial-lattice-based valuation model. We recorded a derivative expense at the inception of each instrument reflecting the difference between the fair value and cash received. Changes in the fair value in subsequent periods were recorded as unrealized gain or loss on fair value of derivative instruments for the hybrid financial instruments and to derivative income or expense for the warrants.

Results of Operations—March 31, 2011 Compared to March 31, 2010

Results of operations for the three months ended March 31, 2011 (the “2011 period”) and the three months ended March 31, 2010 (the “2010 period”) reflected losses of $8,779,000 and $1,482,000, respectively.

Revenue

We are a development stage enterprise and have not generated material revenue in our operating history

Expenses

Research and Development

Research and development costs are summarized as follows:

	Three Months Ended March 31,
	2011	2010
Stock-based compensation	57,000	—
Patent costs	131,000	65,000
Labor	225,000	207,000
Clinical trials and sponsored research	211,000	—
Consultants	9,000	30,000
All other	—	36,000

	$633,000	$338,000

The $295,000, or 87.3%, increase in expenses from the 2010 period to the 2011 period resulted primarily from the increase in clinical trials and sponsored research, which comprised 71.5% of the overall increase in such costs from the 2010 period to the 2011 period.

General and Administrative

General and administrative costs are summarized as follows:

	Three Months Ended March 31,
	2011	2010
Stock-based compensation	$733,000	$650,000
Directors’ fees	96,000	—
Professional fees	347,000	291,000
Labor	289,000	135,000
Occupancy, travel and other	139,000	65,000

	$1,604,000	$1,141,000

General and administrative expenses increased by $463,000, or 40.6%, from the 2010 period to the 2011 period. That rise represented across-the-board increases in all categories of general and administrative costs, as we significantly expanded our operations on a period to period basis. A portion of the increase in professional fees was attributable to costs associated with the BioSciences merger, which was concluded in the 2011 period. The increase in directors’ fees results from our adoption of a compensation plan in August, 2010 for our outside directors.

Derivative expense

We recorded $948,000 in derivative expense in the 2011 period in connection with our debentures and related warrants. We had no derivatives outstanding in the 2010 period. The expense relates to the fair value at inception of hybrid financial instruments (debentures and warrants) issued in 2011 stemming from the embedded derivative features (conversion options, down-round protection and mandatory conversion provisions) and the changes in fair value of warrants during the first quarter of 2011.

Unrealized loss on fair value of debt instruments

We recorded $5,585,000 in unrealized loss on fair value of debt instruments. The expense reflects the change in fair value of our debentures prior to their conversion to common stock in February, 2011 and stemmed primarily from the increase in our common stock price between December 31, 2010 and February 21, 2011.

Net Cash Used in Operating Activities

During the 2011 period, our operating activities used $1,786,000 in cash. The use of cash reflected an $8,779,000 net loss, non-cash charges of $790,000 for common stock issued for services and stock based compensation, and non-cash charges of $6,534,000 for derivative expense and unrealized loss on fair value of financial instruments. Net of these non-cash expenses, our operations used $1,455,000 in cash. We also used $331,000 in cash from operations to pay deferred salaries, accounts payable, related party payables and net changes in other current assets.

Net Cash from Financing Activities

Net cash provided by our financing activities was $5,674,000 in the 2011 period. During this period, we received $382,000 from the sale of additional senior unsecured debentures and $5,392,000 from the sale of common stock. We also repaid a $100,000 note to a director.

Results of Operations—Year Ended December 31, 2010 and 2009

Revenue

We are a development stage enterprise and have not generated material revenue in our operating history.

Expenses

Research and Development

Research and development costs were $2.0 million and $1.1 million in 2010 and 2009, respectively. Research and development costs consist of labor, research and development of patents and intellectual property, stock-based compensation as well as drug development and clinical trials. The increase in expenses in 2010 relates to the increase in business activity as we did not begin incurring operating expenses until April 2009. Also, we did not incur stock-based compensation costs in 2009. We have not capitalized any of our internally developed research and development costs. Research and development costs are summarized as follows:

	Year Ended December 31,
	2010	2009
Labor	$889,000	$544,000
Patent fees	399,000	185,000
Stock-based compensation	381,000	—
Clinical trials and sponsored research	239,000	117,000
Consultants	64,000	193,000
All other	—	32,000

	$1,972,000	$1,071,000

General and Administrative

General and administrative costs are summarized as follows:

	Year Ended December 31,
	2010	2009
Stock-based compensation	$2,715,000	$—
Professional fees	863,000	23,000
Labor	775,000	401,000
Occupancy, travel and other	225,000	17,000
Directors fees	154,000	—

	$4,732,000	$441,000

Professional fees consist primarily of legal, audit and accounting costs related to the Chay Enterprises merger, public company compliance costs, and consulting related to capital formation. Labor consists of compensation costs attributable to our administrative employees. The increase in expenses in 2010 relates to the increase in business activity as we did not begin incurring operating expenses until April 2009. We did not have stock-based compensation costs in 2009.

Derivative Expense

We recorded $1.4 million in derivative expense in 2010 in connection with our debentures and related warrants. We had no derivatives in 2009. The expense relates to the fair value at inception and subsequent changes in fair value of the debentures issued in 2010 stemming from the embedded derivative features (conversion options, down-round protection and mandatory conversion provisions) and the warrants issued in conjunction with the debentures.

Net Cash Used in Operating Activities

During 2010, our operating activities used approximately $2.6 million in cash. The use of cash was significantly lower than the $8.1 million net loss, primarily as a result of non-cash charges of $3.1 million for common stock issued for services and stock based compensation, and derivative expense if $1.4 million. Net cash used in operating activities was also lower than the net loss as a result of $1.0 million related to changes in non-cash working capital, primarily an increase in accounts payables of $385,000 relating to professional fees and other expenses, an increase in accrued salaries and other liabilities of $453,000 resulting from deferral of salaries by our management team and fees by our directors, and an increase of $194,000 representing funds advanced from BioSciences.

During the twelve months ended December 31, 2009, our operating activities used $1.4 million of cash. This reflected a $1.5 million net loss, an increase in accounts payables of $80,000, accrued salaries and other liabilities of $73,000, and accrued interest payable of $1,000, partially offset by increases in prepaid expenses of $7,000 and a related party receivable of $7,000.

Net Cash from Financing Activities

Net cash provided by our financing activities was $3.2 million for 2010. During 2010, Ampio received $2.0 million in loans from related parties and debentures and approximately $1.4 million from the sale and subscription of common stock. Immediately prior to the Chay merger and when we were still a private company, we made advances of $150,000 to shareholders who were also executive and non-executive officers of Ampio. Those advances are non-interest bearing and due on demand. Pursuant to the terms of the Chay merger agreement, we were also required to place $125,000 in restricted cash into an escrow account, all of which was released during 2010. The escrow terminated on December 31, 2010 under the terms of the agreement with Chay.

Net cash provided by financing activities was $1.4 million for the twelve months ended December 31, 2009. During this period, we received $200,000 in proceeds from a related note payable and proceeds from the sale of common and preferred stock of $1.3 million, offset partially by payment of assumed liabilities of $48,000.

Liquidity and Capital Resources

The accompanying financial statements have been prepared assuming that we will continue as a going concern. In the year ended December 31, 2010, we generated a net loss of approximately $8.1 million, and experienced liquidity constraints due to our limited working capital. These liquidity constraints and our need for additional capital raise substantial doubt about our ability to continue as a going concern.

We had cash of approximately $4.6 million at March 31, 2011, reflecting the first closing of the placement which occurred on that date. In addition, we received $5.5 million in proceeds from the sale of common stock in the placement in April 2011, net of offering costs. We expect our cash reserves to last into the fourth quarter of 2012 based on our currently planned level of operations. In order to continue to execute on our business plan, it will be necessary to raise additional capital and/or enter into licensing or collaboration agreements. We cannot provide assurance that we will be able to raise capital or enter into licensing or collaboration agreements. Until we secure any licensing or collaboration agreements, we expect to satisfy our future cash needs through private or public sales of our securities or debt financings. We cannot be certain that funding will be available to us on acceptable terms, or at all. Over the last two years, volatility in the financial markets has adversely affected the market capitalizations of many pharmaceutical companies and generally made equity and debt financing more difficult to obtain. This volatility, coupled with other factors, may limit our access to additional financing.

If we cannot raise adequate additional capital in the future when we require it, we will be required to delay, reduce the scope of, or eliminate one or more of our research or development programs or our commercialization efforts. We also may be required to relinquish greater or all rights to product candidates at an earlier stage of development or on less favorable terms than we would otherwise choose. This may lead to impairment or other charges, which could materially affect our balance sheet and operating results.

In order to meet our liquidity requirements in 2010, two of our directors and an affiliate of one of those directors loaned $430,000 to us in August 2010 in the form of senior convertible unsecured related party debentures (the “related party debentures”). The related party debentures initially were to mature at the earlier of a minimum financing of $10,000,000 or January 31, 2011. The maturity terms were later modified such that the related party debentures mature on closing of a minimum financing of $5.0 million or April 30, 2011. In connection with the related party debentures, we issued to the lenders a total of 21,500 warrants to purchase shares of our common stock. On closing of the debenture sale described in the following paragraph, the number of shares purchasable on exercise of the warrants was increased by 27,643 shares, in order to match the terms of the warrants issued to non-affiliates in November 2010. The exercise price was to be equal to the lesser of $1.75 per share or the per-share price of shares we sold in a public offering.

In November 2010, we raised an additional $1.38 million from 19 accredited investors, seven of whom were already shareholders of ours. These funds were received on issuance of senior unsecured mandatorily convertible debentures (the “convertible debentures”) which were to automatically convert into our common stock at the earlier of (i) completion of an underwritten offering of $10 million or more, or (ii) March 31, 2011. The conversion price was to be the lower of $1.75 per share or the price paid by investors in the underwritten offering. In connection with the issuance of the convertible debentures, we issued to the purchasers an aggregate of 157,835 warrants to purchase shares of our common stock, which were subject to adjustment if the conversion price of the convertible debentures was less than $1.75 per share.

In January 2011, we raised an additional $382,000 in cash in exchange for convertible debentures and warrants to purchase 43,657 shares of common stock (subject to adjustment) on the same terms as set forth above. The five purchasers of these convertible debentures had purchased convertible debentures in November 2010, and thus increased the principal amount of their prior investment. On February 28, 2011, our board of directors authorized the issuance of 1,281,852 shares of common stock in conversion of the principal and accrued interest under the related party debentures and the convertible debentures. Those conversions occurred at $1.75 per share. The conversion terms offered to holders of the related party debentures were identical to those offered to the holders of the convertible debentures.

Off Balance Sheet Arrangements

We do not have off-balance sheet arrangements, financings, or other relationships with unconsolidated entities or other persons, also known as “variable interest entities.”

Contractual Obligations

As condition of the merger with Chay Enterprises, or Chay, we and certain of our shareholders, referred to as the guarantors, and the principal shareholders of Chay entered into a securities put and guarantee agreement. The agreement provided that if we were not successful in obtaining a minimum of $5.0 million in financing within 150 days after the closing of the merger, the principal shareholders of Chay had the right to put back to us all of the Chay common stock then owned by the Chay principal shareholders for a put price of $250,000, subject to adjustment. Under the agreement, the guarantors agreed to jointly guarantee the payment of the put price by Ampio if the put right became exercisable in accordance with its terms. In addition, we placed into escrow a cash deposit of $125,000 that was to be paid to the Chay principal shareholders in the event the put right became exercisable by its terms. The Chay principal shareholders released $125,000 of the funds in escrow prior to December 31, 2010. As of December 31, 2010, the securities put and guarantee agreement expired by its terms.

We entered into a clinical research agreement with a hospital and a physician investigator effective April 1, 2010. Under the terms of the clinical research agreement, we agreed to fund and support a clinical trial to a minimum of $600,000, based on a budget to be agreed upon by the parties. We have paid an initial down payment of $50,000 and subsequently paid an additional $25,000, however, the budget has not yet been finalized. The clinical research agreement will remain in full force until the clinical trial is completed or until terminated by the parties.

The following table summarizes contractual obligations and borrowings as of December 31, 2010 and the timing and effect that such commitments are expected to have on Ampio’s liquidity and capital requirements in future periods. We expect to fund these commitments primarily with existing cash balances and from additional financing obtained through the sale of equity or debt instruments.

Contractual Obligations

	Total	Due in Less than 1 Year	Due 1-3 Years	Due 3-5 Years	More than 5 years
Sponsored Research Agreement with Related Party(1)	$973,870	$270,537	$703,333	$—	$—
Related Party Debt Obligations(2)	1,023,821	1,023,821	—	—	—
Clinical Research Obligation(3)	533,893	533,893	—	—	—
Operating Leases	31,423	31,423	—	—	—

	$2,563,007	$1,859,674	$703,333	$—	$—

(1)	Represents amounts due under our sponsored research agreement with Trauma Research LLC, or TRLLC. This commitment may increase if our board of directors requests TRLLC to perform additional research and development activities. Such a request is expected to be made only in conjunction with our receipt of additional financing. This agreement may be terminated without cause by either party with 180 days written notice.
(2)	All such amounts were extinguished post-December 31, 2010 as a result of conversion of the debentures, closing of the BioSciences acquisition, and repayment of a $100,000 promissory note to a related party using proceeds of the placement.
(3)	Represents obligations under a clinical research agreement with a hospital and physician investigator.

Quantitative and Qualitative Disclosures About Market Risk

Our business is not currently subject to material market risk related to financial instruments, equity or commodities. Our outstanding indebtedness is limited currently to fixed rate instruments.

Recently Issued Accounting Pronouncements

New accounting pronouncements to be adopted

In January 2010, the FASB issued the following ASUs that may become applicable to Ampio:

•

ASU No. 2010-05—Compensation—Stock Compensation (Topic 718): Escrowed Share Arrangements and the Presumption of Compensation. This update simply codifies EITF Topic D-110, Escrowed Share Arrangements and the Presumption of Compensation issued on June 18, 2009. In EITF Topic No. D-110, SEC staff clarified that entities should consider the substance of the transaction in evaluating whether the presumption of compensation may be overcome, including whether the transaction was entered into for a reason unrelated to employment, such as to facilitate a financing transaction. In that situation, the staff generally believes that the escrowed shares should be reflected as a discount in the allocation of proceeds.

•

ASU No. 2010-06—Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements. This update amends Subtopic 820-10 that requires new disclosures about transfers in and out of Levels 1 and 2 and activity in Level 3 fair value measurements. This update also amends Subtopic 820-10 to clarify certain existing disclosures. The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements, which are effective for fiscal year beginning after December 15, 2010.

In April 2010, the FASB issued an accounting standards update which provides guidance on the criteria to be followed in recognizing revenue under the milestone method. The milestone method of recognition allows a vendor who is involved with the provision of deliverables to recognize the full amount of a milestone payment upon achievement, if, at the inception of the revenue arrangement, the milestone is determined to be substantive as defined in the standard. The guidance is effective on a prospective basis for milestones achieved in fiscal years and interim periods within those fiscal years, beginning on or after June 15, 2010. The adoption of this guidance is not expected to have a material impact on Ampio’s financial statements.

In December 2010, the FASB issued ASU 2010-29, “Business Combinations (ASC Topic 805)—Disclosure of Supplementary Pro Forma Information for Business Combinations.” This amendment expands the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. This amendment is effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. Early adoption is permitted. We intend to adopt this guidance in 2011. Other than requiring additional disclosures with respect to the BioSciences acquisition, the adoption of this new guidance will not have a material impact on our consolidated financial statements.

We expect that the adoption of the above updates will not have any significant impact on our financial position and results of operations. Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on our consolidated financial statements upon adoption. We have also reviewed accounting pronouncements through Update No. 2011-03 and do not expect any of these updates to have a material impact on our financial statements.

Evaluation of Disclosure Controls and Procedures

We maintain “disclosure controls and procedures,” as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934 (the “Exchange Act”), that are designed to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms, and that such information is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

As of December 31, 2010, we carried out an evaluation, under the supervision and with the participation of senior management, including the chief executive officer and the chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Exchange Act Rules 13a-15(b) and 15d-15(b). Based upon this evaluation, the chief executive officer and the chief financial officer concluded that our disclosure controls and procedures as of the end of the period covered by this report were ineffective due to the material weaknesses in internal control noted below.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as that term is defined in Rule 13a-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes consistent with generally accepted accounting principles in the United States.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance of achieving their control objectives.

Our management, with the participation of chief executive officer and chief financial officer, evaluated the effectiveness of our internal control over financial reporting as of December 31, 2010. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework. Based on this evaluation, our management concluded that, as of December 31, 2010, our internal control over financial reporting was not effective due to material weaknesses in the system of internal control. A material weakness is a deficiency, or combination of deficiencies, that creates a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected in a timely manner.

The material weakness assessed by our management was that (1) we have not properly segregated duties as our chief executive officer or chief financial officer initiate, authorize, and complete all transactions, (2) we have not implemented measures that would prevent the chief executive officer or chief financial officer from overriding the internal control system, and (3) there were ineffective controls over the accounting for, and reporting of, complex, non-routine transactions in derivative financial instruments. We do not believe that these control weaknesses have resulted in deficient financial reporting because the chief executive officer and chief financial officer are aware of their responsibilities under the SEC’s reporting requirements and personally certify our financial reports.

Accordingly, while we have identified certain material weaknesses in our system of internal control over financial reporting, we believe we have taken reasonable steps to ascertain that the financial information contained in this prospectus is in accordance with generally accepted accounting principles. Our management has determined that current resources would be appropriately applied elsewhere and when resources permit, it will address and remediate material weaknesses through implementing various controls or changes to controls. At such time as we have additional financial resources available to us, we intend to enhance our controls and procedures. We will not be able to assess whether the steps we intend to take will fully remedy the material weaknesses in our internal control over financial reporting until we have fully implemented them and sufficient time passes in order to evaluate their effectiveness.

This prospectus does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to the Dodd–Frank Wall Street Reform and Consumer Protection Act of 2010. There were no changes in our internal controls over financial reporting, known to the chief executive officer or the chief financial officer, that occurred during 2010 or through the date of this prospectus that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Impact of Inflation

In general, we believe that, over time, we will be able to increase prices to counteract the majority of the inflationary effects of increasing costs.

BUSINESS

Overview and Background

We are a development stage pharmaceutical company engaged in the discovery and development of innovative, proprietary pharmaceutical and diagnostic products to identify and treat inflammatory conditions, metabolic disorders, cancer, and male sexual dysfunction. Our predecessor, Life Sciences, was formed by Michael Macaluso, our chairman of the board, and incorporated in Delaware in December 2008. Life Sciences did not conduct any business activity until April 16, 2009, at which time Life Sciences purchased certain assigned intellectual property including 107 patents and patent applications, business products and tangible property from BioSciences. Life Sciences issued 3,500,000 shares of common stock to BioSciences, and assumed certain liabilities, as consideration for the assets purchased from BioSciences. At the time of the asset purchase, Life Sciences and BioSciences agreed to a non-compete prohibiting both companies from competing with one another anywhere in the world for a period of three years, and also agreed that we would receive 10% of license royalty revenues received by BioSciences from the PE drug.

Immediately prior to the merger of Life Sciences with a subsidiary of Chay Enterprises, Inc., the outstanding Series A preferred stock of Life Sciences was converted into Life Sciences common stock, in accordance with Life Sciences amended and restated certificate of incorporation. That document called for the automatic conversion of the Series A preferred stock into common stock immediately prior to the merger of Life Sciences with a publicly traded company in which the holders of the voting securities of the publicly-traded company before the merger hold less than 25% of the total voting power of Life Sciences’ voting securities after the merger. As the corporate entity’s common shareholders before the Chay merger held less than 6% of the total outstanding shares after the merger, the Life Sciences’ Series A preferred stock was then converted automatically into Life Sciences’ common stock.

In March 2011, we acquired BioSciences. The purpose of this transaction was to unify our management team and ownership, as our then-chief financial officer and a number of our non-executive officers were then serving also as officers and employees of BioSciences. At that time, Dr. Bar-Or and the other executive officers of BioSciences agreed to donate back to the capital of BioSciences all of the common stock owned by them in BioSciences. This donation to capital had the effect of increasing substantially the ownership percentage of the non-management shareholders of BioSciences, many of whom had been BioSciences shareholders for a number of years. In addition, when Life Sciences purchased intellectual property from BioSciences in April 2009, BioSciences received 3,500,000 shares of our common stock that represented approximately 20% of our outstanding shares. Because of this common ownership and the common management described above, we concluded that an acquisition of BioSciences would remove the potential for conflicts of interest between us and BioSciences, and would provide us also with the opportunity to seek a new licensing partner for Zertane.

Business Model

Our principal focus is developing pharmaceutical products that can achieve more rapid marketing approvals through identifying new applications, indications, dosing, and chemical combinations for compounds previously approved as safe and effective by the FDA or EMEA. Known as drug repositioning, this strategy reduces the risk of product failure due to adverse toxicology, leads to more modest investments during development, and may achieve more rapid marketing approval. Two of our most advanced product candidates are repositioned drugs (as is Zertane) for which we have secured or are securing U.S. and international patent protection covering their unique composition or application.

We intend to develop proprietary pharmaceutical drugs and diagnostic products which capitalize on our intellectual property that includes owned and assigned patents, filed patent applications, exclusive licenses, and trade secrets and know-how, some of which may be the subject of future patent applications. Our intellectual property is strategically focused on three primary areas: new uses for repositioned drugs, new molecular entities, or NMEs, and rapid point-of-care tests for diagnosis, monitoring and screening.

Repositioned Drugs

Drug repositioning is the use of approved drugs to treat new diseases, sometimes referred to as new indications. Drug repositioning, sometimes called drug repurposing, drug re-profiling, or therapeutic switching, is the discovery of new uses for FDA-approved drugs and making them available to new patient populations after completion of human clinical trials. In contrast to the development of New Molecular Entities (“NMEs”) we believe that repositioned drugs can significantly accelerate development, improve success rates and lower development costs. This belief is based on the fact that repositioned drugs have already passed a significant number of toxicity and other tests reflecting previously collected pharmacokinetic, toxicology and safety data; the drug’s safety is known with respect to existing indications; and the risk of failure for reasons of adverse toxicology are reduced. By contrast, developing a NME can be significantly more costly than developing a repositioned drug, as pharmacokinetic, toxicology and safety data must first be collected in animal studies for a NME unless a compassionate need or other exception can be obtained.

Repositioning is becoming a primary strategy for many research-based pharmaceutical companies. Examples of some well-known repositioned drugs include Pfizer’s Viagra® (sildenafil) in erectile dysfunction; CollaGenex’ Periostat® in periodontitis; and Oracea® in rosacea (both of which are new uses of the antibiotic doxycycline). Other companies that are engaged in repositioned initiatives include Horizon Therapeutics, which is developing a single-pill combination of ibuprofen and pepcid to reduce gastrointestinal complications that occur when patients take high doses of non-steroidal anti-inflammatory drugs; Orexigen, which is repositioning two fixed-dose combination product for the treatment of obesity; and Somaxon, which is repositioning the antidepressant doxepin for use in insomnia.

Optina: Repositioned Drug to Treat Diabetic Retinopathy, DME, and Wet AMD

Our leading drug candidate, Optina, is low-dose danazol, which was first approved by the FDA in the early 1970’s and is a derivative of the synthetic steroid ethisterone. Dr. Bar-Or has determined that danazol in low doses has the capability to control the permeability of blood vessels, thus reducing vascular leakage. Optina is an orally-administered compound designed to treat diabetic retinopathy, diabetic macular edema, or DME, and neovascular age-related macular degeneration, or wet AMD.

Although the mechanism of action of Optina is not fully understood, we have shown that Optina has multi-targeted, disease-modifying activity that inhibits inflammation, cell proliferation, neovascularization, fibrosis and scarring. We have demonstrated that Optina reaches the target blood vessels and tissue of the eye.

The market size for diabetic retinopathy, DME and wet AMD is difficult to measure but the demographics suggest a very large potential market exists. The American Diabetes Association reports that 20.8 million people in the U.S. have diabetes and another 54 million are pre-diabetic with 20% of type-2 diabetic patients having retinopathy when diagnosed. According to the World Health Organization, approximately 5 million individuals have diabetic retinopathy, accounting for 5 percent of world blindness. Over 360 million people worldwide are projected to have diabetes and its complications by 2030 with almost all patients with type-1 diabetes and more than 60% of patients with type-2 diabetes developing retinopathy. The International Diabetes Federation estimates that 285 million people around the world have diabetes and approximately 14% of people with diabetes have DME. According to the American Academy of Ophthalmology, the prevalence of DME increases to 29% for people with diabetes who use insulin for more than 20 years. By 2030, the incidence of diabetes is expected to rise to 438 million worldwide, and the incidence of diabetes-related conditions like DME, diabetic retinopathy, and diabetic nephropathy are also expected to continue to increase proportionately. We believe that an effective oral drug treatment of diabetic retinopathy, DME and wet AMD is a significant unmet medical need.

If untreated, DME leads to moderate vision loss for one out of four people with diabetes over a period of three years and can lead to blindness over a period of seven years. Existing therapies for diabetic retinopathy, DME and wet AMD include focal and grid laser therapy, which is the current standard of care, as well as photodynamic therapy, surgery, and intravitreal treatment, or IVT, using Lucentis, Avastin, or Macugen. Lucentis is costly compared to alternative injection therapies, while Avastin is currently approved only for cancer treatment and is being used off-label by ophthalmologists to treat DME and wet AMD. Macugen recently completed a Phase III trial in which subjects were given injections in the eye as often as every six weeks in both the first and second year of the trial, which resulted in patients gaining 5.2 letters of vision compared to 1.2 letters for patients receiving a sham injection. There are currently no oral medications available for treatment of DME and wet AMD. We believe Optina has the potential to effectively treat DME and wet AMD without costly laser therapy and without requiring ongoing injections of pharmaceuticals in the eye. For these reasons, we believe Optina represents a significant Phase II stage clinical opportunity.

Having developed over four decades of experience in human use worldwide, we believe Optina has demonstrated an acceptable safety profile that supports treatment of human neovascular and inflammatory ocular diseases. We anticipate that Optina can be offered to patients in a variety of formulations, including oral tablets, extended release implants, local injections and topically as eye drops. These formulations can increase bioavailability to the eye, may increase patient compliance and could provide additional barriers to competition.

We have filed method of use, composition-of-matter and device patent applications for Optina in a variety of ocular and other indications in the U.S. and internationally.

We believe Optina will be eligible for regulatory approval in the U.S. as a §505(b)(2) New Drug Application submission and in the EU under its “hybrid abridged” procedure. Optina is potentially suitable for Fast Track designation and, if received, FDA 505(b)(2) regulatory approval can provide three years of market exclusivity in the U.S.

In 2010, we entered into a contract with St. Michael’s Hospital in Toronto, Canada to conduct a human clinical trial for Optina titled, “A Randomized, Double-blind, Placebo-Controlled, Parallel Treatment Group, Dose-Ranging, Efficacy and Safety Study of Oral [Optina] Capsules in Subjects with Diabetic Macular Edema.” Patient enrollment for this trial commenced in January 2011, and in February 2011 the first dose was orally administered to a patient enrolled in the trial. It is estimated that 50 to 55 patients will be enrolled for this trial. We intend to prepare for a second clinical trial while examining formulation and manufacturing issues. On completion of the dose-ranging, efficacy and safety study, we will be positioned for a larger, pivotal FDA clinical trial to confirm safety and effectiveness. Based on our perception of the high unmet need for a drug such as Optina, the lack of pharmaceutical competition, and the history of the active pharmaceutical ingredient in Optina, we believe that Optina could potentially be available for marketing in approximately three years in the U.S., and could potentially be available for marketing in two years in some international markets, assuming favorable outcomes in the clinical trials.

Vasaloc: Repositioned Drug to Treat Diabetic Nephropathy

Untreated diabetic nephropathy leads to kidney damage or renal failure. Diabetes has become the most common single cause of end-stage renal disease, or ESRD, in the U.S. and Europe. While the exact cause of diabetic nephropathy is unknown, it is believed that excessive blood sugar damages nephrons. Once these structures are damaged, they begin to leak and protein (albumin) begins to pass into the urine. Standard modalities for the treatment of diabetic nephropathy include controlling blood glucose levels by using a variety of hormone therapies such as insulin, by stimulating the release of insulin using sulfonylureas, or through use of insulin derivatives. As high blood pressure is known to increase the rate of decline in renal function, diabetics are generally advised to control blood pressure using one or a combination of angiotensin-converting enzyme (ACE) inhibitors, Angiotensin II receptor blockers (ARBs), calcium channel blockers, diuretics, or beta-blockers. When renal failure occurs, dialysis is often required and a kidney transplant may become the only viable treatment option.

Vasaloc is an orally-administered compound based on low-dose danazol that is designed to treat diabetic nephropathy. We believe Vasaloc offers an effective means to treat diabetic nephropathy by reducing glucose-induced damage to the small vessels of the kidney, thereby stabilizing kidney function and reducing complications from kidney damage. We expect to contract for Phase II clinical trials of Vasaloc to begin in the first or second quarter of 2011, and expect the trial will be complete by the first half of 2012 or sooner.

Zertane: Repositioned Drug to Treat PE

Zertane is a patented, repurposed oral drug formulated using tramadol, which was approved for marketing as a noncontrolled analgesic in 1995. Though the mechanism of action is unknown, Zertane has been shown to be an effective oral medication to treat premature ejaculation, or PE, in men. According to Australia’s Keogh Institute of Medical Research, PE is the most common sexual complaint in males. Behavioral therapy is the current standard of care for treatment of PE. Premature ejaculation is a common male sexual dysfunction that can have a major impact on the quality of life for many men and their sexual partners. Randomized, controlled Phase II clinical trials in Europe demonstrated the safety and efficacy of Zertane for treating premature ejaculation.

Zertane was the subject of a phase 3 multicenter clinical trial in Europe during 2009 and early 2010 on 604 patients. While the efficacy of Zertane for PE is currently being evaluated by us, preliminary evidence provided results we believe are promising. No serious adverse events and an acceptable safety profile were demonstrated in the trial. We expect to complete our analysis of the clinical trial data in approximately 30 to 45 days, at which time complete details of the trial will be announced. Once the data is fully analyzed, we will determine how the results of the trials may affect future licensing opportunities and whether dosing or other adjustments must be made in any future trials. In addition to the U.S. and international patents we have already obtained on Zertane, we have applied for patent protection for a combination of Zertane and an erectile dysfunction, or ED, medicine to offer male patients a single oral medication that will treat both PE and ED.

A clear clinical development and regulatory path for Zertane in the European Union has been established with the approval of another drug (dapoxetine) for premature ejaculation. Zertane will be submitted under §505(b)(2) for FDA approval in the U.S. The §505(b)(2) process provides for three years market exclusivity in U.S. In addition to the U.S. and international patents we have already obtained on Zertane, we have applied for patent protection for a combination of Zertane and an erectile dysfunction medicine to offer male patients a single oral medication that will treat both premature ejaculation and erectile dysfunction.

In additional to clinical trials, development includes use of a non-commercially available doses and novel delivery technology (e.g. a fast-dissolving tablet) to differentiate Zertane from other generic products and to facilitate discreet usage. We believe Zertane represents an exclusive dosage and formulation opportunity with significant potential in a sexual dysfunction market that is presently underserved.

Ampion: Repositioned Biologic to Treat Inflammatory Conditions and Autoimmune Diseases

Ampion is a non-steroidal biologic, aspartyl-alanyl diketopiperazine, referred to as DA-DKP. This compound is comprised of two amino acids derived from human albumin, and is designed to treat chronic inflammatory and autoimmune diseases. Because it is a naturally occurring human molecule, DA-DKP is present in the body and can be detected in plasma. Ampion has significant effects on inflammation and other physiological and metabolic parameters. Dr. Bar-Or has published a number of studies and articles on the anti-inflammatory immune response of DA-DKP. We intend to conduct pilot clinical studies on the effect of DA-DKP in patients suffering from multiple sclerosis, an autoimmune disease caused by nerve damage attributable to inflammation. There is currently no cure for MS and it is unknown what triggers the body’s inflammatory response.

We plan to conduct studies of Ampion in Australia and India commencing in the second or third quarter of 2011, and expect these studies will take approximately 24 months to complete. The trials in Australia will explore the efficacy of human albumin-derived Ampion in the treatment of two unrelated conditions. The Ampion-injection-into-knee (AIK) trial will be designed to assess the efficacy of Ampion in the reduction of pain and inflammation of osteoarthritis of the knee. The Wound Exudate Attenuation and Prevention (WEAP) trial will assess the efficacy of albumin-derived Ampion in the reduction of fluid loss across wounds. We expect the AIK trial to provide clinical data that will assist us in designing testing regimens for other inflammatory-related diseases such as rheumatoid arthritis and auto immune diseases, lupus, and multiple sclerosis, while the WEAP trial will provide us a model for evaluating early inflammatory changes related to fluid management.

The Indian trials are expected to assess the use of several Ampion formulations based on a synthetic version of the Ampion molecule we are producing under U.S.cGMP and API control. While the naturally-occurring molecule has been given to millions of patients in the form of approved human albumin, a number of countries have social or religious objections to the use of human blood products. In these countries, health authorities promote the use of “substitutes,” which we believe offers a market opportunity for the synthetic version of Ampion. The Indian trials will assess the use of synthetic Ampion oral therapy for the treatment of systemic inflammation from rheumatoid disease, and for parameters associated with Metabolic syndrome, a group of factors that increase the risk of coronary artery disease, stroke and type 2 diabetes.

New Molecular Entities, or NMEs

It has been widely reported that the average cost of developing a NME from discovery to launch is more than $800 million. However, this cost reflects failed research efforts, the estimated value of alternative investments, and is based also on the experience of a sample of large pharmaceutical firms. Our development strategy for NMEs is to obtain laboratory and animal study evidence that a drug is safe and effective enough for human testing through rapid, low-cost preclinical proof-of-concept, or POC. Preclinical POC involves collecting pharmacokinetic, toxicology and safety data in a cost-effective and timely manner.

We believe that drugs derived from naturally-occurring peptides or that are analogues of previously approved drugs may have a higher chance of success in development. We have two classes of NMEs that have shown biological activity in the laboratory, including drug candidates that have been successfully tested for efficacy in animal models.

The first class of NMEs we are testing are nine compounds which are derivatives of Methylphenidate, which is a drug approved for treatment of attention-deficit hyperactivity disorder, Postural Orthostatic Tachycardia Syndrome, and narcolepsy, most commonly known under the trade name Ritalin. Dr. Bar-Or has synthesized and applied for patents for these nine compounds, which have demonstrated anti-angiogenesis and anti-metastasis properties. We expect to seek a special protocol assessment from the FDA under which one or more of our Methylphenidate compounds can be administered under a compassionate need exception to patients suffering from advanced liver, ovarian, brain or other cancers. Methylphenidates may also have applications for macular degeneration and to Alzheimer’s or other neurodegenerative disorders, as Methylphenidates have strong anti-inflammatory properties.

We have also conducted early research into how copper chelating peptides, also considered an NME, can be used to treat Acute Coronary Syndrome, or ACS, and strokes. Because of the nature and extent of clinical trials needed to obtain regulatory approval for NMEs, we plan to out-license these compounds to collaborators after we have obtained early clinical data, in the case of Methylphenidates, and after toxicology studies are completed, in the case of d-DAHK. d-DAHK, Asp-Ala-His-Lys-NH2, is a small, synthetic mimic of the high affinity metal binding site of the N-terminus of human serum albumin. Dr. Bar-Or has demonstrated that by sequestering copper, d-DAHK inhibits the formation of pro-angiogenic cytokines and chemokines, reduces ROS formation, and inhibits the earliest stages of inflammation initiated by ischemia-reperfusion events. Preclinical in vitro and whole animal in vivo myocardial infarction and stroke model studies have demonstrated that d-DAHK provides significant preservation of cardiac and cerebral function. d-DAHK can be delivered intravenously for ACS, low cardiac output syndrome, or stroke.

ACS includes acute myocardial infarction and unstable angina pectoris, and is the leading single cause of death in the U.S. According to the American Heart Association and the American College of Cardiology, more than 1.6 million cases of ACS occur each year in the U.S., with more than 500,000 associated annual deaths. We believe d-DAHK is uniquely positioned to help preserve myocardial contractility during ACS, and also to prevent in-stent restenosis after angioplasty/stent procedures, especially now that drug-eluting stents are considered to be a less attractive treatment option. d-DAHK crosses the blood-brain barrier and can also help preserve cognitive function after open-heart bypass or valve replacement surgeries as well as during acute strokes.

Emerging evidence indicates that inflammatory responses during ACS are responsible for significant myocardial tissue damage and loss of cardiac function. Accordingly, reducing inflammation is an emerging target for cardiovascular disease. A number of studies have shown that inflammation of blood vessels is one of the major factors that increases the incidence of heart disease, including atherosclerosis (clogging of the arteries), stroke and myocardial infarction or heart attack. Studies have associated obesity and other components of metabolic syndrome and cardiovascular risk factors with low-grade inflammation.

d-DAHK is non-toxic in early preclinical safety studies at approximately 100 times an anticipated human dose. We anticipate currently that this class of compounds will have acceptable human safety profiles. d-DAHK is soluble, stable, easily manufactured, can be administered orally, and is protected by a variety of U.S. and international patent filings. We expect an investigational new drug application can be submitted to the Food and Drug Administration (“FDA”) in 12 to 18 months with access to additional financial resources. We are beginning to explore research and development opportunities with pharmaceutical companies interested in the treatment of ACS, low cardiac output syndrome, or stroke using d-DAHK.

In Vitro Diagnostics

Diagnostics serve a key role in the health value chain by influencing the quality of patient care, health outcomes and downstream resource requirements. From consumer-friendly at-home pregnancy and glucose monitoring tests to more complex automated laboratory-based systems, these tests are often first-line health decision tools. While diagnostics comprise less than 5% of hospital costs and about 1.6% of all Medicare costs, their findings are commonly believed to influence as much as 60-70% of health care decision-making. The value of diagnostics accrues not only to clinicians and patients, but to health care managers, third-party payors and quality assurance organizations that use diagnostic performance to measure and improve health care quality.

Oxidation-reduction potential is a tightly controlled measurement, much like the vital signs routinely measured in medical practice—temperature, heart rate, respiratory rate, blood pressure and oxygen saturation of blood. Abnormal changes in oxidation-reduction potential are closely associated with poor outcomes in critically ill patients, including heart attack and pneumonia. Rapid results are essential for optimal treatment adjustments in critical care areas such as emergency and intensive care departments. Oxidation-reduction potential results may also help determine which patients are at high risk of early readmission at hospital discharge, especially patients with heart attack, heart failure, stroke, and pneumonia.

Numerous scientific studies confirm the clinical value of measuring oxidative stress. Recently, a large assortment of blood and cell tests have been used in research studies to measure separate biomarkers of oxidative stress, such as lipid peroxidation, protein oxidation and total antioxidants, but currently several of these separate biomarker test results are needed to start to assess total oxidative stress. We believe no practical or efficient method currently exists for measuring these oxidative stress biomarkers in a clinical setting. Oxidative stress is often a marker for inflammation, which in turn indicates the presence of disease-related processes or developing conditions.

We have developed a handheld Oxidation-Reduction Potential, or ORP, diagnostic device for use at home or in healthcare facilities that will measure the oxidants and antioxidants in human blood. The ORP device provides the first integrated measure of total oxidative stress status for clinical practice. This device is being developed as a battery-powered unit using a drop of whole blood exposed to disposable electrode strips to provide a rapid test result that will measure the oxidants and antioxidants in human blood. Four clinical trials are currently being conducted in two hospitals and include a stroke study, a PET/CT/ORP study in chest pain patients, evaluation of lactate and ORP by paramedical personnel and ORP in critically ill older traumatized patients. Results of these trials which are anticipated to be completed within the next six months will determine the clinical utility of Ampio’s point of care ORP device.

The ORP device is prototyped and the first prototypes are now undergoing testing. We developed the disposable electrode for use in the ORP device and have calibrated the device to measure oxidants and antioxidants while taking into account various factors that may affect oxidative stress.

We have several other research initiatives underway at this time. However, these initiatives are early-stage and are not yet capable of being assessed for commercialization.

Business Strategy

Our disciplined innovation process is built on clinical observations and patient data gathered under appropriate IRB supervision from clinicians who collaborate with Dr. Bar-Or. Dr. Bar-or is in charge of the research departments at two of the three Level I trauma centers in the State of Colorado, at which over 120,000 emergency room consultations take place annually. Dr. Bar-Or’s clinical team includes biochemists, epidemiologists, molecular biologists, computational biologists and nursing staff. In collaboration with other professional colleagues who provide advisory input, such as vascular surgeons, orthopedic surgeons, neurologists, nephrologists and ER specialists, Dr. Bar-or uses a multidisciplinary approach to evaluate clinical interactions that direct further research.

Once product candidates are identified and clinical efficacy for one or more indications is initially determined, we focus our development work on advancing product candidates that we believe offer significant therapeutic advantages over currently available treatments and which represent large potential markets. We look to advance product candidates that also address multiple clinical indications, have proven safety profiles, and which can timely demonstrate clinical efficacy. We intend to continue to maintain a diversified product candidate pipeline to mitigate risks associated with pharmaceutical development and increase the likelihood of commercial success.

During the discovery process, we review pertinent scientific literature and conduct searches of patent records in order to make a preliminary determination of patentability. As many of our product candidates are repositioned drugs, the nature and extent of potentially available patent protection is central to our development decisions. Although we are in early clinical testing of two NMEs, we primarily target development of repositioned drugs because these drugs are based on compounds or medicines already approved by the FDA and/or the EMEA. We believe our repositioned drug product candidates may receive faster regulatory approvals than NMEs, thus extending the period during which these product candidates will enjoy patent protection for commercialization.

In order to control development costs and expedite the commencement of clinical trials, we intend to outsource clinical trials to hospitals located in Canada, the European Union member states, Australia, India, and perhaps countries in the Far East. We plan also to outsource manufacturing, and to out-license to collaborators the rights to sell and market, any product candidates that receive regulatory approval within or outside the U.S. We may also opportunistically enter into agreements with collaborators prior to licensing that may be country, region or application specific and that may lead to sublicenses. Although outsourcing may reduce income derived from any sales of approved products, our business model is premised on carefully controlling fixed overhead and development costs, creating a catalyst to value by identifying patent-protectable product candidates with significant commercial potential and clinical efficacy, and to advance those product candidates through clinical trials and the regulatory approval process in order to position an approved product for global market introduction by a licensee.

We believe there are a number of potential licensees for any products that receive regulatory approval, including pharmaceutical and biotechnology companies with substantial manufacturing facilities, established sales organizations, and significant marketing resources. Even if a product candidate receives regulatory approval and is successfully commercialized, we have no plans to change our business model and substantially increase our retained development activities, engage in manufacturing, or develop a sales and marketing organization. We intend to maximize shareholder value by strategically identifying, developing and advancing patent-protectable product candidates to the point that a compelling rationale exists for a collaborator to license any product receiving regulatory approval. If any of our product candidates is licensed to a collaborator, we may marginally increase our operating budget to conduct additional research, but we will intentionally continue to outsource clinical trials, manufacturing, and marketing to collaborators in order to meet our business objectives.

Regulation

The preclinical and clinical development, testing, manufacture, safety, efficacy, labeling, storage, distribution, promotion, sale and export, reporting, and record-keeping of our product candidates are subject to extensive regulation. The FDA and corresponding state agencies are primarily responsible for such regulation in the United States, and similar regulatory agencies in foreign countries are responsible for regulation of our product candidates outside the United States. We must provide the FDA and foreign regulatory authorities, if applicable, with clinical data that appropriately demonstrate each product candidate’s safety and efficacy in humans before the product candidate can be approved for the targeted indications. We are unable to predict whether regulatory approval will be obtained for any product candidate we are developing or plan to develop. The regulatory review and approval process can take many years, is dependent upon the type, complexity, and novelty of the product, requires the expenditure of substantial resources, involves post-marketing surveillance, and may involve ongoing reporting or monitoring.

We may encounter delays or product candidate rejections based on new governmental regulations, future legislative or administrative actions, or changes in FDA policy or interpretation during the period of product development. Even if we obtain required regulatory approvals, such approvals may later be withdrawn. Delays or failures in obtaining regulatory approvals may:

•	adversely affect the commercialization of any product candidates we develop; and

•	diminish any competitive advantages that such product candidates may have or attain.

Furthermore, if we fail to comply with applicable FDA and other regulatory requirements at any stage during the regulatory process, we may encounter or be subject to:

•	delays in clinical trials or commercialization;

•	refusal by the FDA to review pending applications or supplements to approved applications;

•	product recalls or seizures;

•	suspension of manufacturing;

•	withdrawals of previously approved marketing applications; and

•	fines, civil penalties, and criminal prosecutions.

The ability to market a product outside of the United States is contingent upon receiving a marketing authorization from appropriate regulatory authorities. Foreign regulatory approval processes typically involve risks similar to those associated with obtaining FDA approval and may include additional risks. In addition, the requirements governing conduct of clinical trials and marketing authorizations, and the time required to obtain requisite approvals, may vary widely from country to country and differ from that required for FDA approval. We cannot assure you any of our product candidates will prove to be safe or effective, will receive regulatory approvals, or will be successfully commercialized.

Even if a product candidate receives regulatory approval, the approval is typically limited to specific clinical indications. Further, even after regulatory approval is obtained, subsequent discovery of previously unknown problems with a product may result in restrictions on its use or even complete withdrawal of the product from the market. Any FDA-approved products manufactured or distributed by us or on our behalf are subject to continuing regulation by the FDA, including record-keeping requirements and reporting of adverse events or experiences. Drug manufacturers and their subcontractors are required also to register their establishments with the FDA and state agencies, and are subject to periodic inspections by the FDA and state agencies for compliance with current Good Manufacturing Processes, or cGMP. The cGMP impose rigorous procedural and documentation requirements upon us and any manufacturers engaged by us. We cannot be certain that we or our future contract manufacturers or suppliers will be able to comply with cGMP regulations and other FDA regulatory requirements. Failure to comply with these requirements may result in, among other things, total or partial suspension of production activities, failure of the FDA to grant approval for marketing, and withdrawal, suspension, or revocation of marketing approvals.

If the FDA approves one or more of our product candidates, we and our contract manufacturers must provide certain updated safety and efficacy information to the FDA and other regulatory agencies. Product changes, as well as certain changes in the manufacturing process or facilities where the manufacturing occurs (or other post-approval changes) may necessitate additional FDA review and approval. The labeling, advertising, promotion, marketing and distribution of a drug product also must be in compliance with FDA and Federal Trade Commission, or FTC, requirements which include, among others, standards and regulations for direct-to-consumer advertising, off-label promotion, industry sponsored scientific and educational activities, and promotional activities involving the Internet. The FDA and FTC have very broad enforcement authority, and failure to abide by these regulations can result in penalties, including the issuance of a warning letter directing us to correct deviations from regulatory standards and enforcement actions that can include seizures, fines, injunctions and criminal prosecution.

The FDA’s policies may change and additional government regulations may be enacted which could prevent or delay regulatory approval of our product candidates. Moreover, increased attention to the containment of health care costs in the United States and in foreign markets could result in new government regulations that could cause an increase in our compliance, manufacturing, or other operating expenses, or decrease our gross margins on any product candidates we commercialize.

Regulatory Approval Process for NMEs

FDA regulations require us to undertake a long and rigorous process before any of our NME product candidates may be marketed or sold in the United States. This regulatory process typically includes the following steps:

•	the performance of satisfactory preclinical laboratory and animal studies under the FDA’s Good Laboratory Practices regulation;

•	the development and demonstration of manufacturing processes which conform to FDA-mandated cGMP;

•	the submission and acceptance of an Investigational New Drug (“IND”) application which must become effective before human clinical trials may begin in the United States;

•	obtaining the approval of Institutional Review Boards (“IRBs”), at each site where we plan to conduct a clinical trial to protect the welfare and rights of human subjects in clinical trials;

•	the successful completion of a series of adequate and well-controlled human clinical trials to establish the safety, purity, potency and efficacy of any product candidate for its intended use; and

•	the submission to, and review and approval by the FDA of a New Drug Application (“NDA”) before any commercial sale or shipment of a product.

This process requires a substantial amount of time and financial resources which we currently do not possess. Even if we obtain financing that can be directed to the NME product candidate approval process, there is no assurance this process will result in the granting of an approval for any of our NME product candidates on a timely basis, if at all.

Preclinical Testing

Preclinical tests generally include laboratory evaluation of a product candidate, its chemistry, formulation, stability and toxicity, as well as certain animal studies to assess its potential safety and efficacy. Results of these preclinical tests, together with manufacturing information, analytical data and the clinical trial protocol, must be submitted to the FDA as part of an IND, which must become effective before human clinical trials can begin. An IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day time period, raises concerns or questions about the intended conduct of the trials and imposes what is referred to as a clinical hold. Preclinical studies generally take several years to complete, and there is no guarantee that an IND based on those studies will become effective, allowing clinical testing to begin. In addition to FDA review of an IND, each medical site that desires to participate in a proposed clinical trial must have the protocol reviewed and approved by an independent IRB. The IRB considers, among other things, ethical factors, and the selection and safety of human subjects. Clinical trials must be conducted in accordance with the FDA’s Good Clinical Practices requirements.

Clinical Trials

Human clinical trials are typically conducted in three sequential phases:

• Phase 1.	In Phase 1 clinical trials, a product candidate is typically introduced either into healthy human subjects or patients with the medical condition for which the new drug is intended to be used. The main purpose of the trial is to assess a product candidate’s safety and the ability of the human body to tolerate the product candidate. Phase 1 clinical trials generally include less than 50 subjects or patients.

• Phase 2.	During this phase, a product candidate is studied in an exploratory trial or trials in a limited number of patients with the disease or medical condition for which it is intended to be used in order to: (i) further identify any possible adverse side effects and safety risks, (ii) assess the preliminary or potential efficacy of the product candidate for specific target diseases or medical conditions, and (iii) assess dosage tolerance and determine the optimal dose for one or more Phase 3 trials.

• Phase 3.	If and when one or more Phase 2 trials demonstrate that a specific dose or range of doses of a product candidate is likely to be effective and has an acceptable safety profile, one or more Phase 3 trials are generally undertaken to demonstrate clinical efficacy and to further test for safety in an expanded patient population with the goal of evaluating the overall risk-benefit relationship of the product candidate. Phase 3 trials will generally be designed to reach a specific goal or endpoint, the achievement of which is intended to demonstrate the candidate product’s clinical efficacy. The successful demonstration of clinical efficacy and safety in one or more Phase 3 trials is typically a prerequisite to the filing of a NDA for a product candidate.

We cannot be certain that we will successfully complete the Phase 1, Phase 2, or Phase 3 testing of our product candidates within any specific time period, if at all. Furthermore, the FDA or an IRB may suspend or terminate a clinical trial at any time on various grounds, including a finding that the subjects or patients are being exposed to an unacceptable health risk.

Post-Approval Regulation

Even if a product candidate receives regulatory approval, the approval is typically limited to specific clinical indications. Further, even after regulatory approval is obtained, subsequent discovery of previously unknown problems with a product may result in restrictions on its use or even complete withdrawal of the product from the market. Any FDA-approved products manufactured or distributed by us are subject to continuing regulation by the FDA, including record-keeping requirements and reporting of adverse events or experiences. Further, drug manufacturers and their subcontractors are required to register their establishments with the FDA and state agencies, and are subject to periodic inspections by the FDA and state agencies for compliance with cGMP, which impose rigorous procedural and documentation requirements upon us and any contract manufacturers. We cannot be certain that we or our future contract manufacturers or suppliers will be able to comply with cGMP regulations and other FDA regulatory requirements. Failure to comply with these requirements may result in, among other things, total or partial suspension of production activities, failure of the FDA to grant approval for marketing, and withdrawal, suspension, or revocation of marketing approvals.

If the FDA approves one or more of our product candidates, we and any contract manufacturers must provide certain updated safety and efficacy information. Product changes, as well as certain changes in the manufacturing process or facilities where the manufacturing occurs or other post-approval changes may necessitate additional FDA review and approval. The labeling, advertising, promotion, marketing and distribution of a drug or biologic product also must be in compliance with FDA and Federal Trade Commission (“FTC”) requirements which include, among others, standards and regulations for direct-to-consumer advertising, off-label promotion, industry sponsored scientific and educational activities, and promotional activities involving the Internet. The FDA and FTC have very broad enforcement authority, and failure to abide by these regulations can result in penalties, including the issuance of a warning letter directing us to correct deviations from regulatory standards and enforcement actions that can include seizures, fines, injunctions and criminal prosecution.

The FDA’s policies may change and additional government regulations may be enacted which could prevent or delay regulatory approval of our product candidates. Moreover, increased attention to the containment of health care costs in the United States and in foreign markets could result in new government regulations that could have a material adverse effect on our business. We cannot predict the likelihood, nature or extent of adverse governmental regulation that might arise from future legislative or administrative action, either in the United States or abroad.

Fast Track Status and Orphan Drug

The FDA has developed “Fast Track” policies, which provide the potential for expedited review of a NDA. However, there is no assurance that the FDA will, in fact, accelerate the review process for a Fast Track product candidate if we submit a product for that review. Fast Track status is provided only for those new and novel therapies that are intended to treat persons with life-threatening and severely debilitating diseases where there is a defined unmet medical need, especially where no satisfactory alternative therapy exists or the new therapy is significantly superior to alternative therapies. During the development of product candidates that qualify for this status, the FDA may expedite consultations and reviews of these experimental therapies. An accelerated approval process is potentially available to product candidates that qualify for this status and the FDA may expedite consultations and review of these experimental therapies. Further, an accelerated approval process is potentially available for product candidates that have been studied for their safety and effectiveness in treating serious or life-threatening illnesses.

The FDA can base approval of a marketing application for a Fast Track product on an effect on a clinical endpoint, or on a surrogate endpoint that is reasonably likely to predict clinical benefit. The FDA may condition the approval of an application for certain Fast Track products to additional post-approval studies to validate the surrogate endpoint or confirm the effect on the clinical endpoint. Fast Track status also provides the potential for a product candidate to have a “Priority Review.” A Priority Review allows for portions of the NDA to be submitted to the FDA for review prior to the completion of the entire application, which could result in a reduction in the length of time it would otherwise take the FDA to complete its review of the NDA. Fast Track status may be revoked by the FDA at any time if the clinical results of a trial fail to continue to support the assertion that the respective product candidate has the potential to address an unmet medical need.

The FDA may grant Orphan Drug status to drugs intended to treat a “rare disease or condition,” which is generally a disease or condition that affects fewer than 200,000 individuals in the United States. If and when the FDA grants Orphan Drug status, the generic name and trade name of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. Aside from guidance concerning the non-clinical laboratory studies and clinical investigations necessary for approval of the NDA, Orphan Drug status does not convey any advantage in, or shorten the duration of, the regulatory review and approval process. The FDA may grant Orphan Drug status to multiple competing product candidates targeting the same indications. A product that has been designated as an Orphan Drug that subsequently receives the first FDA approval is entitled to Orphan Drug exclusivity. This exclusivity means the FDA may not approve any other applications to market the same drug for the same indication, except in very limited circumstances, for seven years from the date of the initial FDA approval. Orphan Drug approval may also provide certain tax benefits to the company that receives the first FDA approval. Finally, the FDA may fund the development of orphan products through its grants program for clinical studies.

Foreign Regulatory Approval

Outside of the United States, our ability to market our product candidates will be contingent also upon our receiving marketing authorizations from the appropriate foreign regulatory authorities, whether or not FDA approval has been obtained. The foreign regulatory approval process in most industrialized countries generally encompasses risks similar to those we will encounter in the FDA approval process. The requirements governing conduct of clinical trials and marketing authorizations, and the time required to obtain requisite approvals, may vary widely from country to country and differ from that required for FDA approval.

Europe

Under European Union regulatory systems, marketing authorizations may be submitted either under a centralized or decentralized procedure. The centralized procedure provides for the grant of a single marketing authorization that is valid for all European Union member states. The decentralized procedure provides for mutual recognition of national approval decisions. Under this procedure, the holder of a national marketing authorization may submit an application to the remaining member states. Within 90 days of receiving the applications and assessment report, each member state must decide whether to recognize approval. The mutual recognition process results in separate national marketing authorizations in the referenced member state and each concerned member state. We will seek to choose the appropriate route of European regulatory filing in an attempt to accomplish the most rapid regulatory approvals for our product candidates when ready for review. However, the chosen regulatory strategy may not secure regulatory approvals or approvals of the chosen indications. In addition, these approvals, if obtained, may take longer than anticipated. We can provide no assurance that any of our product candidates will prove to be safe or effective, will receive required regulatory approvals, or will be successfully commercialized.

Intellectual Property

As of March 31, 2011, we owned or were the exclusive licensee under ten issued United States patents, 26 U.S. pending patent applications, 47 issued international patents, and 108 pending international patent applications. The following tabulates the U.S. and international patents owned or licensed by Ampio, including the jurisdiction for international issued patents, the expiration date, and the product candidate to which each relates.

Issued U.S. Patents

United States Patent No.	Expiration Date	Description
5,330,898	October 3, 2011	Assay for bacterial vaginosis; unrelated to current product candidates

5,470,750	November 28, 2012	Assay for diagnosing appendicitis; unrelated to current product candidates

6,555,543	August 21, 2021	Ampion

6,615,162	January 18, 2022	Signal processing method and apparatus for reducing noise and enhancing resolution of signal data; unrelated to current product candidates

6,967,202	July 21, 2022	Method of synthesizing diketopiperazines

6,974,839	March 15, 2022	Zertane

7,592,304	May 25, 2022	Metal-binding peptides that bind CuI/II metal ions for treating angiogenic disease or condition (method of use)

7,632,803	September 29, 2020	Metal-binding peptides that bind CuI/II metal ions (composition of matter)

7,732,403	May 14, 2024	Treatment of T-cell mediated diseases with diketopiperazines (methods of use)

7,575,929	July 5, 2025	Diagnostic for multiple sclerosis (method claims)

Issued International Patents

Country or Region	Patent No.	Expiration Date	Description
Australia	2001279313	August 2, 2021	Ampion

South Africa	2003/0934	August 2, 2021	Ampion

China	01815837.4	August 2, 2021	Ampion

Australia	2252361	March 15, 2022	Zertane

China	02809928.1	March 15, 2022	Zertane

Europe	1397126	March 15, 2022	Zertane

Austria*	1397126	March 15, 2022	Zertane

Belgium*	1397126	March 15, 2022	Zertane

Cyprus*	1397126	March 15, 2022	Zertane

Denmark*	1397126	March 15, 2022	Zertane

Country or Region	Patent No.	Expiration Date	Description

Finland*	1397126	March 15, 2022	Zertane

France*	1397126	March 15, 2022	Zertane

Germany*	1397126	March 15, 2022	Zertane

Great Britain*	1397126	March 15, 2022	Zertane

Greece*	1397126	March 15, 2022	Zertane

Ireland*	1397126	March 15, 2022	Zertane

Italy*	1397126	March 15, 2022	Zertane

Lichtenstein*	1397126	March 15, 2022	Zertane

Luxembourg*	1397126	March 15, 2022	Zertane

Macedonia*	1397126	March 15, 2022	Zertane

Netherlands*	1397126	March 15, 2022	Zertane

Portugal*	1397126	March 15, 2022	Zertane

Spain*	1397126	March 15, 2022	Zertane

Sweden*	1397126	March 15, 2022	Zertane

Switzerland*	1397126	March 15, 2022	Zertane

Hong Kong	1068549	March 15, 2022	Zertane

Japan	4377585	March 15, 2022	Zertane

South Korea	10-0908350	March 15, 2022	Zertane

Mexico	244522	March 15, 2022	Zertane

New Zealand	528935	March 15, 2022	Zertane

Philippines	1-2003-500893	March 15, 2022	Zertane

Singapore	98942	March 15, 2022	Zertane

South Africa	2003/8067	March 15, 2022	Zertane

United Kingdom	2,382,346	August 2, 2021	Method of synthesizing diketopiperazines

Australia	2004241101	May 14, 2024	Treatment of T-cell mediated diseases with diketopiperazines

New Zealand	542886	May 14, 2024	Treatment of T-cell mediated diseases with diketopiperazines

Singapore	116214	May 14, 2024	Treatment of T-cell mediated diseases with diketopiperazines

South Africa	2005/09184	May 14, 2024	Treatment of T-cell mediated diseases with diketopiperazines

Australia	770999	September 29, 2020	Metal binding peptides and uses

India	233058	September 29, 2020	Metal binding peptides (composition of matter)

New Zealand	518266	September 29, 2020	Metal binding peptides and uses

Australia	2003299568	November 25, 2023	Treatment of diseases and conditions mediated by increased phosphorylation using dephosphorylated phosvitin

Country or Region	Patent No.	Expiration Date	Description

India	241239	November 25, 2023	Treatment of diseases and conditions mediated by increased phosphorylation (kit claims)

Australia	2003279761	October 2, 2023	Diagnosis of diseases using diketopiperazines and truncated proteins

New Zealand	539735	October 2, 2023	Diagnosis of diseases using diketopiperazines and truncated proteins

*	Validation of European Patent No. 1397126 in this country.

We also maintain trade secrets and proprietary know-how that we seek to protect through confidentiality and nondisclosure agreements. We expect to seek United States and foreign patent protection for drug and diagnostic products we discover, as well as therapeutic and diagnostic products and processes. We expect also to seek patent protection or rely upon trade secret rights to protect certain other technologies which may be used to discover and characterize drugs and diagnostic products and processes, and which may be used to develop novel therapeutic and diagnostic products and processes. These agreements may not provide meaningful protection or adequate remedies in the event of unauthorized use or disclosure of confidential and proprietary information. If we do not adequately protect our trade secrets and proprietary know-how, our competitive position and business prospects could be materially harmed.

The patent positions of companies such as ours involve complex legal and factual questions and, therefore, their enforceability cannot be predicted with any certainty. Our issued and licensed patents, and those that may be issued to us in the future, may be challenged, invalidated or circumvented, and the rights granted under the patents or licenses may not provide us with meaningful protection or competitive advantages. Our competitors may independently develop similar technologies or duplicate any technology developed by us, which could offset any advantages we might otherwise realize from our intellectual property. Furthermore, even if our product candidates receive regulatory approval, the time required for development, testing, and regulatory review could mean that protection afforded us by our patents may only remain in effect for a short period after commercialization. The expiration of patents or license rights we hold could adversely affect our ability to successfully commercialize our pharmaceutical drugs or diagnostics, thus harming our operating results and financial position.

We will be able to protect our proprietary intellectual property rights from unauthorized use by third parties only to the extent that such rights are covered by valid and enforceable patents or are effectively maintained as trade secrets. If we must litigate to protect our intellectual property from infringement, we may incur substantial costs and our officers may be forced to devote significant time to litigation-related matters. The laws of certain foreign countries do not protect intellectual property rights to the same extent as do the laws of the United States.

Our pending patent applications, or those we may file or license from third parties in the future, may not result in patents being issued. Until a patent is issued, the claims covered by the patent may be narrowed or removed entirely, thus depriving us of adequate protection. As a result, we may face unanticipated competition, or conclude that without patent rights the risk of bringing product candidates to market exceeds the returns we are likely to obtain. We are generally aware of the scientific research being conducted in the areas in which we focus our research and development efforts, but patent applications filed by others are maintained in secrecy for at least 18 months and, in some cases in the United States, until the patent is issued. The publication of discoveries in scientific literature often occurs substantially later than the date on which the underlying discoveries were made. As a result, it is possible that patent applications for products similar to our drug or diagnostic candidates may have already been filed by others without our knowledge.

The biotechnology and pharmaceutical industries are characterized by extensive litigation regarding patents and other intellectual property rights, and it is possible that our development of product candidates could be challenged by other pharmaceutical or biotechnology companies. If we become involved in litigation concerning the enforceability, scope and validity of the proprietary rights of others, we may incur significant litigation or licensing expenses, be prevented from further developing or commercializing a product candidate, be required to seek licenses that may not be available from third parties on commercially acceptable terms, if at all, or subject us to compensatory or punitive damage awards. Any of these consequences could materially harm our business.

Competition

The biotechnology and pharmaceutical industries are highly competitive and subject to significant and rapid technological change as researchers learn more about diseases and develop new technologies and treatments. Significant competitive factors in our industry include product efficacy and safety; quality and breadth of an organization’s technology; skill of an organization’s employees and its ability to recruit and retain key employees; timing and scope of regulatory approvals; government reimbursement rates for, and the average selling price of, products; the availability of raw materials and qualified manufacturing capacity; manufacturing costs; intellectual property and patent rights and their protection; and sales and marketing capabilities.

There are many companies that are researching and developing ophthalmology products, and the competition among developed ophthalmology products is intense. Even if we develop a product candidate that receives regulatory approvals, it is likely that other companies in the ophthalmology industry could develop, purchase or license products that may address the same clinical indications. We cannot assure you that any ophthalmology product we succeed in developing will be clinically superior or scientifically preferable to products developed or introduced by our competitors.

Many of our actual and potential competitors have substantially longer operating histories and possess greater name recognition, product portfolios and significantly greater financial, research, and marketing resources than us. Among our smaller competitors, many of these companies have established co-development and collaboration relationships with larger pharmaceutical and biotechnology firms, which may make it more difficult for us to attract a strategic partner. Our current and potential competitors include major multinational pharmaceutical companies, biotechnology firms, universities and research institutions. Some of these companies and institutions, either alone or together with their collaborators, have substantially greater financial resources and larger research and development staffs than do we. In addition, many of these competitors, either alone or together with their collaborators, have significantly greater experience than us in discovering, developing, manufacturing, and marketing pharmaceutical products and diagnostics. If one of our competitors realizes a significant advance in pharmaceutical drugs or diagnostics that address one or more of the diseases targeted by our product candidates, our products or diagnostics could be rendered uncompetitive or obsolete.

Our competitors may also succeed in obtaining FDA or other regulatory approvals for their product candidates more rapidly than we are able to do, which could place us at a significant competitive disadvantage or deny us marketing exclusivity rights. Market acceptance of our product or diagnostic candidates will depend on a number of factors, including:

•	potential advantages over existing or alternative therapies or tests;

•	the actual or perceived safety of similar classes of products;

•	the effectiveness of sales, marketing, and distribution capabilities; and

•	the scope of any approval provided by the FDA or foreign regulatory authorities.

Although we believe our product candidates possess attractive attributes, we cannot assure you that our product candidates will achieve regulatory or market acceptance, or that we will be able to compete effectively in the pharmaceutical drug or diagnostic markets. If our product candidates fail to gain regulatory approvals and acceptance in their intended markets, we may not generate meaningful revenues or achieve profitability.

Research and Development

Our strategy is to minimize fixed overhead by outsourcing much of our research and development activities. Through a sponsored research agreement, our discovery activities are conducted by Trauma Research LLC, or TRLLC, a limited liability company owned by Dr. David Bar-Or. Under the research agreement, TRLLC conducts drug and biomarker discovery and development programs at its research facilities, and we provide funding and some scientific personnel. Intellectual property from discovery programs conducted by TRLLC on our behalf belongs to us, and we are solely responsible for protecting that intellectual property. While we have the right to generally request development work under the research agreement, TRLLC directs such work and is responsible for how the work is performed.

Compliance with Environmental Laws

We believe we are in compliance with current material environmental protection requirements that apply to us or our business. Costs attributable to environmental compliance are not currently material.

Product Liability and Insurance

The development, manufacture and sale of pharmaceutical products involve inherent risks of adverse side effects or reactions that can cause bodily injury or even death. Product candidates we succeed in commercializing could adversely affect consumers even after obtaining regulatory approval and, if so, we could be required to withdraw a product from the market or be subject to administrative or other proceedings. As we are not now manufacturing, marketing or distributing pharmaceutical products or diagnostics, we have elected not to obtain product liability insurance at the current time. We expect to obtain clinical trial liability coverage for human clinical trials, and appropriate product liability insurance coverage for products that receive regulatory approval and are licensed to collaborators, if any. The amount, nature and pricing of such insurance coverage will likely vary due to a number of factors such as the product candidate’s clinical profile, efficacy and safety record, and other characteristics. We may not be able to obtain sufficient insurance coverage to address our exposure to product recall or liability actions, or the cost of that coverage may be such that we will be limited in the types or amount of coverage we can obtain. Any uninsured loss we suffer could materially and adversely affect our business and financial position.

Facilities

We maintain our headquarters in leased space in Greenwood Village, Colorado, for a monthly rental of approximately $6,000. The lease expires in July 2011. On May 20, 2011, we entered into a new lease for Suite 925 in the building in which our offices are currently located. The lease is for three years and carries an annual rental of approximately $104,000. We believe the new offices will be suitable to meet our space requirements during the term of the lease.

Legal Proceedings

On January 25, 2011, Ampio received an email from an option holder of BioSciences, in which he informed Ampio that the issuance of Ampio common stock in extinguishment of his BioSciences options may result in adverse tax consequences to him. The email included an unspecified statement of intent to litigate the issue. Ampio believes the issuance of Ampio common stock in extinguishment of the BioSciences options was a specific objective supported by the BioSciences board of directors in negotiating the merger agreement, as amended. Thereafter, the option holder asserted different bases upon which he believed he was treated inequitably by having his BioSciences options extinguished in exchange for Ampio common stock, and reiterated his intent to litigate this issue. Ampio is informed that two additional option holders concurred in the position taken by this option holder.

On May 5, 2011 the option holder and Ampio met and reached a tentative verbal understanding under which Ampio will issue, upon execution of a written settlement agreement, 263,000 options to the three option holders in exchange for the 98,416 shares of Ampio common stock that were issued to the option holders pursuant to the terms of the merger agreement. The parties have now exchanged forms of written settlement agreements, but significant differences remain between such forms. Accordingly, there can be no assurance that the prior verbal understanding will be reduced to writing. If no written agreement is executed, Ampio believes that litigation with the three option holders is likely. While the outcome of any such litigation is currently not ascertainable, Ampio believes it has meritorious defenses to potential claims by the option holders and will defend itself vigorously. Ampio believes that neither this dispute, nor its ultimate outcome, will have any material adverse effect on its business. We are currently not a party to any material legal or administrative proceedings and are not aware of any other pending or threatened legal or administrative proceedings in which we will become involved.

Employees

As of June 1, 2011, we had 13 full-time employees and utilized the services of a number of consultants on a part-time basis. Overall, we have not experienced any work stoppage and do not anticipate any work stoppage in the foreseeable future. Management believes that relations with our employees are good.

Corporate Information

Our principal executive offices are located at 5445 DTC Parkway, P4, Greenwood Village, Colorado 80111 USA, and our phone number is (303) 418-1000.

MANAGEMENT

Executive Officers and Directors

The following table sets forth the names, ages and positions of our executive officers and directors as of June 1, 2011.

Name	Age	Position
Michael Macaluso(1)(2)	59	Chairman of the Board
Donald B. Wingerter, Jr.	62	Chief Executive Officer and Director
David Bar-Or, M.D.	62	Chief Scientific Officer and Director
Mark D. McGregor	69	Chief Financial Officer
Dr. Vaughan Clift	50	Chief Regulatory Affairs Officer
Philip H. Coelho(1)(2)(3)	67	Director
Richard B. Giles(1)(2)(3)	61	Director

(1)	Member of our audit committee.
(2)	Member of our compensation committee.
(3)	Member of our nominating and governance committee.

Michael Macaluso founded Life Sciences and has been a member of the board of directors of Life Sciences, our predecessor, since its inception. Mr. Macaluso has also been a member of our board of directors since the merger with Chay Enterprises. Mr. Macaluso was appointed president of Isolagen, Inc. (AMEX: ILE) and served in that position from June 2001 to August 2001, when he was appointed chief executive officer. In June 2003, Mr. Macaluso was re-appointed as president of Isolagen and served as both chief executive officer and president until September 2004. Mr. Macaluso also served on the board of directors of Isolagen from June 2001 until April 2005. From October 1998 until June 2001, Mr. Macaluso was the owner of Page International Communications, a manufacturing business. Mr. Macaluso was a founder and principal of International Printing and Publishing, a position Mr. Macaluso held from 1989 until 1997, when he sold that business to a private equity firm. Mr. Macaluso’s experience in executive management and marketing within the pharmaceutical industry, monetizing company opportunities, and corporate finance led to the conclusion of our board that he should serve as a director of our company in light of our business and structure.

Donald B. Wingerter, Jr. has served as our Chief Executive Officer since December 2009 and a member of our board since March 2010. From 2006 until 2009, Mr. Wingerter has served as a member of the board of directors of several private companies in which he holds personal investments. From June 2002 until 2006, Mr. Wingerter served as chief executive officer of Sound Surgical Technologies, Inc., a specialty medical device company that developed and marketed proprietary ultrasonic-based products to break up and remove fat deposits from the human body. Mr. Wingerter was engaged in managing his personal investments from 2001 until June 2002. From 1995 to 2001, Mr. Wingerter was chairman of the board and chief executive officer of ClearVision Laser Centers, a company he founded in 1995 that operated centers providing laser vision correction services to consumers. ClearVision had operations in 14 states consisting of 10 centers utilizing fixed excimer lasers and 42 centers serviced by mobile lasers. In 2001, ClearVision was acquired by affiliates of two private equity firms. Before founding ClearVision, Mr. Wingerter served as chief executive officer and president, respectively, of Western Imaging Technologies and Accel Holdings, medical imaging companies that sold and leased magnetic resonance imaging (MRI), positron emission tomography (PET), and computer tomography (CT) imaging equipment. He also spent 11 years in various sales positions with General Electric Medical Systems, the last of which was National Sales Manager for Digital Products. Mr. Wingerter holds a B.S. degree in biology from Lafayette College and a M.S. degree in physiology from Rutgers University. Mr. Wingerter’s experience in executive management, sales management, and marketing and sales, as well as his experience in monetizing company opportunities and corporate finance, led to the conclusion of our board that he should serve as a director of our company in light of our business and structure.

David Bar-Or, M.D., has served as a director and our chief scientific officer since the Chay Enterprises merger. Dr. Bar-Or also served as our chairman of the board from the closing of that merger until May 2010. From April 2009 until the closing of the Chay Enterprises merger, he served as chairman of the board and chief scientific officer of Life Sciences. Dr. Bar-Or is currently the director of Trauma Research at Swedish Medical Center, Englewood, Colorado, and St. Anthony’s Hospital, Denver, Colorado. Dr. Bar-Or is principally responsible for the patented and proprietary technologies acquired by us from BioSciences in April 2009, having been issued over 50 patents and having filed or co-filed almost 120 patent applications. Dr. Bar-Or has authored or co-authored over 80 peer-reviewed journal articles and is the recipient of the Gustav Levi Award from the Hadassah/Mount Sinai Hospital, New York, New York, the Kornfield Award for an outstanding MD Thesis, the Outstanding Resident Research Award from the Denver General Hospital, and the Outstanding Clinician Award for the Denver General Medical Emergency Resident Program. Dr. Bar-Or received his medical degree from The Hebrew University, Hadassah Medical School, Jerusalem, Israel, and undertook post-graduate work at Denver Health Medical Center, specializing in emergency medicine, a discipline in which he is board certified. Among other experience, qualifications, attributes and skills, Dr. Bar-Or’s medical training, extensive involvement in researching and developing our product candidates, and leadership role in his hospital affiliations led to the conclusion of our board that he should serve as a director of our company in light of our business and structure.

Mark D. McGregor has been employed by us since April 4, 2011. Mr. McGregor is a certified public accountant with over 30 years’ financial experience in a variety of industries. Mr. McGregor served in various financial capacities with Louisville, Colorado-based Storage Technology Corporation, or StorageTek, from February 1985 until October 2005. During this period, Mr. McGregor held three positions with StorageTek, including director of revenue management (1985-1987), assistant corporate controller (1987-1993), and vice president, corporate treasurer and corporate development (1993-2005). In these positions, Mr. McGregor’s responsibilities included treasury and risk management, developing financial strategic plans, cash management and investments, managing foreign currency and interest rate exposures, credit provider and credit rating agency relations, and insurance risk management. His responsibilities also included corporate and international consolidation and reporting, SEC and management reporting, financial integration, disbursements operations, evaluating potential acquisitions, conducting financial due diligence, negotiating credit line provisions to promote operating flexibility, optimizing capital structures, and implementing stock buy-back programs to enhance stockholder value. Mr. McGregor was directly involved in two divestitures and four acquisitions while with StorageTek, in addition to leading the deal team in connection with the sale of StorageTek to Sun Microsystems in 2005. After leaving StorageTek, Mr. McGregor served as the chief financial officer of Integrated Management Information, Inc., Castle Rock, Colorado, from February 2006 to November 2007. IMI is a publicly-traded provider of identification, verification and communications solutions for the agriculture, livestock, and food industries. Since retiring as chief financial officer of IMI in November 2007, Mr. McGregor has been engaged part-time in the real estate business as an agent with Keller Williams Realty in Castle Rock, Colorado. He began his career with Price Waterhouse, now PricewaterhouseCoopers LLP, where he spent 13 years with the Audit Department. Mr. McGregor holds a BBA degree in accounting from Texas A&M University and served in the United States Army from 1964 to 1966, where he attained the rank of First Lieutenant.

Vaughan Clift, M.D., has been employed by us since March 2010 and was employed by Life Sciences from May 2009 until March 2010. From 2005 to 2009, Dr. Clift was the chief executive officer of Detectachem LLC, a Houston, Texas-based manufacturer of a hand-held explosive and narcotics detection device. Dr. Clift was the Vice President of Operations for Isolagen, Inc. from 2002 until 2005. From January 2001 to May 2002, Dr. Clift researched home oxygen therapy systems while developing an oxygen system for NASA. From July 1997 to January 2001, he was Chief Scientist of DBCD, Inc., a medical device company that manufactures a range of blood diagnostic products for the human and veterinary markets. From May 1992 to June 1997, Dr. Clift was Chief Scientist for the Science Payload Development, Engineering and Operations project at Lockheed Martin’s Human Spaceflight Division. Dr. Clift has received a number of international and federal awards and was nominated as one of NASA’s top ten inventors in 1995. Dr. Clift received his medical degree from the University of Melbourne, Melbourne, Australia and undertook post-graduate work in endocrinology at the Royal Children’s Hospital, Melbourne, Australia.

Philip H. Coelho is currently the CEO and President of Synergenesis, Inc., a firm inventing and commercializing products that harness stem and progenitor cells derived from the patient’s own body to treat human disease. Prior to founding Synergenesis in October 2009, Mr. Coelho was the President and CEO of PHC Medical, Inc., a consulting firm, from August 2008 through October 2009. From August 2007 through May 2008, Mr. Coelho served as the Chief Technology Architect of ThermoGenesis Corp. From 1989 through July 30, 2007, he was Chairman and Chief Executive Officer of ThermoGenesis Corp. Mr. Coelho served as Vice President of Research & Development of ThermoGenesis from 1986 through 1989. Mr. Coelho has been in the senior management of high technology consumer electronic or medical device companies for over 30 years. He was President of Castleton Inc. from 1982 to 1986, and President of ESS Inc. from 1971 to 1982. Mr. Coelho currently also serves as a member of the Board of Directors of two Nasdaq-listed companies, Catalyst Pharmaceuticals Partners, Inc. (since October 2002), and Mediware Information Systems, Inc. (from December 2001 until July 2006, and commencing again in May 2008). Mr. Coelho received a B.S. degree in thermodynamic and mechanical engineering from the University of California, Davis and has been awarded more than 30 U.S. patents in the areas of cell cryopreservation, cryogenic robotics, cell selection, blood protein harvesting and surgical homeostasis. Mr. Coelho’s experience in executive management in the pharmaceutical industry, prior and current public company board experience, and knowledge of corporate finance and governance, as well as his demonstrated success in developing patented technologies, led to the conclusion of our board that he should serve as a director of our company in light of our business and structure.

Richard B. Giles currently serves as the Chief Financial Officer of Ludvik Electric Co., an electrical contractor headquartered in Lakewood, Colorado, a position he has held since 1985. Ludvik Electric is a private electrical contractor with 2010 revenues of over $80 million that has completed electrical contracting projects throughout the Western United States, Hawaii, and South Africa. As CFO and Treasurer of Ludvik Electric, Mr. Giles oversees accounting, risk management, financial planning and analysis, financial reporting, regulatory compliance, and tax-related accounting functions. He serves also as the trustee of Ludvik Electric Co.’s 401(k) plan. Prior to joining Ludvik Electric, Mr. Giles was for three years an audit partner with Higgins Meritt & Company, then a Denver, Colorado CPA firm, and during the preceding nine years he was an audit manager and a member of the audit staff of Price Waterhouse, one of the legacy firms which now comprises PricewaterhouseCoopers. While with Price Waterhouse, Mr. Giles participated in a number of public company audits, including one for a leading computer manufacturer. Mr. Giles received a B.S. degree in accounting from the University of Northern Colorado and is a Certified Public Accountant. He is also a member of the American Institute of Certified Public Accountants and the Construction Financial Management Association. Mr. Giles’ experience in executive financial management, accounting and financial reporting, and corporate accounting and controls led to the conclusion of our board that he should serve as a director of our company in light of our business and structure.

Family Relationships

There are no family relationships between any of our directors or executive officers. Raphael Bar-Or, a non-executive officer, is the son of David Bar-Or, our chief scientific officer and a director. Barbara Giles, a non-executive employee, is the spouse of Richard B. Giles, one of our directors.

Leadership Structure of the Board

The board of directors does not currently have a policy on whether the same person should serve as both the chief executive officer and chairman of the board or, if the roles are separate, whether the chairman should be selected from the non-employee directors or should be an employee. The board believes that it should have the flexibility to make these determinations at any given point in time in the way that it believes best to provide appropriate leadership for Ampio at that time. Our current chairman, Michael Macaluso, is not an officer of Ampio or its subsidiaries. Mr. Macaluso has served as a member of our board since March 2010, and has been a member of the board of directors of Life Sciences from December 2009.

Risk Oversight

The board oversees risk management directly and through its committees associated with their respective subject matter areas. Generally, the board oversees risks that may affect Ampio’s business as a whole, including operational matters. The audit committee is responsible for oversight of our accounting and financial reporting processes and also discusses with management our financial statements, internal controls and other accounting and related matters. The compensation committee oversees certain risks related to compensation programs and the nominating and governance committee oversees certain corporate governance risks. As part of their roles in overseeing risk management, these committees periodically report to the board regarding briefings provided by management and advisors as well as the committees’ own analysis and conclusions regarding certain risks faced by us. Management is responsible for implementing the risk management strategy and developing policies, controls, processes and procedures to identify and manage risks.

Executive Compensation

The following table sets forth all cash compensation paid by us, as well as certain other compensation paid or accrued in 2010 and 2009, to each of the following named executive officers.

Summary Compensation of Named Executive Officers

Name and Principal Position	Year	Salary		Bonus	Stock Award	Option Award(1)	Non-Equity Incentive Plan Compensation	Change in Pension Value and Nonqualified Deferred Compensation Earnings		All Other Compensation	Total
Donald B. Wingerter, Jr CEO since December 2009	2010	$145,333		$29,000		$—	$385,179	$—	$—	$—	$559,512

David Bar-Or
CSO and Former Chairman	2010	227,500	(2)		—	—	451,968	—	—	—	679,468
	2009	227,500	(3)		—	—	—	—	—	—	227,500

Bruce G. Miller Former CFO and COO from January 2010 to April 2011	2010	180,000	(4)		10,000	—	—	—	—	—	190,000
COO and CEO from April 2009 to December 2009	2009	180,000	(5)		—	—	—	—	—	—	180,000

Vaughan Clift, M.D.
Chief Regulatory Affairs Officer	2010	198,000	(6)		29,500		235,669	—	—	—	463,169
	2009	82,500	(7)		—	—	—	—	—	—	82,500

(1)	Option awards are reported at fair value at the date of grant.
(2)	Includes $68,250 in salary deferred by Dr. Bar-Or at December 31, 2010.
(3)	Includes $17,063 in salary deferred by Dr. Bar-Or at December 31, 2009.
(4)	Includes $54,000 in salary deferred by Mr. Miller at December 31, 2010.
(5)	Includes $13,500 in salary deferred by Mr. Miller at December 31, 2009
(6)	Includes $19,833 in salary deferred by Dr. Clift at December 31, 2010.
(7)	Includes $22,500 in salary deferred by Dr. Clift at December 31, 2009.

The above-noted salary deferrals were necessitated by our limited financial resources in 2010 and 2009. All deferred salaries were paid to the officers in question following closing of the placement.

Mr. McGregor is an at-will employee and is receiving an annual salary of $150,000, commencing with his employment as Chief Financial Officer on April 4, 2011. Mr. McGregor was issued an option to purchase 100,000 shares of our common stock on April 8, 2011, which has an exercise price of $2.50 per share (equal to the purchase price of shares sold in the placement on that date) and which vested 50% on the date of grant and 50% on the one year anniversary of the date of grant. Mr. McGregor receives no other compensation or benefits from us under the terms of his employment arrangement. Mr. Miller, our former Chief Financial Officer, remains employed with us as a member of the team tasked to advance the commercialization of Zertane. Mr. Miller was chief executive officer and/or president of BioSciences from 1992 until our acquisition of BioSciences on March 23, 2011 and, in such capacity, gained significant experience in licensing opportunities with respect to Zertane.

Our executive officers will be reimbursed by us for any out-of-pocket expenses incurred in connection with activities conducted on our behalf.

Overview of Compensation Program

Our compensation program for our named executive officers, consists of three components—a base salary, discretionary bonuses based on performance, and equity compensation. Each of these components is reflected in the Summary Compensation Table above and is discussed in further detail below.

Compensation Program Objectives; What Our Compensation Program is Designed to Reward. Our executive compensation program is designed to retain our executive officers and to motivate them to increase shareholder value on both an annual and longer term basis. These objectives are to be accomplished primarily by positioning us to maximize our product development efforts and to transform, over time, those efforts into collaboration revenues and income. To that end, compensation packages include significant incentive forms of stock-based compensation to ensure that each executive officer’s interest is aligned with the interests of our shareholders.

Why Each Element of Compensation is Paid; How the Amount of Each Element is Determined. The following is a brief discussion of each element of our named executive officer compensation. The Compensation Committee intends to pay each of these elements in order to ensure that a desirable overall mix is established between base compensation and incentive compensation, cash and non-cash compensation, and annual and long-term compensation. The Compensation Committee also intends to evaluate on a periodic basis the overall competitiveness of our executive compensation packages as compared to packages offered in the marketplace for which we compete with executive talent. Overall, our Compensation Committee believes that our executive compensation packages are currently appropriately balanced and structured to retain and motivate our named executive officers, while necessarily taking into account our presently limited financial resources.

Salaries. The cash salaries paid to three of our named executive officers (Mr. Wingerter and Drs. Bar-Or and Clift) were established at the time they became officers. Each of these persons has an employment agreement with us, a copy of which is an exhibit to, or incorporated by reference in, the registration statement containing this prospectus. Our other named executive officer, Mr. Miller, is an employee at will. Since the respective dates of their becoming named executive officers, any increases in the salaries of our named executive officers have been made at the discretion of the Compensation Committee. Mr. Wingerter and Dr. Bar-Or, who serve as our Chief Executive Officer and Chief Scientific Officer, respectively, receive no additional compensation for serving on our board of directors.

Cash Incentive Compensation. Cash incentive or bonus compensation is discretionary under our employment agreements with Mr. Wingerter and Drs. Bar-Or and Clift. However, each employment agreement contains performance objectives tailored to the individual officer’s duties, and provides for a target bonus of 50% of the officer’s base salary, which is to take into account both employee performance and company performance. All cash incentive compensation grants are intended to be paid in accordance with Section 162(m) of the Internal Revenue Code of 1986, as amended. In 2010 we paid Mr. Wingerter a cash bonus of $29,000, which was awarded on a discretionary basis by the Compensation Committee based on the Compensation Committee’s assessment of Mr. Wingerter’s 2010 performance.

Equity Compensation. In 2010, we granted stock options to certain of our officers, directors and consultants for their services, all of which were granted pursuant to written agreements under our 2010 stock incentive plan. All future grants are expected to be made under the 2010 plan. The vesting period for option grants varies, but the grants made to our named executive officers on August 11, 2010 provided that (i) one-third vested immediately, and (ii) the remaining options vest in equal thirds on the two following anniversaries of the date of grant.

Perquisites. We offer health benefits received by all of our employees. None of our named executive officers receives any further perquisites.

How Each Compensation Element Fits into Overall Compensation Objectives and Affects Decisions Regarding Other Elements. In establishing compensation packages for executive officers, numerous factors are considered, including the particular executive’s experience, expertise and performance, our operational and financial performance, and compensation packages available in the marketplace for similar positions. In arriving at amounts for each component of compensation, our Compensation Committee strives to strike an appropriate balance between base compensation and incentive compensation. The Compensation Committee also endeavors to properly allocate between cash and non-cash compensation and between annual and long-term compensation.

Risk Assessment. Our Compensation Committee has reviewed our compensation program and believes that the program, including our cash incentive compensation and equity incentive compensation, does not encourage our named executive officers to engage in any unnecessary or excessive risk-taking. As a result, the Compensation Committee has to date not implemented a provision for recovery by us of cash or incentive compensation bonuses paid to our named executive officers.

Outstanding Equity Awards

The following table provides a summary of equity awards outstanding for each of the named executive officers as of December 31, 2010:

Named Executive Officer(1)	Exercisable	Unexercisable(2)	Option Exercise Price	Option Expiration Date
Donald B. Wingerter, Jr.	200,000	400,000	$1.03	8/12/2020
Chief Executive Officer
David Bar-Or, M.D.	233,333	466,667	$1.03	8/12/2020
Chief Scientific Officer
Bruce G. Miller	—	—	—	—
Former Chief Financial Officer
Vaughan Clift, M.D.	121,667	243,333	$1.03	8/12/2020
Chief Regulatory Affairs Officer

(1)	Mr. McGregor was granted an option on April 8, 2011 covering 100,000 shares that vested 50% immediately and 50% on April 8, 2012. The options carry an exercise price of $2.50 per share. Mr. McGregor was not employed with us at December 31, 2010.
(2)	Each currently unexercisable option becomes exercisable by its terms 50% on August 12, 2011 and 50% on August 12, 2012.

Employment Agreements

Life Sciences previously entered into employment agreements with Dr. Bar-Or, Bruce G. Miller, and four non-executive officers, Dr. Vaughan Clift, Dr. James Winkler, Raphael Bar-Or, and Ms. Wannell Crook. In

August and November, 2010 and January 2011, respectively, we entered into new employment agreements with Mr. Wingerter, our chief executive officer, Dr. Bar-Or, our chief scientific officer, and Dr. Clift, our chief regulatory affairs officer. The new employment agreement with Dr. Bar-Or supersedes the prior agreement with Life Sciences. The terms of the employment agreements with Mr. Wingerter, Dr. Bar-Or, and Dr. Clift are substantially identical except as noted below. Each agreement has an initial term ending July 31, 2013. Due to the closing of the placement, the officers will no longer receive the reduced salaries that reflected our limited financial resources in 2009 and 2010. Accordingly, Messrs. Wingerter, Bar-Or and Clift now receive salaries memorialized in their employment agreements, being $275,000 for Mr. Wingerter, $300,000 for Dr. Bar-Or, and $250,000 for Dr. Clift. On closing of the placement, Dr. Clift’s housing reimbursement allowance was discontinued in accordance with the terms of his employment agreement.

Each officer is entitled to receive an annual bonus each year that will be determined by the Compensation Committee of the board of directors based on individual achievement and company performance objectives established by the Compensation Committee. Included in those objectives, as applicable for the responsible officer, are (i) obtaining a successful phase 2 clinical trial for a drug to treat diabetic retinopathy, (ii) preparation and compliance with a fiscal budget, (iii) the launch of a second clinical trial for an additional product approved by the Board of Directors, and (iv) the sale of intellectual property not selected for clinical trials by the Company at prices, and times, approved by the Board of Directors. The targeted amount of the annual bonus shall be 50% of the base salary paid to each officer, although the actual bonus may be higher or lower.

The employment agreements provided for an immediate grant of stock options to Mr. Wingerter, Dr. Bar-Or, and Dr. Clift in the amount of 675,000, 700,000 and 365,000 options, respectively. Each option is exercisable for a period of ten years at an exercise price per share equal to the quoted closing price of our common stock on August 11, 2010, the day immediately prior to the effective date of the employment agreement. The options vest as follows: (i) one-third upon execution of the agreement, (ii) one-third on August 12, 2011, and (iii) one-third on August 12, 2012. The vesting of all options set forth above shall accelerate upon a “change in control” as defined in each agreement.

Potential Payments Upon Termination or Change in Control

If the employment of Mr. Wingerter, Dr. Bar-Or, or Dr. Clift is terminated at our election at any time, for reasons other than death, disability, cause (as defined in the agreement), or a voluntary resignation, or if an officer terminates his employment for good reason, the officer in question shall be entitled to receive a lump sum severance payment equal to two times his base salary and of the continued payment of premiums for continuation of the officer’s health and welfare benefits pursuant to COBRA or otherwise, for a period of two years from the date of termination, subject to earlier discontinuation if the officer is eligible for comparable coverage from a subsequent employer. All severance payments, less applicable withholding, are subject to the officer’s execution and delivery of a general release of us and our subsidiaries and affiliates and each of their officers, directors, employees, agents, successors and assigns in a form acceptable to us, and a reaffirmation of the officer’s continuing obligation under the propriety information and inventions agreement (or an agreement without that title, but which pertains to the officer’s obligations generally, without limitation, to maintain and keep confidential all of our proprietary and confidential information, and to assign all inventions made by the officer to us, which inventions are made or conceived during the officer’s employment). If the employment is terminated for cause, no severance shall be payable by us.

“Good Reason” means:

•	a material reduction or change in the officer’s title or job duties inconsistent with his position and his prior duties, responsibilities and requirements;

•	any reduction of the officer’s then-current base salary or his target bonus;

•	relocation of the officer to a facility or location more than 30 miles from our current offices in Greenwood Village, Colorado; or

•	a material breach by Ampio of the employment agreement.

“Cause” means:

•	conviction of a felony or a crime involving fraud or moral turpitude;

•	commission of theft, a material act of dishonesty or fraud, intentional falsification of employment or company records, or a criminal act that impairs the officer’s ability to perform his duties;

•	intentional or reckless conduct or gross negligence materially harmful to Ampio or its successor;

•	willful failure to follow lawful instructions of the board; or

•	gross negligence or willful misconduct in the performance of duties.

“Change in Control” means: the occurrence of any of the following events:

i.	Any person (other than persons who are employees of Ampio at any time more than one year before a transaction) becomes the beneficial owner, directly or indirectly, of securities of Ampio representing 50% or more of the combined voting power of Ampio’s then outstanding securities. In applying the preceding sentence, (A) securities acquired directly from Ampio or its affiliates by or for the person shall not be taken into account, and (B) an agreement to vote securities shall be disregarded unless its ultimate purpose is to cause what would otherwise be Change in Control, as reasonably determined by the board;

ii	Ampio consummates a merger, or consolidation of Ampio with any other corporation unless: (a) the voting securities of Ampio outstanding immediately before the merger or consolidation would continue to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) at least 50% of the combined voting power of the voting securities of Ampio or such surviving entity outstanding immediately after such merger or consolidation; and (b) no person (other than persons who are employees at any time more than one year before a transaction) becomes the beneficial owner, directly or indirectly, of securities of Ampio representing 50% or more of the combined voting power of Ampio’s then outstanding securities;

iii	The shareholders of Ampio approve an agreement for the sale or disposition by Ampio of all, or substantially all, of Ampio’s assets; or

iv.	The shareholders of Ampio approve a plan or proposal for liquidation or dissolution of Ampio.

Notwithstanding the foregoing, a Change in Control shall not be deemed to have occurred by virtue of the consummation of any transaction or series of integrated transactions immediately following which the record holders of the common stock of Ampio immediately prior to such transaction or series of transactions continue to have substantially the same proportionate ownership in an entity which owns all or substantially all of the assets of Ampio immediately following such transaction or series of transactions.

The employment agreements also provide for the payment of a “gross-up” payment if the officer becomes entitled to certain payments and benefits and equity acceleration under his employment agreement and those payments and benefits constitute “parachute” payments under Section 280G of the Internal Revenue Code. In addition, in accordance with Ampio’s stock incentive plan, all outstanding stock options held by Mr. Wingerter, Dr. Bar-Or, and Dr. Clift (and all other option holders with grants under that plan) become fully vested in connection with a Change in Control.

The following table provides estimates of the potential severance and other post-termination benefits that each of Mr. Wingerter, Dr. Bar-Or, and Dr. Clift would be entitled to receive assuming their respective employment was terminated as of December 31, 2010 for the reason set forth in each of the columns.

Recipient and Benefit	Termination Due to Death	Termination Due to Disability	Termination by Registrant for Cause or by Named Executive Officer Other than for Cause	Termination by Registrant without Cause or by Named Executive Officer for Cause
Donald B. Wingerter, Jr.
Salary(1)	$—	$290,666	$—	$550,000
Bonus	—	—	—	—
Vesting of stock options(2)	548,000	548,000	—	548,000
Value of health benefits provided after termination(3)	—	15,753	—	15,753

Total	$548,000	$854,419	$—	$1,113,753

David Bar-Or
Salary(1)	$—	$455,000	$—	$600,000
Bonus	—	—	—	—
Vesting of stock options(2)	639,334	639,334	—	639,334
Value of health benefits provided after termination(3)	—	34,593	—	34,593

Total	$639,334	$1,128,927	$—	$1,273,927

Vaughan Clift
Salary(1)	$—	$396,000	$—	$500,000
Bonus	—	—	—	—
Vesting of stock options(2)	333,366	333,366	—	333,366
Value of health benefits provided after termination(3)	—	47,145	—	47,145

Total	$333,366	$776,511	$—	$880,511

(1)	Based on the salaries of Mr. Wingerter and Drs. Bar-Or and Clift following closing of the placement.
(2)	Based upon an assumed per share value of $2.40.
(3)	The value of such benefits is determined based on the estimated cost of providing health benefits to the named executive officer for the remaining term of the employment agreement.

Director Independence

Our common stock is listed on the NASDAQ Capital Market. The listing rules of the NASDAQ Capital Market require that a majority of the members of the board of directors be independent. The rules of the NASDAQ Capital Market require that, subject to specified exceptions, each member of our audit, compensation and nominating and governance committees be independent. Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Securities Exchange Act of 1934, as amended. Under the rules of the NASDAQ Capital Market, a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

In order to be considered to be independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors or any other board committee: (1) accept, directly or indirectly, any consulting, advisory or other compensatory fee from the listed company or any of its subsidiaries; or (2) be an affiliated person of the listed company or any of its subsidiaries.

In August 2010, our board of directors undertook a review of its composition, the composition of its committees and the independence of each director. Based upon information provided by each director concerning his or her background, employment and affiliations, including family relationships, our board of directors has determined that none of Messrs. Macaluso, Coelho and Giles, representing three of our five directors, has a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined by the NASDAQ Capital Market. Our board of directors also determined that Messrs. Giles, Coelho and Macaluso, who comprise our audit committee and our compensation committee, and Messrs. Giles and Coelho, who comprise our nominating and governance committee, satisfy the independence standards for those committees established by applicable SEC rules and the NASDAQ Capital Market rules. In making this determination, our board of directors considered the relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director.

Board Committees

Our board of directors has an audit committee, a compensation committee and a nominating and governance committee, each of which has the composition and the responsibilities described below. The audit committee, compensation committee, and nominating and governance committee all operate under charters approved by our board of directors, which charters are available on our website.

Audit Committee. Our audit committee oversees our corporate accounting and financial reporting process and assists the board of directors in monitoring our financial systems and our legal and regulatory compliance. Our audit committee is responsible for, among other things:

•	selecting and hiring our independent auditors;

•	appointing, compensating and overseeing the work of our independent auditors;

•	approving engagements of the independent auditors to render any audit or permissible non-audit services;

•	reviewing the qualifications and independence of the independent auditors;

•	monitoring the rotation of partners of the independent auditors on our engagement team as required by law;

•	reviewing our financial statements and reviewing our critical accounting policies and estimates;

•	reviewing the adequacy and effectiveness of our internal controls over financial reporting; and

•	reviewing and discussing with management and the independent auditors the results of our annual audit, our quarterly financial statements and our publicly filed reports.

The members of our audit committee are Messrs. Giles, Coelho and Macaluso. Mr. Giles is our audit committee chairman and was appointed to our audit committee on August 10, 2010. Our board of directors has determined that each member of the audit committee meets the financial literacy requirements of the NASDAQ Capital Market and the SEC, and Mr. Giles qualifies as our audit committee financial expert as defined under SEC rules and regulations. Our board of directors has concluded that the composition of our audit committee meets the requirements for independence under the current requirements of the NASDAQ Capital Market and

SEC rules and regulations. We believe that the functioning of our audit committee complies with the applicable requirements of SEC rules and regulations, and applicable requirements of the NASDAQ Capital Market.

Compensation Committee. Our compensation committee oversees our corporate compensation policies, plans and programs. The compensation committee is responsible for, among other things:

•	reviewing and recommending policies, plans and programs relating to compensation and benefits of our directors, officers and employees;

•	reviewing and recommending compensation and the corporate goals and objectives relevant to compensation of our Chief Executive Officer;

•	reviewing and approving compensation and corporate goals and objectives relevant to compensation for executive officers other than our Chief Executive Officer;

•	evaluating the performance of our executive officers in light of established goals and objectives;

•	developing in consultation with our board of directors and periodically reviewing a succession plan for our Chief Executive Officer; and

•	administering our equity compensations plans for our employees and directors.

The members of our compensation committee are Messrs. Coelho, Giles and Macaluso. Mr. Coelho is the chairman of our compensation committee. Each member of our compensation committee is a non-employee director, as defined in Rule 16b-3 promulgated under the Securities Exchange Act of 1934, as amended, is an outside director, as defined pursuant to Section 162(m) of the Internal Revenue Code of 1986, as amended, or the IRC, and satisfies the independence requirements of the NASDAQ Capital Market. We believe that the composition of our compensation committee meets the requirements for independence under, and the functioning of our compensation committee complies with, any applicable requirements of the NASDAQ Capital Market and SEC rules and regulations.

Our compensation committee and our board of directors have not yet established a succession plan for our Chief Executive Officer.

Nominating and Governance Committee. Our nominating and governance committee oversees and assists our board of directors in reviewing and recommending nominees for election to our board of directors and corporate governance policies. The nominating and governance committee is responsible for, among other things:

•	recommending desired qualifications for board of directors membership and conducting searches for potential members of the board of directors;

•	evaluating and making recommendations regarding the organization and governance of the board of directors and its committees;

•	assessing the performance of members of the board of directors and making recommendations regarding committee and chair assignments; and

•	reviewing and making recommendations with regard to our corporate governance guidelines.

The members of our nominating and governance committee are currently Messrs. Giles and Coelho. Mr. Coelho is the chairman of our nominating and governance committee. Our board of directors has determined that each member of our nominating and governance committee is independent within the meaning of the independent director guidelines of the NASDAQ Capital Market.

Our nominating and governance committee’s policy is to evaluate any recommendation for director nominee proposed by a shareholder. Our bylaws permit shareholders to nominate directors for consideration at an annual meeting, subject to certain conditions. Any recommendation for director nominee must be submitted in writing to:

Ampio Pharmaceuticals, Inc.

Attention: Corporate Secretary

5445 DTC Parkway, P4

Greenwood Village, Colorado 80111

Our board of directors may from time to time establish other committees.

Non-Management Director Compensation

Prior to the merger with Chay Enterprises in March 2010, our predecessor did not pay any director fees. Following the August 2010 appointment of Mr. Giles to the board of directors and the establishment of board committees, our compensation committee established the following fees for payment to non-management members of our board of directors or committees, as the case may be:

	Committee or Committees	Cash Compensation	Common Stock
Board Annual Retainer:
Chairman		$20,000
Each non-employee director		10,000

Board Meeting Fees:
Each meeting attended in-person		$1,000
Each meeting attended via telephone/Internet		500

Committee Annual Retainer:
Chairman of each committee	Audit; Compensation; Nominating and Governance	$20,000
Each non-chair member	Audit	12,000
Each non-chair member	Compensation; Nominating and Governance	10,000

Committee Chairman Meeting Fees:
Each meeting attended in-person	Audit; Compensation; Nominating and Governance	$2,500
Each meeting attended via telephone/Internet	Audit; Compensation; Nominating and Governance	1,500

Committee Member Meeting Fees:
Each meeting attended in-person	Audit; Compensation; Nominating and Governance	$1,500
Each meeting attended via telephone/Internet	Audit; Compensation; Nominating and Governance	1,000

Annual Restricted Stock Award:			$10,000

Director Compensation for 2010

The table below summarizes the compensation paid by us to non-employee directors for the year ended December 31, 2010.

Name	Fees Earned or Paid in Cash	Stock Option Awards(1)(2)	All Other Compensation	Total
Michael Macaluso	$61,500	$349,008	$—	$410,508
Philip H. Coelho	58,000	142,776	—	200,776
Richard B. Giles	34,333	158,640	—	192,973

(1)	The amounts in this column reflect the grant date fair values of the stock awards based on the last reported sale price of the common stock at the dates of grant, August 12, 2010. Please see “Notes to Consolidated Financial Statements—Note 9—Stock-Based Compensation.”
(2)	At December 31, 2010, Messrs. Macaluso, Coelho and Giles held options to acquire 550,000, 225,000 and 250,000 shares of common stock, respectively. Excludes March 2011 grants of 150,000 options each to Messrs. Coelho and Giles.

Code of Business Conduct and Ethics

We have adopted a code of business conduct and ethics that is applicable to all of our employees, officers and directors. The code is available on our web site, www.ampiopharma.com, under the “Investor Relations” tab.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee is an officer or employee of our company. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

RELATED PARTY TRANSACTIONS

In addition to the director and executive compensation arrangements discussed above in “Management,” we or Life Sciences have been a party to the following transactions since January 1, 2009 in which the amount involved exceeded or will exceed $120,000, and in which any director, executive officer or holder of more than 5% of any class of our voting stock, or any member of the immediate family of or entities affiliated with any of them, had or will have a material interest.

In April 2009, Life Sciences issued 3,500,000 shares of its common stock to BioSciences in connection with Life Sciences’ purchase of certain of BioSciences’ assets. Under the terms of the agreement, Life Sciences acquired office and lab equipment, cell lines and intellectual property including patents and license agreements. In conjunction with the asset purchase, Life Sciences recorded a distribution of $252,015 to reflect liabilities assumed. Included in the assumed liabilities was a $200,000 note payable to Life Sciences’ founder, Michael Macaluso. The note payable was subsequently converted by Mr. Macaluso into 163,934 shares of Life Sciences Series A preferred stock at a conversion price of $1.22 per share, which was converted into our common stock upon the closing of the Chay merger.

As of December 31, 2009, Life Sciences had $100,000 in notes payable to Mike Macaluso, Life Science’s founder, and $100,000 payable to BioSciences. The related party notes payable were unsecured, bore interest at 6% and initially were to mature on April 30, 2010. These notes were extended through September 2, 2010, and additional borrowings of $200,000 were made by us from BioSciences in the three months ended June 30, 2010, bringing the total amount owed by us to BioSciences to $300,000. In October and November 2010, we borrowed an additional $215,971 from BioSciences. The notes evidencing the foregoing borrowings were extended to become due at the earlier of April 30, 2011, or closing of a financing exceeding $5 million. On closing of the BioSciences acquisition, our borrowings from BioSciences were extinguished. The note to Mr. Macaluso was paid in full from the proceeds of the placement.

BioSciences paid operating expenses on behalf of Life Sciences, and funds were advanced and repaid between Life Sciences and BioSciences, during 2009. Disbursements to BioSciences during 2009, including prepayment of liabilities assumed under the asset purchase agreement, totaled $111,943. BioSciences owed $8,312 to Life Sciences and $1,527 in short-term non-interest bearing advances at December 31, 2010. That amount was extinguished on closing of the BioSciences acquisition.

In April 2009, Life Sciences issued 7,350,000 shares of restricted common stock to its directors, officers and employees in exchange for $7,350 in cash. One third of the restricted shares vested on the date of grant. The remaining two thirds vest on a monthly basis between the second and fourth anniversaries of the date of grant. Vesting is subject to acceleration upon achieving certain milestones.

Life Sciences issued 913,930 shares of its Series A preferred stock in April and May 2009 in exchange for $1,115,020 in cash. Mr. Macaluso purchased 819,672 of such shares of preferred stock. All such preferred stock was converted into our common stock on the merger of Life Sciences with a subsidiary of Chay.

Life Sciences has a sponsored research agreement with Trauma Research LLC, or TRLLC, an entity owned by Dr. Bar-Or. Under the terms of the research agreement, Life Sciences is to provide personnel and equipment with an equivalent value of $263,750 per year and to make monthly equipment rental payments of $7,236 on behalf of TRLLC. In exchange, TRLLC will assign any intellectual property rights it develops on our behalf under the research agreement. The research agreement expires in 2014 and may be terminated by either party on six months’ notice or immediately if either party determines that the other is not fulfilling its obligations under the agreement. Life Sciences was current in its financial obligations under the research agreement at December 31, 2010.

Life Sciences has license agreements with the Institute for Molecular Medicine, Inc. a nonprofit research organization founded by Dr. Bar-Or, who also serves as its executive director. The license agreements were assigned to Life Sciences as a part of the asset purchase from BioSciences. Under the license agreements, Life Sciences pays the costs associated with obtaining and maintaining intellectual property subject to the license agreements. In the license covering certain Methylphenidate derivatives, Life Sciences is entitled to deduct twice the amounts it has paid to maintain the intellectual property from any amounts that may become due to the Institute for Molecular Medicine, Inc. under the license agreement, if and when the intellectual property becomes commercially viable and generates revenue. Life Sciences paid $53,000 during 2009 in legal and patent fees to maintain the intellectual property of the Institute for Molecular Medicine, Inc.

Immediately prior to the closing of the merger between Life Sciences and a subsidiary of Chay, Chay accepted subscriptions for an aggregate of 1,325,000 shares of common stock from six officers and employees of Life Sciences, for a purchase price of $150,000. Mr. Wingerter, our chief executive officer, purchased 325,000 of such shares for a purchase price of approximately $36,800 which was advanced on his behalf by Life Sciences. Dr. Clift’s spouse purchased 575,000 shares for a purchase price of approximately $65,000 which was likewise advanced by Life Sciences. Life Sciences made advances to the other four non-executive officers and employees in the additional amount of approximately $48,000 to facilitate these share purchases. These shares were issued immediately before the closing of the Chay merger but after the shareholders of Chay had approved the merger. Life Sciences was not a public company at the time such advances were made.

In August 2010, Michael Macaluso and Richard B. Giles, both members of our board of directors, together with an affiliate of Mr. Giles, purchased convertible debentures from us for $430,000. The debentures were issued in principal amounts of $230,000, $100,000 and $100,000, respectively, to Mr. Macaluso, Mr. Giles, and James A. Ludvik. Mr. Ludvik is the sole owner of Ludvik Electric Co., for which Mr. Giles serves as the chief financial officer. The debentures accrued interest at the rate of 8% per annum. The principal and accrued interest of the debentures were converted into our common stock at a conversion price of $1.75 per share on February 28, 2011, on the same terms under which convertible debentures issued to non-affiliates were converted.

In conjunction with the issuance of the debentures, we issued warrants to Messrs. Macaluso, Giles and Ludvik representing the right to purchase an aggregate of 21,500 shares of our common stock. We paid no commission in connection with the sale of the debentures and the warrants, and did not engage a placement agent to assist it in the sale of these unregistered securities. Upon closing of our November 2010 bridge financing, we reserved an additional 27,643 shares for issuance to Messrs. Macaluso, Giles and Ludvik for “most favored nation” adjustments to the warrants previously issued to these persons. The shares issued on conversion of the convertible debentures and issuable on exercise of warrants issued to affiliated and non-affiliated debenture holders are being registered on the registration statement that includes this prospectus.

In 2010 and 2009, Messrs. Bar-Or, Miller and Clift deferred salaries in the amounts of $85,313, $67,500, and $64,833, respectively, due to the limited financial resources available to us during these periods. These deferred salaries were paid to the officers in question in April 2011 following the closing of the placement.

Mr. McGregor purchased 20,000 shares of common stock in the placement in March 2011, prior to his becoming our chief financial officer on April 4, 2011. Mr. Giles purchased 32,000 shares of common stock in the placement. Such purchases were on terms identical to those extended to unaffiliated purchasers in the placement.

Upon the formation of Life Sciences, shares of common stock issued to Messrs. Bruce Miller, James Winkler, M.D., and Raphael Bar-Or, as well as Ms. Wannell Crook, were subject to vesting requirements under which one-third of the shares vested immediately, one-third vested monthly from April 16, 2010 to April 16, 2011, and the remainder vesting monthly through April 16, 2012. The second and third tranches were subject to accelerated vesting based on development milestones being achieved by Life Sciences. In April 2011, the Board of Directors determined that the milestones for accelerated vesting had been met and that the portion of the shares that was unvested would vest immediately. All vested shares remain subject to the lockup agreement.

Messrs. Miller, Winkler, and Raphael Bar-Or, and Ms. Crook, are currently non-executive officers of Ampio.

Indemnification of Officers and Directors

We have entered into indemnification agreements with each of our directors and executive officers. The indemnification agreements and our certificate of incorporation and bylaws require us to indemnify our directors and executive officers to the fullest extent permitted by Delaware law.

Policies and Procedures for Related Party Transactions

We have adopted a formal written policy that our executive officers, directors, nominees for election as directors, beneficial owners of more than 5% of any class of our common stock and any member of the immediate family of any of the foregoing persons, are not permitted to enter into a related party transaction with us without the prior consent of our audit committee, subject to the pre-approval exceptions described below. If advance approval is not feasible then the related party transaction will be considered at the audit committee’s next regularly scheduled meeting. In approving or rejecting any such proposal, our audit committee is to consider the relevant facts and circumstances available and deemed relevant to our audit committee, including, but not limited to, whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related party’s interest in the transaction. Our board of directors has delegated to the chair of our audit committee the authority to pre-approve or ratify any request for us to enter into a transaction with a related party, in which the amount involved is less than $120,000 and where the chair is not the related party. Our audit committee has also reviewed certain types of related party transactions that it has deemed pre-approved even if the aggregate amount involved will exceed $120,000, including employment of executive officers, director compensation, certain transactions with other organizations, transactions where all shareholders receive proportional benefits, transactions involving competitive bids, regulated transactions and certain banking-related services.

PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding beneficial ownership of our common stock as of June 1, 2011, by:

•	each person or group of affiliated persons known by us to be the beneficial owner of more than 5% of our common stock;

•	each of our named executive officers;

•	each of our directors; and

•	all executive officers and directors as a group.

We have determined beneficial ownership in accordance with SEC rules. The information does not necessarily indicate beneficial ownership for any other purpose. Under these rules, the number of shares of common stock deemed outstanding includes shares issuable upon exercise of options and warrants held by the respective person or group which may be exercised within 60 days after June 1, 2011. For purposes of calculating each person’s or group’s percentage ownership, stock options and warrants exercisable within 60 days after June 1, 2011 are included for that person or group but not the stock options, debentures, or warrants of any other person or group.

Applicable percentage ownership is based on 28,685,902 shares of common stock outstanding at June 1, 2011. The applicable percentage ownership gives effect to (i) conversion of all outstanding debentures on February 28, 2011, (ii) closing of the BioSciences acquisition on March 23, 2011, and (iii) closing of the placement on April 18, 2011.

Unless otherwise indicated and subject to any applicable community property laws, to our knowledge, each stockholder named in the following table possesses sole voting and investment power over the shares listed. Unless otherwise noted below, the address of each stockholder listed on the table is c/o Ampio Pharmaceuticals, Inc., 5445 DTC Parkway, P4, Greenwood Village, Colorado 80111.

Name of Beneficial Owner	Number of Shares Beneficially Owned at June 1, 2011	Percentage of Shares Beneficially Owned at June 1, 2011
Michael Macaluso(1)	2,618,484	8.4%
Donald B. Wingerter, Jr.(2)	525,000	1.8%
David Bar-Or(3)	2,933,333	9.3%
Philip H. Coelho(4)	379,545	1.3%
Richard B. Giles(5)	623,579	2.1%
Mark D. McGregor(6)	70,000	0.2%
Vaughan Clift(7)	696,667	2.4%
Bruce G. Miller(8)(9)	1,500,000	5.0%
Wannell Crook(8)	1,100,000	3.8%
Raphael Bar-Or(8)	1,025,000	3.6%
James Winkler(8)	1,025,000	3.6%
All executive officers and directors as a group (seven persons)	7,847,257	25.5%

(1)	Includes an aggregate of 712,260 shares of common stock issuable to Mr. Macaluso by virtue of (i) exercise of currently exercisable stock options, (ii) conversion of related party debentures held by him, (iii) exercise of warrants, and (iv) his service as a non-management director.
(2)	Includes 200,000 shares of common stock issuable to Mr. Wingerter on exercise of currently exercisable stock options.

(3)	Includes 233,333 shares of common stock which Dr. Bar-Or has the right to acquire through the exercise of stock options. Excludes 1,025,000 shares of common stock owned of record by Raphael Bar-Or, Dr. Bar-Or’s son, as to which Dr. Bar-Or disclaims beneficial ownership.
(4)	Consists of shares of common stock issuable to Mr. Coelho on exercise of currently exercisable stock options.
(5)	Includes 400,000 shares of common stock issuable to Mr. Giles on exercise of currently exercisable stock options, 11,918 shares of common stock issuable on exercise of currently exercisable warrants, and 40,000 shares of common stock issuable to Barbara Giles, Mr. Giles’ spouse, on exercise of currently exercisable options.
(6)	Includes 50,000 shares of common stock issuable to Mr. McGregor on exercise of currently exercisable stock options.
(7)	Includes (i) 121,667 shares of common stock Dr. Clift has the right to acquire on exercise of currently exercisable stock options, and (ii) 575,000 shares of common stock owned of record by Kristin Clift, Dr. Clift’s spouse.
(8)	Such persons are non-executive officers of ours.
(9)	Excludes options to purchase 10,000 shares of common stock granted to Anne Miller, Mr. Miller’s adult daughter, in May 2011.

SELLING SECURITYHOLDERS

The following sets forth information with respect to the selling securityholders and the maximum number of shares of common stock that may be offered by such selling securityholders pursuant to this prospectus. The information set forth in the table below is based on information provided by or on behalf of the selling securityholders. An aggregate of up to 6,762,609 shares of common stock may be offered by the selling securityholders, which includes (i) the 1,281,852 shares of common stock issued effective February 28, 2011 to the holders of the convertible debentures, (ii) up to 256,389 shares of common stock issuable on exercise of warrants issued to the debenture holders, (iii) 4,760,380 shares of common stock sold in the placement (which excludes 332,500 shares not being registered herewith), and (iv) up to 463,988 shares of common stock issuable on exercise of the placement agent’s warrants issued to FFM. The selling securityholders may offer all, some or none of their shares of common stock. We cannot advise you as to whether the selling securityholders will in fact sell any or all of such shares of common stock.

The following tables set forth certain information with respect to each selling securityholder for whom we are registering shares for resale to the public. The first table, Table I, names selling securityholders who converted principal and accrued interest under the convertible debentures into common stock effective February 28, 2011 at a conversion price of $1.75 per share and, within that table, (i) the first number opposite each selling securityholder’s name states the number of shares of common stock issued to the selling securityholder on conversion, and (ii) the second number represents shares issuable on exercise of warrants held by each selling securityholder, which warrants are exercisable through March 2014 at an exercise price of $1.75 per share. None of the warrants have been exercised at the date hereof. Upon such exercise, the selling securityholder will receive shares that may be sold as described under “Plan of Distribution” below. The second table, Table II, sets forth the names of the purchasers of common stock in the placement and, with respect to the placement agent warrants, the number of warrants issued to FFM and its designees on closing of the placement that are being registered on the registration statement which includes this prospectus. The placement agent warrants are exercisable through March 31, 2016 at an exercise price of $3.125 per share, and contain cashless exercise provisions. None of the placement agent warrants have been exercised at the date hereof. The shares of common stock underlying the placement agent’s warrants are restricted from transfer, sale, or pledge for a period of six months from the date of this prospectus. See “Plan of Distribution” below for further information.

TABLE I

Selling Securityholder	Number of Shares of Common Stock Beneficially Owned	Shares Being Offered	Common Stock Beneficially Owned After Offering
			Number of Shares Outstanding	Percent of Shares
Lynda Andrews	34,612 6,924	34,612 6,924	0 0	* *
Richard & Andra Davidson	5,841 1,169	5,841 1,169	0 0	* *
Vikram Durairaj	5,841 1,169	5,841 1,169	0 0	* *
Jaci Fischer IRA	26,689 5,338	26,689 5,338	0 0	* *
Mark Fischer	29,166 5,834	29,166 5,834	0 0	* *
Mark Fischer IRA	35,646 7,130	35,646 7,130	0 0	* *
Richard Fischer	29,166 5,834	29,166 5,834	0 0	* *
Richard Fischer IRA	18,563 3,713	18,563 3,713	0 0	* *
Megan Kathleen Fischer	5,749 1,150	5,749 1,150	0 0	* *
Christopher Scot Fischer	5,749 1,150	5,749 1,150	0 0	* *
Michael and Jill Gesquiere	29,203 5,841	29,203 5,841	0 0	* *
Richard B. Giles+(1)	59,585 11,918	59,585 11,918	563,944 0	2.1 *	%
Robert and Angela Greenhow, as tenants in common	100,976 20,196	100,976 20,196	0 0	* *
Peter Harkness	14,602 2,921	14,602 2,921	0 0	* *
James Harris	14,599 2,920	14,599 2,920	0 0	* *
James Harris IRA	43,646 8,730	43,646 8,730	0 0	* *
Steve Harris	11,682 2,337	11,682 2,337	0 0	* *
Gregory Kouyoumdijan	29,014 5,804	29,014 5,804	0 0	* *
D. Craig and Jennifer Loucks, as joint tenants(2)	111,490 22,299	111,490 22,299	44,000 0	* *
James Ludvik	351,624 70,326	351,624 70,326	0 0	* *
Michael Macaluso+	136,888 27,379	136,888 27,379	2,481,596 0	8.4 *	%
Hugh McPherson	29,203 5,841	29,203 5,841	0 0	* *
Robert Monks	87,912 17,584	87,912 17,584	0 0	* *
Stephen G. and Stephanie Sullivan, as joint tenants(3)	29,203 5,841	29,203 5,841	0 0	* *
David Thickman(4)	35,203 7,041	35,203 7,041	120,000 0	* *

*	Less than 1%
+	Except as indicated by +, no selling securityholder is an officer, director, affiliate or 5% securityholder.
#	Except as indicated by #, no selling securityholder is a broker-dealer or an affiliate of a broker-dealer.
(1)	Excludes 32,000 shares that were purchased by Mr. Giles in the private placement which are reflected on Table II below.
(2)	Reflects shares to be beneficially owned by Dr. Loucks, his wife and his affiliates following sales described in Table II below by Dr. Loucks IRA and Peak Orthopedics.
(3)	Excludes 20,000 shares salable by Stephen and Stephanie Sullivan referenced in Table II below.
(4)	Excludes 20,000 shares purchased by Dr. Thickman in the private placement which are reflected on Table II below.

TABLE II

	Number of Shares of Common Stock Beneficially Owned	Shares Being Offered	Common Stock Beneficially Owned After Offering
Selling Securityholder			Number of Shares	Percent of Shares
Abundance Partners L.P.(1)	260,000	260,000	0	*
ACT Capital Partners, L.P.#(2)	60,000	60,000	0	*
Premchand and Sachakhem Beharry	80,000	80,000	0	*
Sofia Belle 401(k)	12,000	12,000	0	*
Troy Allyn Belle 401(k)	30,000	30,000	0	*
Troy Belle	53,000	20,000	33,000	*
Chris Benninghofen	10,000	10,000	0	*
Franz J. Berlacher Revocable Trust#	10,000	10,000	0	*
NFS FMTC as IRA Rollover Cust. f/b/o Franz J. Berlacher#	10,000	10,000	0	*
Jerome W. Berryman, Trustee f/b/o Berryman Management Trust	40,000	40,000	0	*
Leonard R. Billingsley	20,000	20,000	0	*
William K. Boss Jr.	80,000	80,000	0	*
Ray Bruening	80,000	80,000	0	*
Thomas and Barbara Buck	80,000	80,000	0	*
Buechel Family Limited Partnership(3)	600,000	600,000	0	*
Buechel Patient Care Research & Education Fund(4)	200,000	200,000	0	*
John and Mary Buhler	10,000	10,000	0	*
Elizabeth B. Cartmell	100,000	100,000	0	*
Gary J. Connell	10,000	10,000	0	*
Philip A. Convertini	124,000	120,000	4,000	*
Barbara C. Crane	40,000	40,000	0	*
Richard and Andra Davidson	20,000	20,000	0	*
Vikram Durairaj	45,714	40,000	5,714	*
Kevin Dvorak	10,000	10,000	0	*
Amir L. Ecker#	50,000	50,000	0	*
Delaware Charter Cust. f/b/o Amir L. Ecker IRA#	42,500	42,500	0	*
Victor Elmaleh	90,000	90,000	0	*
Fordham Financial Management, Inc.#(5)	463,988	463,988	0	*
Andrew Fox	10,000	10,000	0	*
Derek Edward Fuller	10,000	10,000	0	*
Richard B. Giles+	623,579	32,000	591,579	2.1%
Ronald L. Grooms	60,000	60,000	0	*
Citibank N. A. Cust. f/b/o Montague Guild Jr. IRA	40,000	40,000	0	*
Murray and Donna Hess	40,000	40,000	0	*
Richard T. Higgins	20,000	20,000	0	*
David A. Houghton	20,000	20,000	0	*
NFS FMTC as IRA Cust. f/b/o David A. Houghton	10,000	10,000	0	*
Richard and Barbara Huckerby	10,000	10,000	0	*
Bruce and Nancy Inglis	40,000	40,000	0	*
Frederick A. Jacobsen	10,000	10,000	0	*
The Kades Corp.(6)	100,000	100,000	0	*
Kalvest L.L.C.(7)	20,000	20,000	0	*
Timothy Kelly	10,000	10,000	0	*
Robert and Yvette Keyser	10,000	10,000	0	*
Yechiel Kleen	40,000	40,000	0	*
Tsuneo Kobayashi	10,000	10,000	0	*

	Number of Shares of Common Stock Beneficially Owned	Shares Being Offered	Common Stock Beneficially Owned After Offering
Selling Securityholder			Number of Shares Outstanding	Percent of Shares
Dimitris and Teri Kotantoulas	22,450	20,000	2,450	*
Gary L. Knutsen	20,000	20,000	0	*
Lanacre, William Mogford	10,000	10,000	0	*
Robert C. Lombardi	25,000	25,000	0	*
D. Craig Loucks 401(k)(8)	18,400	18,400	44,000	*
EDJ Limited(9)	30,000	30,000	0	*
Edwin R. Ludvik	230,000	200,000	30,000	*
Charles E. Mains	88,000	50,000	38,000	*
Alan R. Marshall	10,000	10,000	0	*
Brian McGrath	74,000	20,000	54,000	*
Mark D. McGregor+	70,000	20,000	50,000	*
Hugh McPherson	69,203	20,000	49,203	*
Thomas E. Meade	20,000	20,000	0	*
Kenneth N. and Carolyn Meritt	24,000	24,000	0	*
Meteoric L.P.(10)	220,000	220,000	0	*
David T. Miller	20,000	20,000	0	*
Frederic Mintz SEP IRA	11,480	11,480	0	*
Robert C. Monks	127,912	10,000	117,912	*
Daniel A. Noven	100,000	100,000	0	*
Steven A. Odell	60,000	60,000	0	*
Camillo A. Paolini II	10,000	10,000	0	*
Camillo A. Paolini III	20,000	20,000	0	*
Christopher T. Payne#	200,000	200,000	0	*
Brian D. and Jane Petersen	10,000	10,000	0	*
Matthew J. Phillips	103,278	30,000	73,278	*
Athena D. Pollina	20,000	20,000	0	*
Porter Partners L.P.(11)	170,000	170,000	0	*
William and Lisa Jane Pratt	10,000	10,000	0	*
Randy Rippin	20,000	20,000	0	*
Rosebury L.P.(12)	180,000	180,000	0	*
Jack Solomon	100,000	100,000	0	*
David Spiller	10,000	10,000	0	*
Joseph R. Steele	24,000	24,000	0	*
Stephen G. and Stephanie S. Sullivan	20,000	20,000	0	*
Stephen G. Sullivan R/O IRA	40,000	40,000	0	*
Sharon Sun	46,700	41,000	5,700	*
Superior Metals, Inc.(13)	10,000	10,000	0	*
David Thickman	140,000	20,000	120,000	*
Tommy D. Todd	40,000	40,000	0	*
Robert D. Traver	10,000	10,000	0	*
Vace Partners(14)	20,000	20,000	0	*
Gary Vezzani	40,000	40,000	0	*
Michael Watson	10,000	10,000	0	*
Didertica Wiersema	20,000	20,000	0	*
Diderica Wiersema IRA	20,000	20,000	0	*
VMSK Interests Ltd.(15)	40,000	40,000	0	*
Jerry E. Wynn Sr.	100,000	100,000	0	*

*	Less than 1%

+	Except as indicated by +, no selling securityholder is an officer, director, affiliate or 5% securityholder.
#	Except as indicated by #, no selling securityholder is a broker-dealer or an affiliate of a broker-dealer.
(1)	Abundance Partners L.P. is a Delaware limited partnership, of which the general partners is Vladimir Efros.
(2)	ACT Capital Partners, L.P. is a Delaware limited partnership, of which the general partners are Amir L. Ecker and Carol G. Frankenfield.
(3)	The Buechel Family Limited Partnership is a family partnership, the general partner of whom is Frederick Buechel.
(4)	The Buechel Patient Care Research & Education Fund is a 501(c)(3) organization, the principals of which are Drs. Frederick Buechel Sr. and Jr., and Mr. Mark Buechel.
(5)	Fordham Financial Management, Inc. is a Colorado corporation, the principal owner of which is a holding company controlled by William Baquet. The listed shares are issuable on exercise of the placement agent warrants received by FFM for acting as exclusive placement agent in the placement. All securities owned by Fordham Financial Management, Inc., are subject to a six-month lockup from the date of this prospectus.
(6)	The Kades Corp. is a Texas corporation, the principal of which is Kenneth Kades.
(7)	Kalvest L.L.C. is a New York limited liability company, the managing member of which is Guild Investments, which is controlled by Montague Guild.
(8)	Dr. Loucks and his wife hold 111,490 shares of common stock and warrants to acquire 22,299 shares that are reflected on Table I hereof. Shares owned beneficially after this offering exclude the shares referenced in Table I.
(9)	EDJ Limited is a Bahamian corporation, the principal of which is Jeffery H. Porter.
(10)	Meteoric L.P. is a California limited partnership, the general partner of which is Guild Investments, which is controlled by Montague Guild.
(11)	Porter Partners, L.P. is a California limited partnership controlled by Jeffrey H. Porter.
(12)	Rosebury L.P. is an Iowa limited partnership, the general partner of which is Guild Investments, which is controlled by Montague Guild.
(13)	Superior Metals, Inc. is a California corporation controlled by Hugo Navarez.
(14)	Vace Partners is a corporation controlled by Vincent Campitiello.
(15)	VMSK Interests Ltd. is a Texas company, the principal of which is Vladimir Efros.

No material relationships exist between any of the selling securityholders and us nor have any such material relationships existed within the past three years, except as follows:

•

Michael Macaluso is a principal stockholder and chairman of the board of Ampio. He has served in that capacity since 2010, and served on the board of directors of Ampio commencing in March 2010. Mr. Macaluso founded Life Sciences and has been on Life Sciences’ board of directors since its founding. Mr. Macaluso was also a holder of debentures prior to their conversion and is a warrant holder of Ampio.

•

Richard Giles owns common stock of Ampio and has served as a member of the board of directors of Ampio since August 2010. He was also a shareholder of DMI BioSciences, Inc. prior to its acquisition by Ampio. Mr. Giles was also a holder of debentures prior to their conversion and is a warrant holder of Ampio.

•	Mark D. McGregor owns common stock of Ampio and has served as Ampio’s chief financial officer since April 4, 2011.

The selling securityholders listed in the above tables may have sold or transferred, in transactions exempt from the registration requirements of the Securities Act, some or all of their common stock since the date on which the information in the above table is presented. Information about the selling securityholders may change over time. Any change in this information will be set forth in prospectus supplements, if required.

DESCRIPTION OF CAPITAL STOCK

General

The following is a summary of the rights of our common stock and preferred stock and of certain provisions of our certificate of incorporation and bylaws. For more detailed information, please see our certificate of incorporation and bylaws, which are filed as exhibits to previously-filed current reports on Form 8-K and incorporated by reference as exhibits to the registration statement of which this prospectus is part.

Authorized and Issued Capital Stock

Our authorized capital stock consists of 100,000,000 shares of common stock, par value $0.0001 per share, of which 28,685,902 shares are issued and outstanding as of June 1, 2011, and 2,000,000 shares of undesignated preferred stock, $0.0001 par value, of which no shares are issued or outstanding.

Common Stock

As of June 1, 2011, there were 28,685,902 shares of our common stock outstanding held by approximately 600 shareholders of record. Holders of common stock will have voting rights for the election of our directors and all other matters requiring stockholder action, except with respect to amendments to our certificate of incorporation that alter or change the powers, preferences, rights or other terms of any outstanding preferred stock if the holders of such affected series of preferred stock are entitled to vote on such an amendment. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voted for the election of directors can elect all of the directors. Holders of common stock will be entitled to one vote per share on matters to be voted on by shareholders and also will be entitled to receive such dividends, if any, as may be declared from time to time by our board of directors in its discretion out of funds legally available therefor. The payment of dividends, if ever, on the common stock will be subject to the prior payment of dividends on any outstanding preferred stock, of which there is currently none. Upon our liquidation or dissolution, the holders of common stock will be entitled to receive pro rata all assets remaining available for distribution to shareholders after payment of all liabilities and provision for the liquidation of any shares of preferred stock at the time outstanding. Our shareholders have no conversion, preemptive or other subscription rights and there are no sinking fund or redemption provisions applicable to the common stock.

Preferred Stock

Our certificate of incorporation provides that shares of preferred stock may be issued from time to time in one or more series. Our board of directors is authorized to fix the voting rights, if any, designations, powers, preferences, the relative, participating, optional or other special rights and any qualifications, limitations and restrictions thereof, applicable to the shares of each series. Our board of directors will be able to, without shareholder approval, issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of the common stock and could have anti-takeover effects. The ability of our board of directors to issue preferred stock without stockholder approval could have the effect of delaying, deferring or preventing a change of control of us or the removal of existing management. We have no preferred stock outstanding at the date hereof. Although we do not currently intend to issue any shares of preferred stock, we cannot assure you that we will not do so in the future.

Dividends

We have not paid any dividends on our common stock to date. It is the present intention of our board of directors to retain any earnings for use in our business operations and, accordingly, we do not anticipate the board declaring any dividends in the foreseeable future.

Our Transfer Agent

The transfer agent for our securities is Corporate Stock Transfer, Inc., 3200 Cherry Creek Drive South, Suite 430, Denver, Colorado 80209.

Certain Anti-takeover Provisions of Delaware Law and our Certificate of Incorporation and By-Laws

As a Delaware corporation, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which generally has an anti-takeover effect for transactions not approved in advance by our board of directors. This may discourage takeover attempts that might result in payment of a premium over the market price for the shares of common stock held by shareholders. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that such stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or did own within three years prior to the determination of interested stockholder status, 15% or more of the corporation’s voting stock.

Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

•	before the stockholder became interested, the board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; or

•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, shares owned by:

•	persons who are directors and also officers; and

•	employee stock plans, in some instances; or

•	at or after the time the stockholder became interested,

the business combination was approved by the board of directors of the corporation and authorized at an annual or special meeting of the shareholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Staggered board of directors

Our Delaware certificate of incorporation and by-laws provide that our board of directors will be classified into three classes of directors of approximately equal size at a date selected by the board. As a result, in most circumstances, a person can gain control of our board only by successfully engaging in a proxy contest at two or more annual meetings.

Shareholder action; special meeting of shareholders

Our Delaware certificate of incorporation provides that following an underwritten offering, our shareholders may not take any action by written consent, but only take action at duly called annual or special meetings of shareholders. Our by-laws further provide that special meetings of our shareholders may be only called by our board of directors with a majority vote of our board of directors, by our chief executive officer or our chairman.

Advance notice requirements for stockholder proposals and director nominations

Our Delaware by-laws provide that shareholders seeking to bring business before our annual meeting of shareholders, or to nominate candidates for election as directors at our annual meeting of shareholders, must provide timely notice of their intent in writing. To be timely, a shareholder’s notice needs to be delivered to our principal executive offices not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the first anniversary of the preceding year’s annual meeting of shareholders. For the 2011 annual meeting of shareholders, a shareholder’s notice shall be timely if delivered to our principal executive offices not later than the 90th day prior to the scheduled date of the annual meeting of shareholders or the 10th day following the day on which public announcement of the date of our annual meeting of shareholders is first made or sent by us. Our by-laws also specify certain requirements as to the form and content of a shareholders’ meeting. These provisions may preclude our shareholders from bringing matters before our annual meeting of shareholders or from making nominations for directors at our annual meeting of shareholders.

Authorized but unissued shares

Our authorized but unissued shares of common stock and preferred stock are available for future issuances without shareholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Removal of directors

Our Delaware certificate of incorporation provides that a director on our board of directors may be removed from office only for cause and only by the affirmative vote of the holders of 75% or more of the shares then entitled to vote at an election of our directors.

Limitation on liability and indemnification of directors and officers

Our Delaware certificate of incorporation and by-laws provide that our directors and officers will be indemnified by us to the fullest extent authorized by Delaware law as it now exists or may in the future be amended, against all expenses and liabilities reasonably incurred in connection with their service for or on our behalf. In addition, our certificate of incorporation provides that our directors will not be personally liable for monetary damages to us for breaches of their fiduciary duty as directors, unless they violated their duty of loyalty to us or our shareholders, acted in bad faith, knowingly or intentionally violated the law, authorized unlawful payments of dividends, unlawful stock purchases or unlawful redemptions, or derived an improper personal benefit from their actions as directors. Our by-laws also permit us to secure insurance on behalf of any officer, director or employee for any liability arising out of his or her actions, regardless of whether Delaware law would permit indemnification.

These provisions may discourage shareholders from bringing a lawsuit against our directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our shareholders. Furthermore, a shareholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. We believe that these provisions, insurance and the indemnity agreements are necessary to attract and retain talented and experienced directors and officers.

There is no pending litigation or proceeding involving any of our directors or officers where indemnification by us would be required or permitted. We are not aware of any threatened litigation or proceeding that might result in a claim for such indemnification. Insofar as indemnification for liabilities arising under the Securities Act of 1933, or the Act, may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

Listing

We intend to apply to have our common stock listed on the NASDAQ Capital Market or the NYSE Amex as soon as we meet the listing criteria of either of such exchanges. Our common stock is currently traded in the over-the-counter market and is now quoted on the OTC Bulletin Board, an NASD-sponsored and operated inter-dealer automated quotation system for equity securities.

Equity Compensation Plan Information

At the special meeting of Ampio’s shareholders on March 1, 2010, the Ampio shareholders approved the adoption of Ampio’s stock and option award plan, under which 2,500,000 shares were reserved for future issuance under restricted stock awards, options, and other equity awards. The plan permits grants of equity awards to employees, directors and consultants. On August 15, 2010, the number of shares issuable under the plan was increased to 4,500,000 shares by consent of Ampio’s majority shareholders. The following table displays equity compensation plan information as of June 1, 2011.

	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Issuance under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity compensation plans approved by security holders	3,602,693	$1.35	897,307
Equity compensation plans not approved by security holders	—	—	—

Total	3,602,693	$1.35	897,307

Amendment of the Ampio Bylaws

Under our certificate of incorporation, the board of directors is expressly authorized to amend, alter, change or repeal our bylaws. The shareholders also have the ability to amend, alter, change or repeal our bylaws by the affirmative vote of a majority of the outstanding shares, except that a two-thirds vote is required for the shareholders to amend the bylaws sections related to bringing matters before an annual shareholder meeting, nominating and electing directors and filling vacancies on the board of directors, and the procedures required to amend our bylaws.

SHARES ELIGIBLE FOR FUTURE SALE

Before this offering, there has been a very limited public market for shares of our common stock. Future sales of substantial amounts of shares of our common stock, including shares issued upon the exercise of outstanding options, in the public market after this offering, or the possibility of these sales occurring, could cause the prevailing market price for our common stock to fall or impair our ability to raise equity capital in the future.

At June 1, 2011, a total of 28,685,902 shares of our common stock are outstanding, assuming that there are no exercises of options or warrants on such date. Of these shares, the 6,762,609 shares of common stock registered on the registration statement (including 720,387 shares of common stock issuable on exercise of warrants and placement agent warrants) that includes this prospectus will be freely tradable in the public market without restriction or further registration under the Securities Act, unless these shares are held by “affiliates,” as that term is defined in Rule 144 under the Securities Act. A total of 356,587 shares of common stock that were sold in a previous registered public offering by Chay are also freely tradable. We also have registered the 8,667,905 shares of common stock we issued to the BioSciences shareholders on closing of that acquisition. However, those shares are subject to a lock-up agreement that extends through December 31, 2011, unless such shares are held by affiliates, in which case the lock-up extends through February 28, 2012.

The remaining 13,250,449 shares of common stock are “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which are summarized below. Subject to the lock-up agreements described in the “Plan of Distribution” section below and the provisions of Rules 144 and 701 under the Securities Act, these restricted securities will be available for sale in the public market as follows:

Date	Number of shares
On the date of this prospectus	2,865,531
By February 28, 2012	10,384,918

In addition, of the 3,592,693 shares of our common stock that were subject to stock options outstanding as of June 1, 2011, options to purchase 2,432,693 shares of common stock were vested as of June 1, 2011. The shares issuable on exercise of such options are eligible for sale commencing upon exercise and at various dates through February 29, 2012.

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell such shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then such person is entitled to sell such shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell upon expiration of the lock-up agreements described in “Plan of Distribution” below, within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding, which will equal approximately 286,859 shares as of June 1, 2011; or

•	the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Rule 701 generally allows a stockholder who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. We have been subject to the reporting requirements of Section 15(d) of the Exchange Act for over 90 days, a condition for reliance on Rule 701.

Stock Options

We intend to file a registration statement on Form S-8 under the Securities Act covering all of the shares of our common stock subject to options outstanding or reserved for issuance under our stock plan and shares of our common stock issued upon the exercise of options. However, the shares registered on Form S-8 will be subject to volume limitations, manner of sale, notice and public information requirements of Rule 144 and will not be eligible for resale until expiration of any lock-up agreements to which they are subject.

PLAN OF DISTRIBUTION

The selling securityholders, which as used herein includes donees, pledgees, transferees or other successors-in-interest selling shares of common stock received after the date of this prospectus from a selling securityholder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices. We have not been advised of any arrangements by the selling securityholders for the sale of any of the common stock owned by them.

The selling securityholders may use any one or more of the following methods when disposing of shares or interests therein:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	crosses, where the same broker acts as an agent on both sides of the trade;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	broker-dealers may agree with the selling securityholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling securityholders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling securityholders to include the pledgee, transferee or other successors in interest as selling securityholders under this prospectus. The selling securityholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus; provided, however, that prior to any such transfer the following information (or such other information as may be required by the federal securities laws from time to time) with respect to each such selling beneficial owner must be added to the prospectus by way of a prospectus supplement or post-effective amendment, as appropriate: (1) the name of the selling beneficial owner; (2) any material relationship the selling beneficial owner has had within the past three years with us or any of our predecessors or affiliates; (3) the amount of securities of the class owned by such security beneficial owner before the transfer; (4) the amount to be offered for the security beneficial owner’s account; and (5) the amount and (if one percent or more) the percentage of the class to be owned by such security beneficial owner after the transfer is complete.

In connection with the sale of our common stock or interests therein, the selling securityholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales, if permitted, of the common stock in the course of hedging the positions they assume. The selling securityholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling securityholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the selling securityholders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any. Each of the selling securityholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from sales of common stock by the selling securityholders. If the selling securityholders exercise their warrants or FFM or its designees exercise the placement agent warrants for cash, then we will receive the proceeds of such exercise.

Fordham Financial Management, Inc. has applied for a no objection letter from FINRA to permit it to participate in the resale of common stock by the selling securityholders, under which (i) FFM has agreed it will not receive cash commissions or any other compensation from any selling securityholder exceeding 2% of the principal amount of the trade or reimbursed legal fees from Ampio not to exceed $65,000, and (ii) FFM will not sell, transfer, assign, pledge, or hypothecate the placement agent warrants it received in connection with the placement or, on exercise thereof, the underlying shares of common stock, or engage in any hedge, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the placement agent warrants or underlying shares of common stock for a period of 180 days immediately following the date of effectiveness or commencement of sales by the selling securityholders. These restrictions are subject to specified exceptions set forth in FINRA Rule 5110(g)(2).

The selling securityholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act of 1933, provided that they meet the criteria and conform to the requirements of that rule.

The selling securityholders and any underwriters, broker-dealers or agents that participate in the sale of the common stock or interests therein may be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling securityholders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.

To the extent required, the shares of our common stock to be sold, the names of the selling securityholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

The selling securityholders and any other person participating in the distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of common stock by the selling securityholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to shares of our common stock.

We will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling securityholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling securityholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act. We may also be indemnified by the selling securityholders against civil liabilities, including liabilities under the Securities Act, which may arise from any information furnished to us by the selling securityholder expressly for use in this prospectus.

We have agreed with the selling securityholders to keep the registration statement of which this prospectus constitutes a part effective until the earlier of (1) such time as all of the shares covered by this prospectus have been disposed of pursuant to and in accordance with the registration statement, or (2) the date on which the shares may be sold pursuant to Rule 144 of the Securities Act.

To our knowledge, no selling securityholder is a broker-dealer or an affiliate of a broker-dealer, except Fordham Financial Management, Inc. Fordham Financial Management, Inc. received placement agent warrants to purchase 463,988 shares of our common stock as part of its compensation in connection with the placement. A designee of FFM, a registered broker-dealer, received placement agent warrants to purchase 45,300 shares of common stock. The 45,300 shares underlying these warrants are not being registered herewith. All placement agent warrants are exercisable at $3.125 per share expiring March 31, 2016. The placement agent warrants are in compliance with FINRA Rule 5110(f)(2)(h) inasmuch as these warrants have no demand or piggyback registration rights (except for the current registration of the underlying shares as set forth herein); the warrants expire no later than five years from the date of effectiveness; the anti-dilution terms of the Warrants do not allow the placement agent and related persons to receive additional shares or to exercise at a lower price than originally agreed upon at the time of the placement when the public shareholders have not been proportionally affected by a stock split, stock dividend, or other similar event; and the anti-dilution terms of the warrants do not allow the placement agent and related persons to receive or accrue cash dividends prior to the exercise of the warrants. In compliance with FINRA Rule 5110(g)(1), the placement agent warrants owned by Fordham Financial Management, Inc. are subject to a six-month lockup agreement from the date of effectiveness, with the exception of permitted transfers pursuant to FINRA Rule 5110(g)(2).

Lock-Up Agreements

We have agreed that we will not, subject to limited exceptions, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exercisable or exchangeable for any shares of our common stock, or (ii) enter into any swap or other arrangement that transfers, in whole or in part, any of the economic consequences associated with the ownership of any shares of common stock or any such other securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of common stock or such other securities, in case or otherwise, without the prior written consent of Fordham Financial Management for a period of 90 days after the date of this prospectus other than (A) any shares of our common stock issued upon the exercise of options granted under our stock option plan, (B) the grant or issuance of employee, consultant or director stock options under our stock option plan in existence at the date hereof, (C) the issuance of securities in connection with our acquisition of the securities, business, property or other assets of another person or entity, or pursuant to any employee benefit plans assumed by us in connection with any such acquisition, provided that the aggregate number of shares of common stock that we may sell or issue or agree to sell or issue pursuant to this clause (C) shall not exceed 10% of the total number of shares of common stock issued and outstanding immediately prior to the date of this prospectus, or (D) the issuance of securities in connection with joint ventures, commercial relationships or other strategic transactions, provided that, prior to any issuance we shall cause each recipient of such securities to execute and deliver a lock-up agreement to Fordham Financial Management. Notwithstanding the foregoing, if (1) during the last 17 days of the 90-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (2) prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Our executive officers and employees have agreed to substantially similar terms for a period through February 29, 2012 pursuant to individual lock-up agreements. Pursuant to the merger agreement with BioSciences, the BioSciences shareholders were required to agree to substantially similar restrictions for a period through December 31, 2011. The foregoing restrictions on sales will not apply to (A) shares of common stock or any other securities acquired in open market transactions; (B) transfers of shares of common stock or any other securities (i) to an immediate family member or a trust formed for the direct or indirect benefit of the director, officer or stockholder or an immediate family member of the director, officer or stockholder or (ii) by bona fide gift, will or intestacy; (C) if the stockholder is a business entity, distributions of shares of common stock or any other securities to (i) members, partners, shareholders or other equity owners of the stockholder, (ii) wholly-owned subsidiaries or any affiliates of the stockholder, or (iii) any business entity that is managed and governed by the same management company as the stockholder or any business entity that is controlled by, under common control with, managed or advised by the same management company or registered investment advisor (or an affiliate of such management company or registered investment advisor) as the stockholder; (D) if the stockholder is a trust, transfers of shares of common stock or any other securities to a trustor or beneficiary of the trust; provided that in the case of any transfer or distribution pursuant to clauses (B), (C) or (D), each transferee, donee or distributee shall execute and deliver to Fordham Financial Management a lock-up agreement; and provided, further, that in the case of any acquisition, transfer or distribution pursuant to clauses (A), (B), (C) or (D), no filing by any party (acquirer, donor, donee, transferor or transferee) under the Exchange Act, or other public announcement shall be required or shall be made voluntarily in connection with such acquisition, transfer or distribution (other than a filing on a Form 5, if such requirements then apply to our officers, directors or control persons), made after the expiration of the lock-up period referred to above); or (E) the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of common stock or any other securities, provided that such plan does not provide for the transfer of common stock during the restricted period and no public announcement or filing under the Exchange Act regarding the establishment of such plan shall be required of or voluntarily made by or on behalf of us or the director, officer or stockholder. Notwithstanding the foregoing, if (1) during the last 17 days of the applicable lock-up period referenced above, we issue an earnings release or material news or a material event relating to our company occurs; or (2) prior to the expiration of the applicable lock-up period referenced above, we announce that we will release earnings results during the 16-day period beginning on the last day of the applicable lock-up period referenced above, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Richardson & Patel, LLP, Los Angeles, California. A lawyer who is of counsel to Richardson & Patel, LLP holds options to acquire 75,000 shares of our common stock, and Richardson & Patel, LLP holds 20,880 shares of our common stock.

EXPERTS

The Ampio Pharmaceuticals, Inc. and subsidiaries consolidated financial statements as of December 31, 2010 and 2009 and for each of the two years in the period ended December 31, 2010 included in this prospectus have been so included in reliance on the report of Ehrhardt Keefe Steiner & Hottman PC, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The DMI BioSciences, Inc. financial statements as of September 30, 2010 and 2009 and for each of the two years in the period ended September 30, 2010 included in this prospectus have been so included in reliance on the report of Ehrhardt Keefe Steiner & Hottman PC, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock being offered. The registration statement, including the attached exhibits, contains additional relevant information about us and our common stock. This prospectus does not contain all of the information set forth in the registration statement and the exhibits thereto. The rules and regulations of the SEC allow us to omit from this prospectus certain information included in the registration statement.

For further information about us and our common stock, you may inspect a copy of the registration statement and the exhibits to the registration statement without charge at the offices of the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain copies of all or any part of the registration statement from the Public Reference Section of the SEC, 100 F Street, N.E., Washington, D.C. 20549 upon the payment of the prescribed fees.

You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements and other information that we and other public companies file electronically with the SEC. You can also inspect our registration statement and our other public filings on this website, and may review future filings we make with the SEC at this website.

INDEX TO FINANCIAL STATEMENTS

AMPIO PHARMACEUTICALS, INC.

AMPIO PHARMACEUTICALS, INC. AND SUBSIDIARIES

(A Development Stage Company)

Consolidated Balance Sheets

	March 31,	December 31,
	2011	2010
	(unaudited)
Assets
Current assets
Cash and cash equivalents	$4,558,669	$671,279
Prepaid expenses	124,486	60,534
Related party receivable	—	5,711

Total current assets	4,683,155	737,524

In-process research and development	7,500,000	—
Patents	500,000	—

	8,000,000	—

Total assets	$12,683,155	$737,524

Liabilities and Stockholders’ Equity (Deficit)

Accounts payable	$292,339	$464,453
Accrued salaries and other liabilities	512,687	526,733
Liability related to merger	574,000	—
Accrued interest	—	19,693
Related party payable	—	193,821
Senior convertible unsecured related party debentures	—	608,846
Senior unsecured mandatorily convertible debentures	—	2,133,743
Warrant derivative liability	633,062	398,671
Related party notes payable	—	400,000

Total current liabilities	2,012,088	4,745,960

Total liabilities	2,012,088	4,745,960

Commitments and contingencies (Note 7)

Stockholders’ equity (deficit)
Common Stock, par value $.0001 in 2011 and 2010; shares authorized - 100,000,000 shares in 2011 and 2010, shares issued and outstanding - 26,102,469 in 2011 and 17,107,036 in 2010	2,610	1,711
Additional paid-in capital	29,416,422	5,961,635

Issuances for promotion	—	(3,281)
Advances to stockholders	(150,183)	(150,183)
Deficit accumulated in the development stage	(18,597,782)	(9,818,318)

Total stockholders’ equity (deficit)	10,671,067	(4,008,436)

Total liabilities and stockholders’ equity (deficit)	$12,683,155	$737,524

The accompanying notes are an integral part of these financial statements

AMPIO PHARMACEUTICALS, INC. AND SUBSIDIARIES

(A Development Stage Company)

Consolidated Statements of Operations

(unaudited)

	Three Months Ended March 31, 2011	Three Months Ended March 31, 2010	December 31, 2008 (inception) through March 31, 2011
Expenses
Research and development	$632,952	$337,834	$3,675,456
General and administrative	1,604,407	1,141,173	6,778,893

Total operating expenses	2,237,359	1,479,007	10,454,349

Other (expense) income
Interest income	130	312	2,036
Interest expense	(8,358)	(2,959)	(29,317)
Unrealized loss on fair value of debt instruments	(5,585,422)	—	(5,547,911)
Derivative expense	(948,455)	—	(2,316,226)

Total other (expense) income	(6,542,105)	(2,647)	(7,891,418)

Net loss	$(8,779,464)	$(1,481,654)	$(18,345,767)

Weighted average number of common shares outstanding	18,025,851	13,098,367

Basic and diluted net loss per common share	$(0.49)	$(0.11)

The accompanying notes are an integral part of these financial statements.

AMPIO PHARMACEUTICALS, INC. AND SUBSIDIARIES

(A Development Stage Company)

Consolidated Statements of Stockholders’ Equity (Deficit)

	Series A Preferred Stock		Common Stock		Common Stock Subscribed	Additional Paid in Capital	Additional Issuances	Receivable from Stockholders	Deficit Accumulated During the Development Stage	Total Stockholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount
Balance—December 18, 2008 (date of inception)	—	$—	—	$—	$—	$—	$—	$—	$—	$—

Issuance of common stock to founder in December 2008	—	—	1,080,000	1,080	—	—	—	—	—	1,080
Issuance of common stock and assumption of liabilities in asset acquisition in March 2009	—	—	3,500,000	3,500	—	—	—	—	(252,015)	(248,515)
Issuance of Series A Preferred Stock in exchange for cancellation of a note payable in April 2009	163,934	164	—	—	—	199,836	—	—	—	200,000
Issuance of restricted common stock in exchange for cash in April 2009	—	—	7,350,000	7,350	—	—	—	—	—	7,350
Issuance of Series A Preferred Stock in exchange for cash in April and May 2009	913,930	914	—	—	—	1,114,106	—	—	—	1,115,020
Common stock subscribed in November and December 2009	—	—	—	—	170,003	—	—	—	—	170,003

Conversion of equity in reverse merger acquisition in March 2010	(1,077,864)	(1,078)	3,068,958	(10,430)	—	11,691	—	—	—	183
Common stock subscribed in March 2010	—	—	—	—	7,000	—	—	—	—	7,000
Issuance of common stock in exchange for cash in March and June 2010, net of offering costs of $350,000	—	—	1,078,078	108	(177,003)	1,536,522	—	—	—	1,359,627
Issuance of common stock for services	—	—	1,030,000	103	—	1,802,397	(3,281)	—	—	1,799,219
Stock-based compensation	—	—	—	—	—	1,297,083	—	—	—	1,297,083
Loans to shareholders	—	—	—	—	—	—	—	(150,183)	—	(150,183)
Net loss	—	—	—	—	—	—	—	—	(9,566,303)	(9,566,303)

Balance—December 31, 2010	—	—	17,107,036	1,711	—	5,961,635	(3,281)	(150,183)	(9,818,318)	(4,008,436)

Stock-based compensation (unaudited)	—	—	13,635	1	—	787,009	—	—	—	787,010
Issuance of common stock for services (unaudited)	—	—	—	—	—	—	3,281	—	—	3,281
Conversion of debentures (unaudited)	—	—	1,281,852	128	—	9,423,947	—	—	—	9,424,075
Shares issued (unaudited)	—	—	1,714	—	—	3,000	—	—	—	3,000
Net exercise of options (unaudited)	—	—	20,880	2	—	—	—	—	—	2
Issuance of common stock in merger of DMI BioSciences, Inc. (unaudited)	—	—	5,167,905	517	—	7,852,220	—	—	—	7,852,737
Issuance of common stock in exchange for cash in March, net of offering costs of $1,307,413 (unaudited)	—	—	2,509,447	251	—	5,388,611	—	—	—	5,388,862
Net loss (unaudited)									(8,779,464)	(8,779,464)

Balance—March 31, 2011 (unaudited)	—	$—	26,102,469	$2,610	$—	$29,416,422	$—	$(150,183)	$(18,597,782)	$10,671,067

The accompanying notes are an integral part of these financial statements

AMPIO PHARMACEUTICALS, INC. AND SUBSIDIARIES

(A Development Stage Company)

Consolidated Statements of Cash Flows

(unaudited)

	Three Months Ended March 31, 2011	Three Months Ended March 31, 2010	December 18, 2008 (inception) through March 31, 2011
Cash flows from operating activities:
Net loss	$(8,779,464)	$(1,481,654)	$(18,345,767)
Common stock issued for services	30,000	650,417	1,829,219
Stock-based compensation expense	760,291	—	2,057,374
Derivative expense	948,455	—	2,316,226
Unrealized loss on fair value of debt instruments	5,585,422	—	5,547,911
Adjustments to reconcile net loss to cash used in operating activities:
Decrease (increase) in prepaid expenses	(63,952)	(10,431)	(124,486)
Decrease (increase) in related party receivable	5,711	(2,536)	—
Increase (decrease) in related party payable	(84,032)	—	109,789
Increase (decrease) in accounts payable	(172,114)	133,521	292,339
Increase (decrease) in accrued salaries and other	(14,046)	52,707	512,687
Increase (decrease) in accrued interest payable	(2,745)	2,959	16,948

Net cash used in operating activities	(1,786,474)	(655,017)	(5,787,760)

Cash used in financing activities:
Proceeds from related party notes payable and debentures	382,000	—	2,593,000
Proceeds from sale of common stock	5,391,864	1,284,377	6,759,921
Proceeds from common stock subscribed	—	7,000	177,003
Proceeds from sales of series A preferred stock	—	—	1,115,020
Advances made to shareholders	—	(150,183)	(150,183)
Payment of liabilities assumed in asset purchase or merger	—	—	(48,515)
Payment of related party notes	(100,000)	—	(100,000)
Transfer of funds into escrow	—	(125,000)	—
Increase in cash from acquisition or merger	—	183	183

Net cash provided by financing activities	5,673,864	1,016,377	10,346,429

Net change in cash and cash equivalents	3,887,390	361,360	4,558,669
Cash and cash equivalents at beginning of period	671,279	71,983	—

Cash and cash equivalents at end of period	$4,558,669	$433,343	$4,558,669

Supplementary cash flow information:
Interest paid	$11,103	$—	$11,103
Income taxes paid	$—	$—	$—

Non cash transactions:
Note payable assumed in asset purchase, recorded as a distribution	$—	$—	$200,000
Accounts payable assumed in asset purchase, recorded as a distribution	$—	$—	$48,515
Conversion of notes payable to Series A preferred stock	$—	$—	$200,000
Common stock issued for common stock subscriptions received	$—	$170,003	$177,003
Stock based compensation expense	$—	$1,802,397	$1,802,500
Common stock issued for DMI BioScience, Inc. merger	$7,852,737	$—	$7,852,737
Conversion of debentures to common stock	$9,424,075	$—	$9,424,075
Warrant compensation from common stock offering costs	$422,657	$—	$422,657

The accompanying notes are an integral part of these financial statements

AMPIO PHARMACEUTICALS, INC. AND SUBSIDIARIES

(A Development Stage Company)

Notes to Consolidated Financial Statements

(unaudited)

Note 1—Business, Basis of Presentation and Merger

These financial statements represent the consolidated financial statements of Ampio Pharmaceuticals, Inc. (Ampio or the Company), formerly known as Chay Enterprises, Inc. (Chay), and its wholly owned subsidiaries, DMI Life Sciences, Inc. (Life Sciences), DMI Acquisition Corp. and DMI BioSciences, Inc. (BioSciences). These financial statements should be read in conjunction with Ampio’s financial statements for the year ended December 31, 2010, which included all disclosures required by generally accepted accounting principles. The results of operations for the period ended March 31, 2011 are not necessarily indicative of expected operating results for the full year. Ampio is engaged in developing innovative, proprietary pharmaceutical drugs and diagnostic products for metabolic disease, eye disease, kidney disease, inflammation and male sexual dysfunction.

Life Sciences was incorporated in the state of Delaware on December 18, 2008 and did not conduct any business activity until April 16, 2009, at which time Life Sciences purchased certain assigned intellectual property (including 107 patents and pending patent applications), business products and tangible property from BioSciences. Life Sciences issued 3,500,000 shares of its common stock to BioSciences, and assumed certain liabilities, as consideration for the assets purchased from BioSciences. The assets Life Sciences acquired from BioSciences had a carrying value of zero, as BioSciences had expensed all of the research and development costs it incurred with respect to the intellectual property purchased by Life Sciences.

On March 2, 2010, Life Sciences merged with Chay Acquisitions, a wholly-owned subsidiary of Chay Enterprises, Inc., a public company (the Merger). Chay issued 15,068,942 shares of common stock to acquire Life Sciences, which resulted in the stockholders of Life Sciences owning approximately 95.7% of Chay’s outstanding common stock after the consummation of the Merger and before taking into account the issuance of 1,325,000 additional shares of common stock as described in Note 10—Related Party Transactions. In conjunction with the Merger, Chay purchased 263,624 shares of its common stock from the Chay Control Shareholders for $150,000 in cash.

As a result of the Merger, Life Sciences became a wholly owned subsidiary of Chay. For accounting purposes, the Merger was treated as a reverse acquisition with Life Sciences as the acquirer and Chay as the acquired party. As a result, the business and financial information included in the report is the business and financial information of Life Sciences. The accumulated deficit of Chay has been included in additional paid-in capital. Subsequent to the Merger, Chay Enterprises, Inc. was renamed Ampio Pharmaceuticals, Inc.

On March 23, 2011, Ampio acquired BioSciences. Its principal asset consisted of the worldwide rights to Zertane, as to which BioSciences held 32 issued patents and 31 pending patent applications. Zertane is a repurposed drug to treat male sexual dysfunction pertaining to premature ejaculation (PE) in men. See Note 3 for terms of the merger.

As Ampio’s activities to date have been primarily research and development and raising capital, and Ampio does not yet have revenue, Ampio is considered to be in the development stage.

Note 2—Summary of Significant Accounting Policies

Principals of Consolidation

These financial statements include the accounts of Ampio and its wholly owned subsidiaries. All material intercompany transactions and balances have been eliminated.

Cash and Cash Equivalents

Ampio considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents consist primarily of money market investments. Ampio’s investment policy is to preserve principal and maintain liquidity and its primary investments are currently in money market funds.

Patents

Costs of establishing patents consisting of legal fees paid to third parties are expensed as incurred. The value ($500,000) of the Zertane patents acquired in connection with the March 2011 acquisition of BioSciences will be amortized over the remaining U.S. patent lives of approximately 11 years.

In-Process Research and Development

Ampio allocated $7,500,000 of the BioSciences purchase price to in-process research and development. In-process research and development will be evaluated as to its future development potential or expensed if abandoned. We will periodically assess the fair value of the in-process research and development and recognize an impairment if the carrying value exceeds the fair value.

Use of Estimates

The preparation of financial statements in accordance with Generally Accepted Accounting Principles in the United States (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts assets and liabilities, disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Significant items subject to such estimates and assumptions include the fair value of in-process research and development, patents, warrant derivative liability, hybrid debt instruments, valuation allowances, deferred income tax assets and stock-based compensation. Actual results could differ from these estimates.

Derivatives

Ampio accounted for hybrid financial instruments (debentures with embedded derivative features—conversion options, down-round protection and mandatory conversion provisions) and related warrants by recording the fair value of each hybrid instrument in its entirety and recording the fair value of the warrant derivative liability. The fair value of the hybrid financial instruments and related warrants was calculated using a binomial-lattice-based valuation model. The fair value of warrants issued in connection with the common stock offerings was valued using a Black-Scholes option pricing model. Ampio recorded a derivative expense at the inception of each instrument reflecting the difference between the fair value and cash received. Changes in the fair value in subsequent periods were recorded as unrealized gain or loss on fair value of debt instruments for the hybrid financial instruments and to derivative income or expense for the warrants. Accounting for hybrid financial instruments and derivatives is discussed more fully in Note 4—Short Term Debt/Debenture Conversion.

Income Taxes

Ampio uses the liability method for accounting for income taxes. Under this method, Ampio recognizes deferred assets and liabilities based on the differences between the tax basis of assets and liabilities and their reported amounts in the financial statements that will result in taxable or deductible amounts in future years. Ampio establishes a valuation allowance for all deferred tax assets for which there is uncertainty regarding realization. In that we are a development stage company and it is more likely than not that deferred taxes will not be realized, a full valuation allowance has been provided.

Net Loss per Common Share

Basic and diluted loss per share was the same for all periods presented. Although there were common stock equivalents of 4,000,026 shares outstanding at March 31, 2011, consisting of stock options and warrants, the common stock equivalents were not included in the calculation of net loss per share because they would have been anti-dilutive. There were no common stock equivalents outstanding at March 31, 2010.

Stock-Based Compensation

Ampio accounts for share based payments by recognizing compensation expense based upon the estimated fair value of the awards on the date of grant. Ampio determines the estimated grant fair value using the Black-Scholes option pricing model and recognizes compensation costs ratably over the vesting period using the straight-line method.

Research and Development

Research and development costs are expensed as incurred.

Note 3—Acquisition of DMI BioSciences

On March 23, 2011, Ampio acquired all of the outstanding stock of BioSciences for 8,667,905 shares of Ampio common stock, or the “merger stock.” Ampio acquired BioSciences in order to obtain all rights to Zertane, BioSciences’ male sexual dysfunction drug for PE. The business combination occurred following the satisfaction or waiver of all conditions to closing. As called for in the merger agreement, Ampio issued 405,066 shares of merger stock to holders of BioSciences in-the-money stock options and warrants, 500,000 shares of merger stock to holders of two BioSciences promissory notes in extinguishment of the notes, and placed 250,000 shares of merger stock in an indemnification escrow until December 31, 2011. The remaining 7,512,839 shares of merger stock were issued to the holders of BioSciences common stock pro-rata, subject to receipt from each such stockholder of a signed lock-up agreement under which each agreed, or will agree, not to sell, pledge or hypothecate the merger stock until on or after December 31, 2011 or, in the case of executive officers or directors of BioSciences and executive officers of Ampio, until February 29, 2012. As required by the merger agreement, at the closing BioSciences donated back to Ampio’s capital 3,500,000 shares of Ampio common stock formerly owned by BioSciences. Ampio separately issued 212,693 options in replacement of 250,850 Biosciences options that were “out-of-the-money” as of the date of execution of the merger agreement.

As a component of the purchase price, Ampio recorded a liability of $574,000 to reflect the potential settlement with three “in-the-money” option holders that threatened litigation to have their BioSciences options carried over versus being issued Ampio stock in exchange for these options. The dispute involves 263,000 options that were converted to 98,416 shares of Ampio common stock. The liability is estimated based on a fair value calculation of the difference between the Ampio stock trading price and the value of Ampio options using the Black-Sholes option price model with an exercise price of $0.90. A verbal agreement was reached to settle the dispute on May 5, 2011. See Note 11 – Subsequent Events.

The following table summarizes the amounts of estimated fair value of net assets acquired and liabilities assumed at the acquisition date:

Notes receivable from Ampio	$300,000
Non-interest bearing advances and accrued interest receivable from Ampio	127,000
In-process research and development	7,500,000
Patents	500,000
Liabilities	(574,000)

$7,853,000

BioSciences had Net Operating Loss (NOL) carryforwards for federal and state income tax purposes of approximately $11,200,000 which expire from 2016 through 2030. Under the provisions of the Internal Revenue Code, substantial changes in BioSciences ownership may result in limitations on the amount of the NOL carryforwards which can be utilized in future years. Ampio provided a full valuation allowance against BioSciences’ $4,600,000 deferred tax asset (primarily associated with the NOL carryforwards), based on the weight of available evidence, both positive and negative, which indicated that it is more likely than not that such benefits will not be realized.

Note 4—Short Term Debt / Debenture Conversion

Related Party Notes Payable

As of December 31, 2010, Ampio had $300,000 in related party notes payable to BioSciences, Inc. (BioSciences) and $100,000 to a director. The related party notes payable and accrued interest owed to BioSciences were eliminated in consolidation subsequent to the acquisition of BioSciences. The $100,000 related party note payable to a director was repaid together with accrued interest of $8,219 on March 31, 2011.

Senior Convertible Unsecured Related Party Debentures

On February 28, 2011, the holders of the Senior Convertible Unsecured Debentures with related parties (the Related Party Debentures) converted principal and accrued interest receivable of $430,000 and $18,102, respectively, into 256,058 shares of common stock a $1.75 per share.

Ampio issued additional warrants in the first quarter of 2011 to purchase 2,069 shares of common stock in connection with the accrued interest associated with the Related Party Debentures. The warrants expire on December 31, 2013. The exercise price became fixed at $1.75 per share on March 31, 2011. The warrants are subject to adjustment for recapitalization events. The warrants are described more fully in Note 8—Common Stock.

Senior Unsecured Mandatorily Redeemable Debentures

Ampio issued Senior Unsecured Mandatorily Redeemable Debentures (the Redeemable Debentures) with a face value of $382,000 between January 20, 2011 and January 31, 2011 on the same terms as the Redeemable Debentures with a face value of $1,381,000 issued between October 22, 2010 and December 29, 2010. The holders of the Redeemable Debentures converted principal and accrued interest totaling $1,763,000 and $32,146, respectively into 1,025,794 shares of common stock on February 28, 2011.

Ampio issued additional warrants to purchase 43,657 shares of common stock in connection with the sale of Redeemable Debentures in January 2011. Ampio also issued warrants to purchase 3,674 shares of common stock in satisfaction of the accrued interest on the Redeemable Debentures issued in 2010 and 2011. The warrants issued in connection with the Redeemable Debentures have an expiration date of December 31, 2013. The exercise price of the warrants has been set at $1.75. The warrants are subject to adjustment for recapitalization events. The warrants are described more fully in Note 8—Common Stock.

Accounting for the Financings

Because the economic characteristics and risks of the equity-linked conversion options are not clearly and closely related to a debt-type host, the conversion features require classification and measurement as a derivative financial instrument. The other embedded derivative features (down round protection feature and mandatory conversion provision) were also not considered clearly and closely related to the host debt instrument. Further, these features individually were not afforded the exemption normally available to derivatives indexed to a company’s own stock. Accordingly, Ampio’s evaluation resulted in the conclusion that a compound derivative financial instrument requires bifurcation and liability classification, at fair value. The compound derivative financial instrument consists of (i) the embedded conversion feature, (ii) down round protection feature and (iii) mandatory conversion provision. Current standards contemplate that the classification of financial instruments requires evaluation at each report date.

GAAP provides an election wherein companies that issue financial instruments with embedded features that require bifurcation may elect, as an alternative to bifurcation, fair value measurement of the hybrid financial instrument in its entirety. After reviewing all circumstances surrounding the issuance and impending redemptions or conversions, Ampio elected the alternative and recorded the Senior Convertible Debentures at fair value.

Ampio also concluded that the Warrants, which are derivatives by definition, did not meet the principal exemption to liability classification and measurement. Generally, freestanding financial instruments such as the Warrants that are both indexed to a company’s own stock and classified in stockholders’ equity under certain conditions are exempt from derivative classification and measurement standards. The Warrants did not meet the definition of indexed to a company’s own stock on the inception date because the exercise price was subject to adjustment. The Warrants also did not meet all of the eight conditions for classification in stockholders’ equity. Accordingly, the Warrants are classified as a liability and subject to the classification and measurement standards for derivative financial instruments.

The following table reflects the allocation of the tranche of Redeemable Debentures and related warrants purchased in January, 2011 and the warrants issued in February 2011 in connection with accrued interest on the Related Party Debentures and the Redeemable Debentures:

	Redeemable Debentures (a)	Accrued Interest (b)
Purchase price allocation
Hybrid debt instruments	$1,096,064	—
Warrants	211,073	233,933
Derivative loss, included in derivative expense	(925,137)	(233,933)

	$382,000	$—

Notes:

(a)	Issuance dates were between January 20 and January 31, 2011.
(b)	Issuance date was February 28, 2011.

Note 5—Derivative Financial Instruments

The components of warrant derivative liability as reflected in the balance sheet as of March 31, 2011:

	Warrant Shares	Fair Value
Ampio’s financings giving rise to derivative financial instruments:
Warrants (dates correspond to hybrid financing):
Tranche 1—August 10, 2010	51,215	$129,966
Tranche 2—October 22, 2010—October 29, 2010	24,625	59,931
Tranche 3—November 12, 2010—November 29, 2010	122,968	300,064
Tranche 4—December 13, 2010—December 29, 2010	13,686	33,711
Tranche 5—January 20, 2011—January 31, 2011	43,895	109,390

	256,389	$633,062

Both the warrants and the conversion options embedded in the hybrid debt instruments were valued using a binomial-lattice-based valuation model. The lattice-based valuation technique was utilized because it embodies all of the requisite assumptions (including the underlying price, exercise price, term, volatility, and risk-free interest-rate) that are necessary to fair value these instruments. For forward contracts that contingently require net-cash settlement as the principal means of settlement, Ampio projects and discounts future cash flows applying probability-weighting to multiple possible outcomes. Estimating fair values of derivative financial instruments requires the development of significant and subjective estimates that may, and are likely to, change over the duration of the instrument with related changes in internal and external market factors. In addition, option-based techniques are highly volatile and sensitive to changes in the trading market price of Ampio’s common stock, which has a high-historical volatility.

Since derivative financial instruments are initially and subsequently carried at fair value, Ampio’s income will reflect the volatility in these estimates and assumption changes.

The following table summarizes the effects on Ampio’s unrealized (gain) loss associated with hybrid debt instruments recorded at fair value by type of financing for the three months ended March 31, 2011:

Warrants (dates corresponding to financing)
Tranche 1—August 10, 2010	$81,209
Tranche 2—October 22, 2010—October 29, 2010	5,946
Tranche 3—November 12, 2010—November 29, 2010	28,715
Tranche 4—December 13, 2010—December 29, 2010	9,131
Tranche 5—January 20, 2011—January 31, 2011	(101,683)

23,318

Day-one derivative expense:
Tranche 5—January 20, 2011—January 31, 2011	925,137

$948,455

The following table summarizes the effects of Ampio’s unrealized loss associated with hybrid financial instruments recorded at fair value by type for the three months ended March 31, 2011:

Tranche 1—August 10, 2010	$1,245,707
Tranche 2—October 22, 2010—October 29, 2010	578,744
Tranche 3—November 12, 2010—November 29, 2010	2,901,987
Tranche 4—December 13, 2010—December 29, 2010	330,829
Tranche 5—January 20, 2011—January 31, 2011	528,155

$5,585,422

The following table summarizes activity in the warrant liability during the three months ended March 31, 2011:

Balance December 31, 2010	$398,671

Day-one derivative expense related to warrants in tranche 5—January 20, 2011—January 31, 2011 of hybrid financing	211,073
Increase in fair value of 256,389 warrants	23,318

Balance March 31, 2011	$633,062

Note 6—Fair Value Considerations

Ampio’s financial instruments include cash and cash equivalents, prepaid expenses, accounts payable, accrued salaries, accrued interest payable, related party payable, related party notes payable, senior convertible unsecured related party debentures, senior unsecured mandatorily convertible debentures (hybrid debt instruments, which include embedded derivative features) and warrant derivative liability. The carrying amounts of cash and cash equivalents, prepaid expenses, accounts payable, accrued salaries, accrued interest payable, related party payable, and related party notes payable approximate their fair value due to their short maturities. Derivative financial instruments, as defined by GAAP, consist of financial instruments or other contracts that contain a notional amount and one or more underlying (e.g. interest rate, security price or other variable), require no initial net investment and permit net settlement. Derivative financial instruments may be free-standing or embedded in other financial instruments. Further, derivative financial instruments are initially, and subsequently, measured at fair value and recorded as liabilities or, in rare instances, assets, with changes in fair value recorded in earnings.

Ampio generally does not use derivative financial instruments to hedge exposures to cash-flow, market or foreign-currency risks. However, Ampio has entered into certain other financial instruments and contracts, such as Ampio’s secured convertible debenture and warrant financing arrangements that are either (i) not afforded equity classification, (ii) embody risks not clearly and closely related to host contracts, or (iii) may be net-cash settled by the counterparty. As required by GAAP, these instruments are required to be carried as derivative liabilities, at fair value, in Ampio’s financial statements. However, Ampio may elect fair value measurement of the hybrid financial instruments, on a case-by-case basis, rather than bifurcate the derivative. Ampio believes that fair value measurement of the hybrid convertible debenture financing arrangements provide a more meaningful presentation. See Note 5—Derivative Financial Instruments for additional information about derivative financial instruments.

Authoritative guidance defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date. The guidance establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of Ampio. Unobservable inputs are inputs the reflect Ampio’s assumptions of what market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on reliability of the inputs as follows:

Level 1:	Inputs that reflect unadjusted quoted prices in active markets that are accessible to us at the measurement date for identical assets or liabilities;

Level 2:	Inputs include quoted prices for similar assets and liabilities in active or inactive markets or that are observable for the asset or liability either directly or indirectly; and

Level 3:	Unobservable inputs that are supported by little or no market activity.

Ampio’s assets and liabilities which are measured at fair value are classified in their entirety based on the lowest level of input that is significant to their fair value measurement. Ampio’s policy is to recognize transfers in and/or out of fair value hierarchy as of the date on which the event or change in circumstances caused the transfer.

The following table presents Ampio’s financial assets and liabilities that were accounted for at fair value on a recurring basis as of March 31, 2011 and December 31, 2010, by level within the fair value hierarchy:

	Fair Value Measurements Using
	Level 1	Level 2	Level 3	Total
March 31, 2011
ASSETS
Money market funds (included in cash and cash equivalents)	$3,783,716	$—	$—	$3,783,716

LIABILITIES
Warrant derivative liabilities	—	—	633,062	633,062

December 31, 2010
ASSETS
Money market fund (included in cash and cash equivalents)	$168,876	$—	$—	$168,876

LIABILITIES
Hybrid debt instruments	—	—	2,133,743	2,133,743
Warrant derivative liabilities	—	—	398,671	398,671

The warrant derivative liability for the warrants associated with debt was valued using the binomial lattice-based valuation methodology because that model embodies all of the relevant assumptions that address the features underlying these instruments. Significant assumptions were as follows as of March 31, 2011:

Exercise price	$1.75
Volatility	205%
Equivalent term (years)	2.37 - 2.82
Risk-free interest rate	1.29%

The warrant derivative liability for the warrants associated with debt was valued using the binomial lattice-based valuation methodology because that model embodies all of the relevant assumptions that address the features underlying these instruments. Significant assumptions were as follows as of the inception dates:

Exercise price	$1.75
Volatility	205%
Equivalent term (years)	2.47 - 2.92
Risk-free interest rate	1.29%

The following table sets forth a reconciliation of changes in the fair value of financial liabilities classified as Level 3 in the fair valued hierarchy:

	Derivative and Hybrid Debt Insturments
	2011	2010
Balance as of January 1	$(3,141,260)	$—
Total losses (realized or unrealized)
Included in earnings	(6,533,877)
Debenture conversions	9,424,075
Debenture issuances	(382,000)

Balance as of March 31	$(633,062)	$—

Note 7—Commitments and Contingencies

Ampio entered into a clinical research agreement with a hospital and a physician investigator, (collectively, the Parties) effective April 1, 2010. Under the terms of the clinical research agreement, Ampio agreed to fund and support a clinical trial to a minimum of $657,000 based up on a budget to be agreed upon by the Parties. Ampio has made payments to the hospital of $100,000 through March 31, 2011. The clinical research agreement will remain in full force until the clinical trial is completed or until terminated by one of the Parties. In conjunction with the clinical trial, Ampio entered into a master services agreement with a pharmaceutical contract research organization to provide data management and statistical services for a total of $134,415, of which Ampio paid $12,500 in 2010 and $10,087 in the three months ended March 31, 2011.

Ampio entered into clinical research agreements to begin clinical trials in Australia. Ampio has agreed to contracts calling for total payments of $80,350 of which $23,584 had been paid at March 31, 2011.

During August 2010, Ampio entered into employment agreements with three of its officers. Under the employment agreements, the officers are collectively entitled to receive $571,000 in annual salaries. Upon completion of a financing of $5,000,000 or more, the annual salaries will collectively increase to $825,000. With the completion of the private placement as indicated in Notes 8 and 11, these salaries were increased effective April 1, 2011. The employment agreements have terms of three years.

Ampio entered into a Sponsored Research Agreement with Trauma Research LLC, a related party, in September 2009. Under the terms of the Sponsored Research Agreement, Ampio is to provide personnel and pay for leased equipment. The Sponsored Research Agreement may be terminated without cause by either party on 180 days notice. Obligations under the Sponsored Research Agreement are as follows:

2011	$197,813
2012	263,750
2013	263,750
2014	175,833

$901,146

Ampio leases its offices under a non-cancellable operating lease expiring in 2011. The remaining obligation under this non-cancellable operating lease is $17,956.

Note 8—Common Stock

Capital Stock

At March 31, 2011 and December 31, 2010, Ampio had 100,000,000 shares of common stock authorized with a par value of $0.0001 per share, and 10,000,000 shares of preferred stock authorized with a par value of $0.0001 per share.

Private Placement Offering

On March 31, 2011, Ampio closed the first round of a private placement of its common stock. A total of 2,509,447 shares of common stock were issued on March 31, 2011, resulting in gross proceeds of $6,273,618, of which the Company received net proceeds of $5,388,862, after placement agent commissions, non-accountable expenses and other offering costs. The placement agent also received 250,944 warrants in connection with the closing valued at $422,657 which amount has been included in total offering costs in the statement of change in stockholders’ equity (deficit). See Note 11—Subsequent Events regarding the April 2011 completion of the private placement offering.

Capital Transactions

Life Sciences issued 1,080,000 shares of Common Stock to its founder in December 2008 at a value of $.001 per share.

Life Sciences issued 3,500,000 shares of Common Stock to BioSciences in April 2009 in connection with an Asset Purchase Agreement. Under the terms of the agreement, Life Sciences acquired office and lab equipment, cell lines and intellectual property including patents and license agreements. While Life Sciences valued those assets in excess of $300,000, for financial reporting purposes the assets and liabilities have been recorded at predecessor cost. In conjunction with the asset purchase, Life Sciences recorded a distribution of $252,015 to reflect liabilities assumed. Included in the assumed liabilities was a $200,000 note payable to Life Sciences’ founder. The note payable was converted into 163,934 shares of Series A preferred stock at a value of $1.22 per share.

Life Sciences issued 7,350,000 shares of restricted Common Stock to its directors, officers and employees in exchange for $7,350 in cash in April 2009. The restricted common stock is subject to vesting as set forth below under Restricted Common Stock.

Life Sciences issued 913,930 shares of Series A Preferred Stock in April and May 2009 in exchange for $1,115,020 in cash.

Life Sciences received $170,003 in December 2009 in connection with a private placement for the purchase of 97,144 shares of common stock. Life Sciences had not issued the shares as of December 31, 2009 and therefore recorded the proceeds as a liability. The shares were issued in 2010.

As set forth in Note 1—Business, Basis of Presentation and Merger, Life Sciences and Chay completed a reverse merger in March 2010, and Chay changed its name to Ampio Pharmaceuticals, Inc. In conjunction with the Merger, Life Sciences’ Series A Preferred Stock was automatically converted into common stock. As result of the Merger, related stock transactions and the conversion of Series A Preferred Stock, Ampio common stock outstanding increased by 3,068,958 shares.

Ampio issued 1,078,078 shares of common stock in March and April, 2010 for $1,536,630 in cash (net of $350,000 in offering costs), of which $7,000 had been received in March 2010 and $170,003 had been received in 2009 and was initially classified as common stock subscribed.

Ampio issued 1,030,000 shares of common stock in January, February and March 2010 in exchange for services. The shares were recorded at their fair value, $1.75 per share or $1,802,500. Ampio recorded $1,799,219 as expense in 2010—see Note 9—Stock Based Compensation. The remaining $3,281 is reflected as a deferred charge in stockholders’ equity, and will be recognized into expense as the services are provided.

As further discussed in Note 3—Acquisition of DMI BioSciences, 8,667,905 shares of Ampio common stock were issued on March 23, 2011. At that time, the 3,500,000 shares issued in April, 2009 to BioSciences in connection with the asset purchase were surrendered back to Ampio for cancellation.

Restricted Common Stock

Total shares of 7,350,000 owned by Ampio’s employees are restricted. One third of the restricted shares vested on the date of grant, April 17, 2009. The remaining two thirds vest on a monthly basis between the first and second anniversaries of the date of grant. Vesting is subject to acceleration upon achieving certain milestones. See Note 11 - Subsequent Events.

Equity Incentive Plan

Ampio adopted a stock plan in March 2010. During August of 2010, the number of shares of common stock reserved for issuance to officers, directors, employees and consultants through various means, including incentive stock options, non-qualified stock options, restricted stock grants, and other forms of equity equivalents, was increased from 2,500,000 to 4,500,000. Ampio granted options to purchase 2,930,000 shares in August of 2010, of which 1,820,000 vested immediately, and the remaining 1,110,000 options vest annually over two years. During the three months ended March 31, 2011, an additional 375,000 options were issued, all of which vested immediately.

Ampio has computed the fair value of all options granted using the Black-Scholes option pricing model. In order to calculate the fair value of the options, certain assumptions are made regarding components of the model, including the estimated fair value of the underlying common stock, risk-free interest rate, volatility, expected dividend yield, and expected option life. Changes to the assumptions could cause significant adjustments to valuation. Ampio estimated a volatility factor utilizing a weighted average of comparable published volatilities of peer companies. Due to the small number option holders, Ampio has estimated a forfeiture rate of zero. Ampio estimates the expected term based on the average of the vesting term and the contractual term of the options. The risk free interest rate is based on the U.S. Treasury yield in effect at the time of the grant for treasury securities of similar maturity. Accordingly, Ampio has computed the fair value of all options granted during the three months ended March 31, 2011 using the following assumptions:

Expected volatility	73%
Risk free interest rate	2.24%
Expected term (years)	5
Dividend yield	0%

Stock option activity is as follows:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life
Outstanding at December 31, 2010	2,930,000	$1.13
Granted	375,000	$2.47
Exercised	(25,000)	$1.03
Issued in connection with BioSciences merger	212,693	$2.24

Outstanding at March 31, 2011	3,492,693	$1.34	6.69

Exercisable at March 31, 2011	2,382,693	$1.49	6.69

The weighted average grant date fair value of options was $1.34. Ampio recognized stock-based compensation expense of $760,291 related to stock options during the three months ended March 31, 2011 and $2,057,374 from Inception to March 31, 2011. As of March 31, 2011, Ampio had $488,865 of unrecognized compensation costs from options granted under the plan to be recognized over a weighted average remaining period of 1.37 years.

Warrants

The 250,944 warrants issued in connection with the common stock financing were valued at $422,657 using the Black-Scholes option pricing model. In order to calculate the fair value of the warrants, certain assumptions were made regarding components of the model, including the closing price of the underlying common stock, risk-free interest rate, volatility, expected dividend yield, and expected life. Changes to the assumptions could cause significant adjustments to valuation. Since the expected life of five years was significantly longer than Ampio’s stock trading history, Ampio estimated a volatility factor utilizing a weighted average of comparable published volatilities of peer companies. The risk-free interest rate is based on the U.S. Treasury yield in effect at the time of the grant for treasury securities of similar maturity.

The offering costs and the additional paid-in capital for the warrants associated with the common stock offering was valued using the Black-Scholes valuation methodology because that model embodies all of the relevant assumptions that address the features underlying these instruments. Significant assumptions were as follows as of the warrant inception date (March 31, 2011):

Exercise price	$1.75
Volatility	73%
Equivalent term (years)	5.00
Risk-free interest rate	2.24%

Ampio issued warrants in 2011 in conjunction with its Redeemable Debentures and with the Private Placement as follows:

	Number of Warrants	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life
Outstanding December 31, 2010	206,973	$1.750
Warrants issued to Debenture holders	49,416	$1.750
Warrants issued in connection with Private Placement	250,944	$3.125

Outstanding March 31, 2011	507,333	$2.430	3.87

The exercise price of the warrants associated with Related Party Debentures and the Redeemable Debentures was fixed at $1.75 per share. The warrants expire on December 31, 2013.

The Warrants issued to Debenture holders in the three months ended March 31, 2011 were associated with the $382,000 January 2011 tranche of Redeemable Debentures and in conjunction with accrued interest.

The Warrants issued in connection with Private Placement were part of the offering costs associated with the sale of Common Stock in the three months ended March 31, 2011 and were issued with a $3.125 exercise price.

Note 9—Stock-Based Compensation

Stock-based compensation related to common stock issued to third party vendors in exchange for services was included in general and administrative expenses in the statement of operations as set forth in the table below. The common stock was recorded at its fair value at the dates Ampio became obligated to issue the shares, and is recognized as expense as the services are provided. Stock-based compensation expense related to the fair value of stock options was included in the statement of operations as research and development expenses and general and administrative expenses as set forth in the table below. Ampio determined the fair value as of the date of grant using the Black-Scholes option pricing method and expenses the fair value ratably over the vesting period.

The following table summarizes stock-based compensation expense for the three months ended March 31, 2011 and 2010:

	2011	2010
Research and development expenses
Stock options	$57,000	$—
General and administrative expenses
Common stock issued for services	30,000	650,000
Stock options	703,000

	$790,000	$650,000

Note 10—Related Party Transactions

In April 2009, Life Sciences (Ampio) issued 3,500,000 shares of its common stock to BioSciences, in connection with Life Sciences’ purchase of certain of BioSciences’ assets. Under the terms of the agreement, Life Sciences acquired office and lab equipment, cell lines and intellectual property including patents and license agreements. In conjunction with the asset purchase, Life Sciences recorded a distribution of $252,015 to reflect liabilities assumed. Included in the assumed liabilities was a $200,000 note payable to Life Sciences’ founder, Michael Macaluso. The 3,500,000 shares of Life Sciences (Ampio) common stock were surrendered to Ampio by BioSciences in connection with the BioSciences merger.

As of December 31, 2009, Life Sciences had $100,000 in notes payable to Mike Macaluso, Life Sciences’ founder, and $100,000 payable to BioSciences. The related party notes payable are unsecured, bear interest at 6% and initially were to mature on April 30, 2010. These notes were extended through September 2, 2010, and additional borrowings of $200,000 were made by Ampio from BioSciences in the three months ended June 30, 2010, bringing the total amount owed by Ampio to BioSciences to $300,000. The note evidencing the foregoing borrowing from Mr. Macaluso was paid in conjunction with the closing of the private placement on March 31, 2011 as discussed in Note 8—Private Placement Offering. The $300,000 owed to BioSciences was eliminated with the merger in the three months ended March 31, 2011.

In October and November 2010, Ampio borrowed $215,971 from BioSciences in non interest bearing advances. As of December 31, 2010, non-interest bearing advances from BioSciences totaled $193,821. This amount was eliminated with the merger in the three months ended March 31, 2011.

Ampio has license agreements with the Institute for Molecular Medicine, Inc. a nonprofit research organization founded by Dr. Bar-Or, who also serves as its executive director. The license agreements were assigned to Life Sciences as a part of the asset purchase from BioSciences. Under the license agreements, Ampio pays the costs associated with maintaining intellectual property subject to the license agreements. In return, Ampio is entitled to deduct twice the amounts it has paid to maintain the intellectual property from any amounts that may become due to the Institute for Molecular Medicine, Inc. under the license agreements, if and when the intellectual property becomes commercially viable and generates revenue. Ampio may cease funding the intellectual property costs and abandon the license agreements at any time. Ampio incurred $42,901 during the three months ended March 31, 2011 and $9,554 in the three months ended March 31, 2010 in legal and patent fees to maintain the intellectual property of the Institute for Molecular Medicine, Inc.

Immediately prior to the merger, Chay accepted subscriptions for an aggregate of 1,325,000 share of common stock from six officers and employees of Life Sciences, for a purchase price of $150,183. These shares were issued immediately before the closing of the Chay merger but after the shareholders of Chay had approved the merger. The advances are non-interest bearing and due on demand and are classified as a reduction to stockholders’ equity.

Note 11—Subsequent Events

In addition to the private placement round closed on March 31, 2011 as discussed in Note 8- Common Stock, Ampio closed two additional rounds of April 8 and April 18, 2011 for total gross proceeds, including the March 31, 2011 closing, of $12,732,200 from sale of 5,092,880 shares of common stock. Commissions and non-accountable expenses to the placement agent were $1,400,542 and with total estimated additional offering costs, Ampio received net proceeds of approximately $10,900,000. In addition, Ampio issued 258,344 additional placement agent warrants which are exercisable for a period through March 31, 2016 at an exercise price of $3.125.

On April 23, 2011, the Ampio Board of Directors approved the acceleration of vesting of the remaining one-third of the 7,350,000 restricted common stock shares pursuant to the achievement of defined milestones.

Subsequent to March 31, 2011, under the terms of an employment agreement with the Chief Financial Officer, Ampio agreed to issue options to purchase 100,000 shares of common stock at an exercise price of $2.50 per share, half of which vest immediately with the remaining vesting in one year.

On May 5, 2011 an option holder in BioSciences and Ampio met and reached a tentative verbal understanding under which Ampio will issue, upon execution of a written settlement agreement, 263,000 options to three option holders in exchange for 98,416 shares of Ampio common stock that were issued to the option holders pursuant to the terms of the merger agreement. (See Note 3) The parties have now exchanged forms of written settlement agreements, but significant differences remain between such forms. Accordingly, there can be no assurance that the prior verbal understanding will be reduced to writing. If no written agreement is executed, the Company believes that litigation with the three option holder is likely. While the outcome of any such litigation is currently not ascertainable, the Company believes it has meritorious defenses to potential claims by the option holders and will defend itself vigorously. The Company believes that neither this dispute, nor its ultimate outcome, will have any material adverse effect on its business.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Ampio Pharmaceuticals, Inc. and Subsidiaries

Greenwood Village, Colorado

We have audited the accompanying consolidated balance sheets of Ampio Pharmaceuticals, Inc. and subsidiaries (the “Company”) as of December 31, 2010 and 2009, and the related consolidated statements of operations, stockholders’ deficit, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Ampio Pharmaceuticals, Inc. and subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has experienced recurring losses from operations which raises substantial doubt about its ability to continue as a going concern. Management’s plans regarding those matters also are described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Ehrhardt Keefe Steiner & Hottman PC

February 15, 2011

Denver, Colorado

AMPIO PHARMACEUTICALS, INC. AND SUBSIDIARIES

(A Development Stage Company)

Consolidated Balance Sheets

	December 31,
	2010	2009
Assets
Current assets
Cash and cash equivalents	$671,279	$71,983
Prepaid expenses	60,534	7,036
Related party receivable	5,711	7,261

Total current assets	737,524	86,280

Total assets	$737,524	$86,280

Liabilities and Stockholders’ Deficit
Accounts payable	$464,453	$79,445
Accrued salaries and other liabilities	526,733	73,391
Accrued interest	19,693	1,414
Related party payable	193,821	—
Senior convertible unsecured related party debentures	608,846	—
Senior unsecured manditorily convertible debentures	2,133,743	—
Related party notes payable	400,000	200,000
Warrant derivative liability	398,671	—

Total current liabilities	4,745,960	354,250

Total liabilities	4,745,960	354,250

Commitments and contingencies (Note 7)
Stockholder’ deficit
Common Stock, par value $.0001 in 2010 and $.001 in 2009; shares authorized—100,000,000 shares in 2010 and 15,000,000 shares in 2009, shares issued and outstanding—17,107,036 in 2010 and 11,930,000 in 2009	1,711	11,930
Preferred Stock, par value $.0001 in 2010 and $.001 in 2009; Series A Preferred Stock, shares authorized—none in 2010 and 2,000,000 in 2009, shares issued and outstanding—none in 2010 and 1,077,864 in 2009	—	1,078
Common stock subscribed	—	170,003
Additional paid in capital	5,961,635	1,313,942
Issuances for promotion	(3,281)	—
Advances to stockholders	(150,183)	—
Deficit accumulated in the development stage	(9,818,318)	(1,764,923)

Total stockholders’ deficit	(4,008,436)	(267,970)

Total liabilities and stockholders’ deficit	$737,524	$86,280

The accompanying notes are an integral part of these financial statements.

AMPIO PHARMACEUTICALS, INC. AND SUBSIDIARIES

(A Development Stage Company)

Consolidated Statements of Operations

	Year Ended December 31,		December 18, 2008 (inception) through December 31, 2010
	2010	2009
Expenses
Research and development	$1,972,134	$1,070,370	$3,042,504
General and administrative	4,732,271	441,135	5,174,486

Total operating expenses	6,704,405	1,511,505	8,216,990

Other (expense) income
Interest income	815	1,091	1,906
Interest expense	(19,545)	(1,414)	(20,959)
Unrealized gain on fair value of debt instruments	37,511	—	37,511
Derivative expense	(1,367,771)	—	(1,367,771)

Total other (expense) income	(1,348,990)	(323)	(1,349,313)

Net loss	$(8,053,395)	$(1,511,828)	$(9,566,303)

Weighted average number of common shares outstanding	16,288,468	14,793,068

Basic and diluted net loss per common share	$(0.49)	$(0.10)

The accompanying notes are an integral part of these financial statements.

AMPIO PHARMACEUTICALS, INC. AND SUBSIDIARIES

(A Development Stage Company)

Consolidated Statements of Stockholders’ Deficit

	Series A Preferred Stock		Common Stock		Common Stock Subscribed	Additional Paid in Capital	Additional Issuances	Receivable from Stockholders	Deficit Accumulated During the Development Stage	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance—December 18, 2008 (date of inception)	—	$—	—	$—	$—	$—	$—	$—	$—	$—
Issuance of common stock to founder in December, 2008	—	—	1,080,000	1,080	—	—	—	—	—	1,080
Issuance of common stock and assumption of liabilities in asset acquisition	—	—	3,500,000	3,500	—	—	—	—	(252,015)	(248,515)
Issuance of Series A Preferred Stock in exchange for cancellation of a note payable in April 2009	163,934	164	—	—	—	199,836	—	—	—	200,000
Issuance of restricted common stock in exchange for cash in April 2009	—	—	7,350,000	7,350	—	—	—	—	—	7,350
Issuance of Series A Preferred Stock in exchange for cash in April and May 2009	913,930	914	—	—	—	1,114,106	—	—	—	1,115,020
Common stock subscribed in November and December 2009	—	—	—	—	170,003	—	—	—	—	170,003
Net loss	—	—	—	—	—	—	—	—	(1,512,908)	(1,512,908)

Balance—December 31, 2009	1,077,864	1,078	11,930,000	11,930	170,003	1,313,942	—	—	(1,764,923)	(267,970)
Conversion of equity in reverse merger acquisition	(1,077,864)	(1,078)	3,068,958	(10,430)	—	11,691	—	—	—	183
Common stock subscribed in March 2010	—	—	—	—	7,000	—	—	—	—	7,000
Issuance of common stock in exchange for cash in March and June 2010, net of offering costs of $350,000	—	—	1,078,078	108	(177,003)	1,536,522	—	—	—	1,359,627
Issuance of common stock for services	—	—	1,030,000	103	—	1,802,397	(3,281)	—	—	1,799,219
Stock-based compensation	—	—	—	—	—	1,297,083	—	—	—	1,297,083
Loans to shareholders	—	—	—	—	—	—	—	(150,183)	—	(150,183)
Net loss	—	—	—	—	—	—	—	—	(8,053,395)	(8,053,395)

Balance—December 31, 2010	—	$—	17,107,036	$1,711	$—	$5,961,635	$(3,281)	$(150,183)	$(9,818,318)	$(4,008,436)

The accompanying notes are an integral part of these financial statements.

AMPIO PHARMACEUTICALS, INC. AND SUBSIDIARIES

(A Development Stage Company)

Consolidated Statements of Cash Flows

	Year Ended December 31, 2010	Year Ended December 31, 2009	December 18, 2008 (inception) through December 31, 2010
Cash flows from operating activities:
Net loss	$(8,053,395)	$(1,511,828)	$(9,566,303)
Common stock issued for services	1,799,219	—	1,799,219
Stock based compensation expense	1,297,083	—	1,297,083
Derivative expense	1,367,771	—	1,367,771
Unrealized gain on fair value of debt instruments	(37,511)	—	(37,511)
Adjustments to reconcile net loss to cash used in operating activities:
(Increase) in prepaid expenses	(53,498)	(7,036)	(60,534)
Decrease (increase) in related party receivable	1,550	(7,261)	(5,711)
Increase in related party payable	193,821	—	193,821
Increase in accounts payable	385,008	79,445	464,453
Increase in accrued salaries and other liabilities	453,342	73,391	526,733
Increase in accrued interest payable	18,279	1,414	19,693

Net cash used in operating activities	(2,628,331)	(1,371,875)	(4,001,286)

Cash used in financing activities:
Proceeds from related party notes payable and debentures	2,011,000	200,000	2,211,000
Proceeds from sale of common stock	1,359,627	7,350	1,368,057
Proceeds from common stock subscribed	7,000	170,003	177,003
Proceeds from sales of series A preferred stock	—	1,115,020	1,115,020
Advances made to shareholders	(150,183)	—	(150,183)
Payment of liabilities assumed in asset purchase	—	(48,515)	(48,515)
Increase in cash from acquisition	183	—	183

Net cash provided by financing activities	3,227,627	1,443,858	4,672,565

Net change in cash and cash equivalents	599,296	71,983	671,279
Cash and cash equivalents at beginning of period	71,983	—	—

Cash and cash equivalents at end of period	$671,279	$71,983	$671,279

Supplementary cash flow information:
Interest paid	$—	$—	$—
Income taxes paid	$—	$—	$—
Non cash transactions:
Note payable assumed in asset purchase, recorded as a distribution	$—	$200,000	$200,000
Accounts payable assumed in asset purchase, recorded as a distribution	$—	$48,515	$48,515
Conversion of notes payable to Series A preferred stock	$—	$200,000	$200,000
Common stock issued for common stock subscriptions received	$177,003	$—	$177,003
Deferred charge recorded for common stock issued in exchange for services	$1,802,500	$—	$1,802,500

The accompanying notes are an integral part of these financial statements.

AMPIO PHARMACEUTICALS, INC. AND SUBSIDIARIES

(A Development Stage Company)

Notes to Consolidated Financial Statements

Note 1—Business, Basis of Presentation and Merger

These financial statements represent the consolidated financial statements of Ampio Pharmacueticals, Inc. (Ampio or the Company), formerly known as Chay Enterprises, Inc. (Chay), and its wholly owned subsidiaries, DMI Life Sciences, Inc. (Life Sciences) and DMI Acquisition Corp. Ampio is engaged in developing innovative, proprietary pharmaceutical drugs and diagnostic products to identify, treat and prevent a broad range of human diseases including metabolic disorders, cancer, and acute and chronic inflammation diseases.

Life Sciences was incorporated in the state of Delaware on December 18, 2008. On March 2, 2010, Life Sciences merged with Chay Acquisitions, a wholly-owned subsidiary of Chay Enterprises, Inc., a public company (the Merger). Chay issued 15,068,942 shares of common stock to acquire Life Sciences, which resulted in the stockholders of Life Sciences owning approximately 95.7% of Chay’s outstanding common stock after the consummation of the Merger and before taking into account the issuance of 1,325,000 additional shares of common stock as described in Note 10—Related Party Transactions. In conjunction with the Merger, Chay purchased 263,624 shares of its common stock from the Chay Control Shareholders for $150,000 in cash.

As a result of the Merger, Life Sciences became a wholly owned subsidiary of Chay. For accounting purposes, the merger was treated as a reverse acquisition with Life Sciences as the acquirer and Chay as the acquired party. As a result, the business and financial information included in the report is the business and financial information of Life Sciences. The accumulated deficit of Chay has been included in additional paid in capital. Pro-forma information has not been presented as the financial information of Chay was insignificant.

Subsequent to the Merger, Chay Enterprises, Inc. was renamed Ampio Pharmaceuticals, Inc.

As Ampio’s activities to date have been primarily research and development and raising capital, and Ampio does not yet have revenue, Ampio is considered to be in the development stage.

Financial Condition

Ampio has no revenue to date, has incurred significant losses and negative cash flows from operations since its inception, and is expected to continue to incur losses and negative cash for the foreseeable future. Ampio’s ability to execute on its business plan and continue as a going concern is contingent upon its ability to raise additional financing. Although the Company has plans to raise capital, no assurance can be given that the Company will receive additional financing.

These factors (continuing negative cash flows and uncertain financing), raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

Note 2—Summary of Significant Accounting Policies

Principals of Consolidation

These financial statements include the accounts of Ampio and its wholly owned subsidiaries. All material intercompany transactions and balances have been eliminated.

Cash and Cash Equivalents

Ampio considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents consist primarily of money market investments. Ampio maintains balances from time to time in excess of the federally insured limits.

Patents

Costs of establishing patents consisting of legal fees paid to third parties are expensed as incurred.

Use of Estimates

The preparation of financial statements in accordance with Generally Accepted Accounting Principals in the United States (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts assets and liabilities, disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Significant items subject to such estimates and assumptions include the fair value of warrant derivative liability, hybrid debt instruments; valuation allowances, deferred income tax assets and stock-based compensation. Actual results could differ from these estimates.

Derivatives

Ampio accounted for hybrid financial instruments (debentures with embedded derivative features—conversion options, down-round protection and mandatory conversion provisions) and related warrants by recording the fair value of each hybrid instrument in its entirety and recording the fair value of the warrant derivative liability. The fair value of the hybrid financial instruments and warrants was calculated using a bi-nomial-lattice-based valuation model. Ampio recorded a derivative expense at the inception of each instrument reflecting the difference between the fair value and cash received. Changes in the fair value in subsequent periods were recorded as unrealized gain or loss on fair value of debt instruments for the hybrid financial instruments and to derivative income or expense for the warrants. Accounting for hybrid financial instruments and derivatives is discussed more fully in Note 3—Short Term Debt.

Income Taxes

Ampio uses the liability method for accounting for income taxes. Under this method, Ampio recognizes deferred assets and liabilities based on the differences between the tax basis of assets and liabilities and their reported amounts in the financial statements that will result in taxable or deductible amounts in future years. Ampio establishes a valuation allowance for all deferred tax assets for which there is uncertainty regarding realization.

Net Loss per Common Share

GAAP provides for the calculation of “Basic” and “Diluted” earnings per share. Basic earnings per share includes no dilution and are computed by dividing income available to common stockholders by the weighted-average number of shares outstanding during the period. Diluted earnings per share reflect the potential of securities that could share in the earnings of the Company, similar to fully diluted earnings per share. Basic and diluted loss per share was the same in 2010 and 2009. Although there were common stock equivalents of 3,136,969 and 1,077,864 shares outstanding at December 31, 2010 and 2009, respectively, consisting of stock options and warrants in 2010 and convertible Series A Preferred Stock in 2009; they were not included in the calculation of earnings per share because they would have been anti-dilutive. Ampio also had convertible debt and warrants to purchase common stock outstanding at December 31, 2010, however the conversion price of the debt, the exercise price of the warrants and number of applicable common shares was contingent upon future events outside of Ampio’s control at December 31, 2010 and, therefore, were not included as common stock equivalents.

Stock-Based Compensation

Ampio accounts for share based payments by recognizing compensation expense based upon the estimated fair value of the awards on the date of grant. Ampio determines the estimated grant fair value using the Black-Scholes option pricing model and recognizes compensation costs ratably over the vesting period using the straight-line method.

Research and Development

Research and development costs are expensed as incurred and totaled $1,972,134 and $1,070,370 for 2010 and 2009, respectively.

Newly Issued Accounting Pronouncements

In January 2010, the FASB issued the following ASUs that may become applicable to Ampio:

•

ASU No. 2010-05—Compensation—Stock Compensation (Topic 718): Escrowed Share Arrangements and the Presumption of Compensation. This update simply codifies EITF Topic D-110, Escrowed Share Arrangements and the Presumption of Compensation issued on June 18, 2009. In EITF Topic No. D-110, SEC staff clarified that entities should consider the substance of the transaction in evaluating whether the presumption of compensation may be overcome, including whether the transaction was entered into for a reason unrelated to employment, such as to facilitate a financing transaction. In that situation, the staff generally believes that the escrowed shares should be reflected as a discount in the allocation of proceeds.

•

ASU No. 2010-06—Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements. This update amends Subtopic 820-10 that requires new disclosures about transfers in and out of Levels 1 and 2 and activity in Level 3 fair value measurements. This update also amends Subtopic 820-10 to 43 clarify certain existing disclosures. The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements, which are effective for fiscal year beginning after December 15, 2010.

In April 2010, the FASB issued an accounting standards update which provides guidance on the criteria to be followed in recognizing revenue under the milestone method. The milestone method of recognition allows a vendor who is involved with the provision of deliverables to recognize the full amount of a milestone payment upon achievement, if, at he nception of the revenue arrangement, the milestone is determined to be substantive as defined in the standard. The guidance is effective on a prospective basis for milestones achieved in fiscal years and interim periods within those fiscal years, beginning on or after June 15, 2010. The adoption of this guidance is not expected to have a material impact on Ampio’s financial statements.

In December 2010, the FASB issued ASU 2010-29, “Business Combinations (ASC Topic 805)—Disclosure of Supplementary Pro Forma Information for Business Combinations.” This amendment expands the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. This amendment is effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. Early adoption is permitted. We intend to adopt this guidance in 2011. Other than requiring additional disclosures with respect to the BioSciences acquisition, the adoption of this new guidance will not have a material impact on Ampio’s consolidated financial statements.

Note 3—Short Term Debt

Ampio incurred a weighted average face interest rate of 7.3% and 6.0% on average short term debt of $649,011 and $23,562 outstanding during 2010 and 2009, respectively. The weighted average face interest rate was 7.6% and 6.0% on short term debt outstanding at December 31, 2010 and 2009, respectively.

Related Party Notes Payable

As of December 31, 2010, Ampio had $400,000 in related party notes payable to shareholders and directors, of which $200,000 was advanced in November and December, 2009 and $200,000 was advanced in June, 2010. The Notes Payable are unsecured, bear interest at 6%, are subordinate to the debenture issues described below and mature on the earlier of April 30, 2011 or completion of an offering of at least $5 million.

Senior Convertible Unsecured Related Party Debentures

On August 8, 2010, Ampio issued $430,000 face value Senior Convertible Unsecured Debentures with related parties (the Related Party Debentures) and warrants indexed to 21,500 shares of Ampio common stock for net cash proceeds of $430,000. The Related Party Debentures accrue interest at 8% per annum. Both the principal and interest are payable upon the earlier of (i) one business day after the closing of the Public Offering or (ii) April 30, 2011. The principal amount of the Related Party Debentures is convertible into common stock at the lower of (i) $1.75 per share or (ii) the per-share price at which Ampio common stock is sold in an underwritten public offering that is the subject of a registration statement on Form S-1 to be filed with the SEC. Accordingly, using the $1.75 as the conversion price, the Related Party Debentures are indexed to 245,714 shares of Ampio common stock. Each of the principal and debt conversion rates are subject to adjustment for recapitalization events or sales of equity or equity-linked contracts with a price or conversion price less than the contractual conversion price. The Related Party Debentures are subject to a default interest rate, at the creditor’s option, if Ampio defaults on the debentures. The significant events that could trigger a default include Ampio’s failure to service the debentures, failure to deliver conversion stock, bankruptcy and the filing of significant judgments against Ampio.

The warrants issued in connection with the Related Party Debentures have an expiration date of December 31, 2013. The exercise price of the warrants is the per-share price equal to the per-share price of the common stock sold in the Public Offering. If the Public Offering is not completed on or prior to March 31, 2011, then the exercise price will equal to the lowest closing price of Ampio common stock in the period commencing between April 1, 2011 and ending May 31, 2011. The warrants are subject to adjustment for recapitalization events. The warrants are described more fully in Note 8—Common Stock.

Senior Unsecured Mandatorily Redeemable Debentures

Between October 22, 2010 and December 29, 2010, Ampio issued three tranches of Senior Unsecured Mandatorily Redeemable Debentures (the Redeemable Debentures) with an aggregate face value of $1,381,000. Additionally, upon receipt of the principal amount, Ampio issued warrants that entitled the holder to acquire on exercise of the warrants an aggregate number of shares of the Company’s common stock equal to 20% of the conversion shares issuable upon conversion of the debentures. The Redeemable Debentures accrue interest at 8% per annum. Both the principal and interest is mandatory convertible at the earlier of (i) one business day after the closing of a public or private offering, exceeding 10 million, or (ii) March 31, 2011. The holder has the option, at any time prior to the mandatory conversion date, to convert the debentures into common stock at the lower of (i) $1.75 per share or (ii) the per-share price at which Ampio common stock is sold in the offering. Accordingly, using the $1.75 as the conversion price, the Redeemable Debentures are indexed to 789,143 shares of Ampio common stock. Each of the principal and debt conversion rates are subject to adjustment for recapitalization events or sales of equity or equity-linked contracts with a price or conversion price less than the contractual conversion price. The Redeemable Debentures are subject to a default interest rate, at the creditor’s option, if Ampio defaults on the debentures. The significant events that could trigger a default include Ampio’s failure to service the debentures, failure to deliver conversion stock, bankruptcy and the filing of significant judgments against Ampio.

The warrants issued in connection with the Redeemable Debentures have an expiration date of December 31, 2013. The exercise price of the warrants is the per-share price equal to the per-share price of the common stock sold in the Public Offering. If the Public Offering is not completed on or prior to March 31, 2011, then the exercise price will be $1.75. The warrants are subject to adjustment for recapitalization events. The warrants are described more fully in Note 8—Common Stock.

Accounting for the Financings

Because the economic characteristics and risks of the equity-linked conversion options are not clearly and closely related to a debt-type host, the conversion features require classification and measurement as a derivative financial instrument. The other embedded derivative features (down round protection feature and mandatory conversion provision) were also not considered clearly and closely related to the host debt instrument. Further, these features individually were not afforded the exemption normally available to derivatives indexed to a company’s own stock. Accordingly, Ampio’s evaluation resulted in the conclusion that a compound derivative financial instrument requires bifurcation and liability classification, at fair value. The compound derivative financial instrument consists of (i) the embedded conversion feature, (ii) down round protection feature and (iii) mandatory conversion provision. Current standards contemplate that the classification of financial instruments requires evaluation at each report date.

GAAP provides an election wherein companies that issue financial instruments with embedded features that require bifurcation may elect, as an alternative to bifurcation, fair value measurement of the hybrid financial instrument in its entirety. After reviewing all circumstances surrounding the issuance and impending redemptions or conversions, Ampio elected the alternative and have recorded the Senior Convertible Debentures at fair value.

Ampio also concluded that the Warrants which are derivatives by definition, did not meet the principal exemption to liability classification and measurement. Generally, freestanding financial instruments, such as the Warrants that are both indexed to a company’s own stock and classified in stockholders’ equity under certain conditions are exempt from derivative classification and measurement standards. The Warrants did not meet the definition of indexed to a company’s own stock on the inception date because the exercise price was subject to adjustment. The Warrants also did not meet all of the eight conditions for classification in stockholders’ equity. Accordingly, the Warrants are classified as a liability and subject to the classification and measurement standards for derivative financial instruments.

The following table reflects the allocation of the purchase on the financing dates:

	Tranche 1(a)	Tranche 2(b)	Tranche 3(c)	Tranche 4(d)
Purchase price allocation:
Hybrid debt instruments	$598,575	$407,202	$1,605,248	$169,073
Warrants	21,332	59,191	237,036	22,517
Derivative loss, included in derivative expense	(189,907)	(256,393)	(789,284)	(73,590)

	$430,000	$210,000	$1,053,000	$118,000

Notes:

(a)	Tranche 1 issuance date was August 10, 2010
(b)	Tranche 2 issuance dates were between October 22, 2010 and October 29, 2010
(c)	Tranche 3 issuance dates were between November 12, 2010 and November 29, 2010
(d)	Tranche 4 issuance dates were between December 13, 2010 and December 29, 2010

Note 4—Derivative Financial Instruments

The components of warrant derivative liability as reflected in the balance sheet as of December 31, 2010:

	Indexed Shares	Fair Values
Ampio’s financings giving rise to derivative financial instruments:
Warrants (dates correspond to financing):
Issued with August 10, 2010 $430,000 face value financing	21,500	$48,757
Issued with October 22, 2010—October 29, 2010 $210,000 face value financing	24,000	53,985
Issued with November 12, 2010—November 29, 2010 $1,053,000 face value financing	120,343	271,349
Issued with December 13, 2010—December 29, 2010 $118,000 face value financing	13,486	24,580

	179,329	$398,671

Both the Warrants and the conversion options embedded in the hybrid debt instruments were valued using a binomial-lattice-based valuation model. The lattice-based valuation technique was utilized because it embodies all of the requisite assumptions (including the underlying price, exercise price, term, volatility, and risk-free interest-rate) that are necessary to fair value these instruments. For forward contracts that contingently require net-cash settlement as the principal means of settlement, Ampio projects and discounts future cash flows applying probability-weighting to multiple possible outcomes. Estimating fair values of derivative financial instruments requires the development of significant and subjective estimates that may, and are likely to, change over the duration of the instrument with related changes in internal and external market factors. In addition, option-based techniques are highly volatile and sensitive to changes in the trading market price of Ampio’s common stock, which has a high-historical volatility. Since derivative financial instruments are initially and subsequently carried at fair value, Ampio’s income will reflect the volatility in these estimate and assumption changes.

The following table summarizes the effects on Ampio’s income (expense) associated with changes in the fair value of Ampio’s derivative financial instruments by type of financing for the year ended December 31, 2010:

Derivative Income (Expense)
Warrants (dates correspond to financing):
Issued with August 10, 2010 $430,000 face value financing	$(27,425)
Issued with October 22, 2010—October 29, 2010 $210,000 face value financing	5,206
Issued with November 12, 2010—November 29, 2010 $1,053,000 face value financing	(34,313)
Issued with December 13, 2010—December 29, 2010 $118,000 face value financing	(2,065)

(58,597)

Day-one derivative losses:
Issued with August 10, 2010 $430,000 face value financing	(189,907)
Issued with October 22, 2010—October 29, 2010 $210,000 face value financing	(256,393)
Issued with November 12, 2010—November 29, 2010 $1,053,000 face value financing	(789,287)
Issued with December 13, 2010—December 29, 2010 $118,000 face value financing	(73,587)

$(1,367,771)

The following table summarizes the effects on Ampio’s unrealized gain (loss) associated with hybrid debt instruments recorded at fair value by type of financing for the year ended December 31, 2010:

	Unrealized Gain	Unrealized Loss	Net Unrealized Gain (Loss)
$430,000 face value senior convertible debentures due April 30, 2011	$—	$(10,271)	$(10,271)
$210,000 face value senior mandatorily convertible debentures due March 31, 2011	81,008	—	81,008
$1,053,000 face value senior mandatorily convertible debentures due March 31, 2011	—	(25,955)	(25,955)
$118,000 face value senior mandatorily convertible debentures due March 31, 2011	—	(7,271)	(7,271)

	$81,008	$(43,497)	$37,511

Note 5—Fair Value Considerations

Ampio’s financial instruments include cash and cash equivalents, prepaid expenses, accounts payable, accrued salaries, accrued interest payable, related party payable, related party notes payable, senior convertible unsecured related party debentures, senior unsecured mandatorily convertible debentures (hybrid debt instruments, which include embedded derivative features) and warrant derivative liability. The carrying amounts of cash and cash equivalents, prepaid expenses, accounts payable, accrued salaries, accrued interest payable, related party payable, related party notes payable approximate their fair value due to their short maturities. Derivative financial instruments, as defined by GAAP, consist of financial instruments or other contracts that contain a notional amount and one or more underlying (e.g. interest rate, security price or other variable), require no initial net investment and permit net settlement. Derivative financial instruments may be free-standing or embedded in other financial instruments. Further, derivative financial instruments are initially, and subsequently, measured at fair value and recorded as liabilities or, in rare instances, assets, with changes in fair value recorded in earnings.

Ampio generally does not use derivative financial instruments to hedge exposures to cash-flow, market or foreign-currency risks. However, Ampio has entered into certain other financial instruments and contracts, such as Ampio’s secured convertible debenture and warrant financing arrangements that are either (i) not afforded equity classification, (ii) embody risks not clearly and closely related to host contracts, or (iii) may be net-cash settled by the counterparty. As required by GAAP, these instruments are required to be carried as derivative liabilities, at fair value, in Ampio’s financial statements. However, the Company may elect fair value measurement of the hybrid financial instruments, on a case-by-case basis, rather than bifurcate the derivative. Ampio believes that fair value measurement of the hybrid convertible debenture financing arrangements provide a more meaningful presentation. See Note 4—Derivative Financial Instruments for additional information about derivative financial instruments.

Authoritative guidance defines fair value as the price that would be received to sell an asset paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date. The guidance establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs the reflect the Company’s assumptions of what market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on reliability of the inputs as follows:

Level 1:	Inputs that reflect unadjusted quoted prices in active markets that are accessible to us for identical assets or liabilities;
Level 2:	Inputs include quoted prices for similar assets and liabilities in active or inactive markets or that are observable for the asset or liability either directly or indirectly; and
Level 3:	Unobservable inputs that are supported by little or no market activity.

The Company’s assets and liabilities which are measured at fair value are classified in their entirety based on the lowest level of input that is significant to their fair value measurement. The Company’s policy is to recognize transfers in and/or out of fair value hierarchy as of the date in which the event or change in circumstances caused the transfer.

The following table presents the Company’s financial assets and liabilities that were accounted for at fair value on a recurring basis as of December 31, 2010 and 2009, by level within the fair value hierarchy:

	Fair Value Measurements Using
	Level 1	Level 2	Level 3	Total
December 31, 2010
ASSETS
Money market fund (included in cash and cash equivalents)	$168,876	$—	$—	$168,876

LIABILITIES
Hybrid debt instruments	—	—	2,133,743	2,133,743
Warrant derivative liabilities	—	—	398,671	398,671

December 31, 2009
ASSETS
Money market fund (included in cash and cash equivalents)	$69,357	$—	$—	$69,357

The warrant derivative liability was valued using the Binomial Lattice-Based valuation methodology because that model embodies all of the relevant assumptions that address the features underlying these instruments. Significant assumptions were as follows as of December 31, 2010:

Warrants:	Tranche 1(a)	Tranche 2(b)	Tranche 3(c)	Tranche 4(d)
Exercise price	$1.75	$1.75	$1.75	$1.75
Volatility	212.48%	212.48%	212.48%	212.48%
Equivalent term (years)	3.00	2.82	2.88	2.96
Risk-free interest rate	1.02%	1.02%	1.02%	1.02%

Notes:

(a)	Tranche 1 issuance date was August 10, 2010
(b)	Tranche 2 issuance dates were between October 22, 2010 and October 29, 2010

(c)	Tranche 3 issuance dates were between November 12, 2010 and November 29, 2010
(d)	Tranche 4 issuance dates were between December 13, 2010 and December 29, 2010

The warrant derivative liability was valued using the Binomial Lattice-Based valuation methodology because that model embodies all of the relevant assumptions that address the features underlying these instruments. Significant assumptions were as follows as of the inception dates:

Warrants:	Tranche 1(a)	Tranche 2(b)	Tranche 3(c)	Tranche 4(d)
Exercise price	$1.40	$1.75	$1.75	$1.75
Volatility	212.48%	212.48%	212.48%	212.48%
Equivalent term (years)	3.47	3.08	3.08	3.08
Risk-free interest rate	0.78%	0.53%	0.75%	1.02%

Notes:

(a)	Tranche 1 issuance date was August 10, 2010
(b)	Tranche 2 issuance dates were between October 22, 2010 and October 29, 2010
(c)	Tranche 3 issuance dates were between November 12, 2010 and November 29, 2010
(d)	Tranche 4 issuance dates were between December 13, 2010 and December 29, 2010

The hybrid debt instruments were valued using the Binomial Lattice-Based valuation methodology because that model embodies all of the relevant assumptions that address the features underlying these instruments. Significant assumptions were as follows as of December 31, 2010:

Hybrid Debt Instruments:	Tranche 1(a)	Tranche 2(b)	Tranche 3(c)	Tranche 4(d)
Exercise price	$1.75	$1.75	$1.75	$1.75
Volatility	89.69%	140.73%	140.73%	140.73%
Equivalent term (years)	0.087	0.253	0.253	0.253
Risk-free interest rate	0.19%	0.19%	0.19%	0.19%

Notes:

(a)	Tranche 1 issuance date was August 10, 2010
(b)	Tranche 2 issuance dates were between October 22, 2010 and October 29, 2010
(c)	Tranche 3 issuance dates were between November 12, 2010 and November 29, 2010
(d)	Tranche 4 issuance dates were between December 13, 2010 and December 29, 2010

The hybrid debt instruments were valued using the Binomial Lattice-Based valuation methodology because that model embodies all of the relevant assumptions that address the features underlying these instruments. Significant assumptions were as follows as of the inception dates:

Hybrid Debt Instruments:	Tranche 1(a)	Tranche 2(b)	Tranche 3(c)	Tranche 4(d)
Exercise price	$1.40	$1.75	$1.75	$1.75
Volatility	262.40%	241.87%	169.50%	155.58%
Equivalent term (years)	0.483	0.440	0.374	0.296
Risk-free interest rate	0.19%	0.19%	0.19%	0.19%

Notes:

(a)	Tranche 1 issuance date was August 10, 2010
(b)	Tranche 2 issuance dates were between October 22, 2010 and October 29, 2010
(c)	Tranche 3 issuance dates were between November 12, 2010 and November 29, 2010
(d)	Tranche 4 issuance dates were between December 13, 2010 and December 29, 2010

The following table sets forth a reconciliation of changes in the fair value of financial assets and liabilities classified as Level 3 in the fair valued hierarchy:

	Derivatives and hybrid debt instruments
	2010	2009
Balance as of January 1	$—	$—
Total losses (realized or unrealized):
Included in earnings:	(1,330,260)	—
Purchases, issuances and settlements	(1,811,000)	—

Balance as of December 31	$(3,141,260)	$—

Change in unrealized losses included in earnings relating to derivatives and hybrid debt instruments held as of December 31	$(1,330,260)	$—

Note 6—Income Taxes

Ampio’s effective tax rate differs from the U.S. federal corporate income tax rate for 2010 and 2009 of 34% as follows:

	Year Ended December 31,
	2010	2009
Statutory rate	(34.0)%	(34.0)%
State income taxes, net of federal income tax impact	(3.1)%	(3.3)%
Share based compensation	6.0%	0.0%
Research and development credits	(0.3)%	4.5%
Increase in valuation allowance	31.4%	32.8%

Effective tax rate	0.0%	0.0%

As of December 31, 2010 and 2009, Ampio provided a full valuation allowance against the deferred tax asset based on the weight of available evidence, both positive and negative, including the Ampio’s operating loss, which indicated that it is more likely than not that such benefits will not be realized. Deferred tax assets comprised of the following:

	December 31,
	2010	2009
Deferred tax assets
Net operating loss and credit carry forwards	$2,381,000	$494,000
Derivative expense	506,838	—
Research and development credits	—	67,748
Accrued liabilities	188,547	22,000

Total deferred tax asset	3,076,385	583,748
Deferred tax liabilities
Unrealized gain on fair value of debt instruments	(24,108)	—

Total deferred tax liabilities	(24,108)	—

Net deferred tax asset before valuation allowance	3,052,277	583,748
Valuation allowance	(3,052,277)	(583,748)

Net deferred tax asset	$—	$—

As of December 31, 2010, Ampio had an available net operating loss (NOL) carry forward of approximately $6,400,000 for federal and state purposes, expiring beginning in 2029. Under the provisions of the Internal Revenue Code, substantial changes in the Company’s ownership may result in limitations on the amount of the NOL carryforwards which can be utilized in future years.

The Company uses of a two-step approach for recognizing and measuring tax benefits taken or expected to be taken in a tax return and disclosures regarding uncertainties in income tax positions. Only positions that meet the more likely than not threshold are recognized for financial reporting purposes. Unrecognized tax benefits are reflected as a reduction in the Company’s total deferred tax asset. A reconciliation of the beginning and ending amount of unreconciled tax benefit follows:

Unrecognized Tax Benefit
Balance December 31, 2009 and 2008	$—
Additions based on tax positions for the current year	121,133

Balance, December 31, 2010	$121,133

The additions based on tax positions for the current year relates to tax credits.

The Company classifies penalty and interest expense related to income tax liabilities as general and administrative expense and therefore is recognized in the statement of operations.

The Company files tax returns in the United States and in the state of Colorado. The tax years since inception remain open to examinations by the major taxing jurisdictions to which the Company is subject. The Company has not filed tax returns prior to 2009.

Note 7—Commitments and Contingencies

Ampio entered into a clinical research agreement with a hospital and a physician investigator, (collectively, the Parties) effective April 1, 2010. Under the terms of the clinical research agreement, Ampio agreed to fund and support a clinical trial to a minimum of $600,000, based up on a budget to be agreed upon by the Parties. Ampio has made payments to the hospital of $75,000 in 2010. The clinical research agreement will remain in full force until the clinical trial is completed or until terminated by one of the Parties. In conjunction with the clinical trial, Ampio entered into a master services agreement with a pharmaceutical contract research organization to provide data management and statistical services for a total of $134,415, of which Ampio paid $12,500 in 2010.

During August 2010, Ampio entered into employment agreements with three of its officers. Under the employment agreements, the officers are collectively entitled to receive $571,000 in annual salaries. Upon completion of a financing of $10,000,000 or more, the annual salaries will collectively increase to $825,000. The employment agreements have terms of three years.

Ampio entered into a Sponsored Research Agreement with Trauma Research LLC, a related party, in September 2009. Under the terms of the Sponsored Research Agreement, Ampio is to provide personnel and pay for leased equipment. The Sponsored Research Agreement may be terminated without cause by either party on 180 days notice. Obligations under the Sponsored Research Agreement are as follows:

2011	$270,537
2012	263,750
2013	263,750
2014	175,833

$973,870

Ampio leases its offices under a non-cancellable operating lease expiring in 2011. Rent expense totaled $62,975 and $32,433 in 2010 and 2009, respectively. The obligation under a non-cancellable operating lease is $31,423 for 2011.

Ampio has not recorded an accrual for compensated absences because the amount cannot be reasonably estimated.

During November 2010, Ampio entered into a definitive merger agreement with BioSciences, Inc. (BioSciences) to exchange all of BioSciences’ outstanding shares in exchange for 7,762,839 shares of Ampio common stock. BioSciences will contribute to Ampio the previously owned 3,500,000 shares of Ampio stock at consummation of the definitive merger. In connection with the definitive merger, BioSciences has negotiated satisfaction of its notes payable to a stockholder in exchange for 500,000 shares of Ampio common stock and will satisfy BioSciences’ in-the-money stock options in exchange for 405,066 shares of Ampio common stock. Per the definitive merger agreement, the merger closes at the time the 8,667,905 shares issued for considerations are registered.

Note 8—Common Stock

Capital Stock

Prior to the Merger, Life Sciences had 15,000,000 shares of common stock with a par value of $0.001 and 2,000,000 share of Series A Preferred Stock authorized with a par value of $0.001. At December 31, 2010, Ampio had 100,000,000 shares of common stock authorized with a par value of $0.0001 per share, and 10,000,000 shares of preferred stock authorized with a par value of $0.0001 per share.

Capital Transactions

Life Sciences issued 1,080,000 shares of Common Stock to its founder in December 2008 at a value of $.001 per share.

Life Sciences issued 3,500,000 shares of Common Stock to BioSciences in April 2009 in connection with an Asset Purchase Agreement. Under the terms of the agreement, Life Sciences acquired office and lab equipment, cell lines and intellectual property including patents and license agreements, while the Company valued those assets in excess of $300,000, for financial reporting purposes the assets and liabilities have been recorded at predecessor cost. In conjunction with the asset purchase, Life Sciences recorded a distribution of $252,015 to reflect liabilities assumed. Included in the assumed liabilities was a $200,000 note payable to Life Sciences’ founder. The note payable was converted into 163,934 shares of Series A preferred stock at a value of $1.22 per share.

Life Sciences issued 7,350,000 shares of restricted Common Stock to its directors, officers and employees in exchange for $7,350 in cash in April 2009. The restricted common stock is subject to vesting as set forth below under Restricted Common Stock.

Life Sciences issued 913,930 shares of Series A Preferred Stock in April and May 2009 in exchange for $1,115,020 in cash.

Life Sciences received $170,003 in December 2009 in connection with a private placement for the purchase of 97,144 shares of common stock. Life Sciences had not issued the shares as of December 31, 2009 and has therefore recorded the proceeds as a liability. The shares were issued in 2010.

As set forth in Note 1—Business, Basis of Presentation and Merger, Life Sciences and Chay completed a reverse merger in March 2010, and Chay changed its name to Ampio Pharmaceuticals, Inc. In conjunction with the Merger, Life Sciences’ Series A Preferred Stock was automatically converted into common stock. As result of the Merger, related stock transactions and the conversion of Series A Preferred Stock, Ampio common stock outstanding increased by 3,068,958 shares.

Ampio issued 1,078,078 shares of common stock in March and April, 2010 for $1,536,630 in cash (net of $350,000 in offering costs), of which $7,000 had been received in March 2010 and $170,003 had been received in 2009 and was initially classified as common stock subscribed.

Ampio issued 1,030,000 shares of common stock in January, February and March 2010 in exchange for services. The shares were recorded at their fair value, $1.75 per share or $1,802,500. Ampio recorded $1,799,219 as expense in 2010—see Note 9—Stock Based Compensation. The remaining $3,281 is reflected as a deferred charge in stockholders’ equity, and will be recognized into expense as the services are provided.

Restricted Common Stock

Total shares of 7,350,000 owned by Ampio’s employees are restricted. One third of the restricted shares vested on the date of grant, April 17, 2009. The remaining two thirds vest on a monthly basis between the second and fourth anniversaries of the date of grant. Vesting is subject to acceleration upon achieving certain milestones.

Equity Incentive Plan

Ampio adopted a stock plan in March 2010. During August of 2010, the number of shares of common stock for reserved issuance to officers, directors, employees and consultants through various means, including incentive stock options, non-qualified stock options, restricted stock grants, and other forms of equity equivalents was increased from 2,500,000 to 4,500,000. The Company granted options to purchase 2,930,000 shares in August of 2010, of which 1,820,000 vested immediately, and the remaining 1,110,000 options vest annually over two years.

The Company has computed the fair value of all options granted using the Black Scholes option pricing model. In order to calculate the fair value of the options, certain assumptions are made regarding components of the model, including the estimated fair value of the underlying common stock, risk free interest rate, volatility, expected dividend yield, and expected option life. Changes to the assumptions could cause significant adjustments to valuation. The Company estimated a volatility factor utilizing a weighted average of comparable published volatilities of peer companies. Due to the small number option holders, the Company has estimated a forfeiture rate of zero. The Company estimates the expected term based on the average of the vesting term and the contractual term of the options. The risk free interest rate is based on the U.S. Treasury yield in effect at the time of the grant for treasury securities of similar maturity. Accordingly, the Company has computed the fair value of all options granted during 2010 using the following assumptions:

Expected volatility	72%
Risk free interest rate	1.48%
Expected term (years)	5.5 -5.75
Dividend yield	0%

Stock option activity is as follows:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life
Outstanding at December 31, 2009 and 2008	—	$—
Granted	2,930,000	$1.13

Outstanding at December 31, 2010	2,930,000	$1.13	9.63

Exercisable at December 31, 2010	1,820,000	$1.19	9.63

The weighted average grant date fair value of options was $1.13. The Company recognized stock based compensation expense of $1,297,083 related to stock options during the year ended December 31, 2010 and from Inception to December 31, 2010. As of December 31, 2010, the Company had $578,452 of unrecognized compensation costs from options granted under the plan to be recognized over a weighted average remaining period of 1.62 years.

Warrants

Ampio issued warrants in 2010 in conjunction with its Related Party Debentures and its Redeemable Debentures as follows:

	Number of Warrants	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life
Outstanding December 31, 2009	—	$—
Warrants issued	206,973	$1.75

Outstanding December 31, 2010	206,973	$1.75	2.99

Ampio issued warrants to purchase 21,500 shares of common stock to the holders of the Related Party Debentures in August 2010. Under the most-favored-nations clause of the Related Party Debentures, those number of shares entitled to be purchased was later increased to 49,144 based on an exercise price of $1.75 per share. The number of shares and the exercise price are subject to down round protection as follows. The exercise price will be the lesser of $1.75 or the price of common stock to be set forth in the Offering, as defined in the agreement. In the event that an Offering has not been completed by March 31, 2011, the exercise price will be 1.75 per share. The number of shares applicable to the warrants will be the principal balance, divided by the exercise price multiplied by 20%. The warrants expire on December 31, 2103.

Ampio issued warrants to purchase 157,825 shares of common stock to the holders of the Redeemable Debentures in October through December of 2010. The number of shares and the exercise price are subject to down round protection as follows. The exercise price will be the lesser of $1.75 or the price of common stock to be set forth in the Offering. In the event that an Offering has not been completed by March 31, 2011, the exercise price will be 1.75 per share. The number of shares applicable to the warrants will be the principal balance, divided by the exercise price multiplied by 20%. The warrants expire on December 31, 2103.

Note 9—Stock-Based Compensation

Stock-based compensation related to common stock issued to third party vendors in exchange for services was included in general and administrative expenses in the statement of operations as set forth in the table below. The common stock was recorded at its fair value at the dates Ampio became obligated to issue the shares, and is recognized as expense as the services are provided. Stock-based compensation expense related to the fair value of stock options was included in the statement of operations as research and development expenses and general and administrative expenses as set forth in the table below. The Company determined the fair value as of the date of grant using the Black Scholes option pricing method and expenses the fair value ratably over the vesting period.

	2010	2009
Research and development expenses
Stock options	$381,093	$—
General and administrative expenses
Common stock issued to third parties for services	1,799,219	—
Stock options	915,990	—

Total stock-based compensation expense	$3,096,302	$—

Note 10—Related Party Transactions

In April 2009, Life Sciences issued 3,500,000 shares of its common stock to BioSciences, in connection with Life Sciences’ purchase of certain of BioSciences’ assets. Under the terms of the agreement, Life Sciences acquired office and lab equipment, cell lines and intellectual property including patents and license agreements. In conjunction with the asset purchase, Life Sciences recorded a distribution of $252,015 to reflect liabilities assumed. Included in the assumed liabilities was a $200,000 note payable to Life Sciences’ founder, Michael Macaluso.

As of December 31, 2009, Life Sciences had $100,000 in notes payable to Mike Macaluso, Life Sciences’ founder, and $100,000 payable to BioSciences. The related party notes payable are unsecured, bear interest at 6% and initially were to mature on April 30, 2010. These notes were extended through September 2, 2010, and additional borrowings of $200,000 were made by Ampio from BioSciences in the three months ended June 30, 2010, bringing the total amount owed by us to BioSciences to $300,000. The notes evidencing the foregoing borrowings have been extended to become due at the earlier of March 2, 2011, or closing of a financing exceeding $5 million.

BioSciences paid operating expenses on behalf of Life Sciences, and funds were advanced and repaid between Life Sciences and BioSciences, during 2009. Disbursements to BioSciences during 2009, including prepayment of liabilities assumed under the asset purchase agreement, totaled $111,943. BioSciences owed $7,236 us in short-term non-interest bearing advances at December 31, 2009. In October and November 2010,

Ampio borrowed $215,971 from BioSciences in non interest bearing advances. As of December 31, 2010, non-interest bearing advances from BioSciences totaled $193,821.

Ampio has license agreements with the Institute for Molecular Medicine, Inc. a nonprofit research organization founded by Dr. Bar-Or, who also serves as its executive director. The license agreements were assigned to Life Sciences as a part of the asset purchase from BioSciences. Under the license agreements, Ampio pays the costs associated with maintaining intellectual property subject to the license agreements. In return, Ampio is entitled to deduct twice the amounts it has paid to maintain the intellectual property from any amounts that may become due to the Institute for Molecular Medicine, Inc. under one of the license agreements, if and when the intellectual property becomes commercially viable and generates revenue. Ampio may cease funding the intellectual property costs and abandon the license agreements at any time. Life Sciences incurred $61,000 and $53,000 during 2010 and 2009, respectively, in legal and patent fees to maintain the intellectual property of the Institute for Molecular Medicine, Inc.

Immediately prior to the Merger, Chay accepted subscriptions for an aggregate of 1,325,000 shares of common stock from six officers and employees of Life Sciences, for a purchase price of $150,183. These shares were issued immediately before the closing of the Chay merger but after the shareholders of Chay had approved the merger. The advances are non-interest bearing and due on demand and are classified as a reduction to stockholder’s equity.

Related party receivable at December 31, 2010 consisted of $5,711 due from the Chay Control Shareholders.

Note 11—Subsequent Events

During January, 2011, the Company issued $382,000 in Redeemable Debentures and warrants to purchase 43,657 share of common stock (subject to adjustment) on the same terms as the Redeemable Debentures and related warrants issued in 2010, in exchange for $382,000 in cash.

Subsequent to December 31, 2010, under the terms of an employment agreement, the Company agreed to issue options to purchase 40,000 shares of common stock at an exercise price of $2.20 per share. In addition, the Company’s board of director’s resolved to issue options to purchase 335,000 shares of stock to two of its directors and one outside consultant, issuable at fair market value of the Company’s stock on the date of the of closing a public offering, provided that the offerings’ gross proceeds exceed $5 million and is completed by April 30, 2011.

The Company became obligated to grant 13,635 shares or restricted common stock to three non-employee directors on January 1, 2011 at a collective value of $30,000 for services to be rendered in 2011, based upon the terms of their director’s compensation agreements.

Unaudited Subsequent Events

During February, 2011, the holders of the Senior Convertible Unsecured Related Party Debentures and the Senior Unsecured Manditorily Convertible Debentures voluntarily agreed to convert their principal of $2,193,000 and accrued interest of $50,248 to Common Stock at $1.75 per share. As a result, Ampio has issued 1,281,852 shares of Common Stock. In conjunction with the conversion, the exercise price of the warrants received by the holders of the debentures was also set at $1.75 per share. The number of shares applicable to the warrants is 256,389 (the shares issued upon conversion of the debentures multiplied by 20%).

In March 2011, Ampio acquired BioSciences following registration of the 8,667,905 shares of Ampio common stock issued in the merger. The BioSciences shareholders received 7,762,839 shares of Ampio common stock, BioSciences noteholders received 500,000 shares of Ampio common stock, and BioSciences’ in-the-money option holders received 405,066 shares of Ampio common stock. BioSciences also contributed 3,500,000 shares of Ampio common stock to the capital of Ampio for no additional consideration.

In March and April, 2011, Ampio consummated a private placement in three closings, pursuant to a placement agent agreement under which the placement agent acted on a best efforts basis to sell shares of Ampio common stock. The three closings resulted in Ampio issuing 5,092,880 shares of common stock for a gross purchase price of $12,732,200. After placement commissions and a non-accountable expense allowance totaling $1,400,542 and other offering costs totaling $410,062, Ampio received net proceeds of $10,921,596 from the placement. Ampio issued at the final closing to the placement agent and its designee warrants to purchase 509,288 shares of Ampio common stock at an exercise price of $3.125 per share. The placement agent warrants are exercisable through March 31, 2016, and may be exercised for cash or on a net exercise basis. Immediately following the final closing, Ampio agreed to file a registration statement covering the common stock issued in the placement, the 1,281,852 shares issued on conversion of the debentures, and the common stock underlying the warrants held by the debenture holders and underlying the placement agent warrants.

INDEPENDENT AUDITORS’ REPORT

Board of Directors and Stockholders

DMI BioSciences, Inc.

Denver, Colorado

We have audited the accompanying balance sheets of DMI BioSciences, Inc. (“BioSciences”) as of September 30, 2010 and 2009, and the related statements of operations, changes in stockholders’ deficit, and cash flows for the years then ended. These financial statements are the responsibility of BioSciences’ management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BioSciences as of September 30, 2010 and 2009, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Ehrhardt Keefe Steiner & Hottman PC

January 5, 2011

Denver, Colorado

DMI BIOSCIENCES, INC.

Balance Sheets

	September 30,		December 31,
	2010	2009	2010	2009
			(unaudited)	(unaudited)
Assets
Cash	$288,196	$1,702,204	$6,551	$973,098
Prepaid expenses	—	—	—	21,810
Income tax receivable	34,118	—	33,623	—
Related party receivable	—	—	193,821	—
Related party notes receivable	300,000	—	300,000	100,000
Accrued interest receivable—related party	8,416	—	12,954	—

Total assets	$630,730	$1,702,204	$546,949	$1,094,908

Liabilities and Stockholders’ Deficit
Current liabilities
Accounts payable	$123,426	$607,659	$105,913	$227,567
Accrued liabilities	22,353	47,876	5,424	—
Accrued wages payable	1,039,807	1,039,906	1,039,807	1,039,807
Accrued interest—stockholders	461,073	443,937	472,350	427,598
Deferred revenue	—	625,000	—	404,410
Notes payable—stockholders	430,000	530,000	430,000	430,000
Current portion of capital leases	10,268	16,487	7,345	20,513
Due to related party	1,527	8,312	—	8,123

Total current liabilities	2,088,454	3,319,177	2,060,839	2,558,018
Capital leases, less current portion	—	16,163	—	6,803

Total liabilities	2,088,454	3,335,340	2,060,839	2,564,821

Stockholders’ deficit
Preferred Stock; 50,000,000 shares authorized, none outstanding	—	—	—	—
Common Stock; no par value, 91,195,695 shares authorized, 9,171,282 shares outstanding at September 30, 2010 and 2009, respectively, and 9,171,282 shares outstanding at December 31, 2010 (unaudited) and 2009 (unaudited)	8,830,387	8,809,537	8,830,387	8,819,962
Common Stock Class B; no par value, 8,804,305 shares authorized and 8,804,305 shares outstanding at September 30, 2010 and 2009, respectively, and 8,804,305 shares outstanding at December 31, 2010 (unaudited) and 2009 (unaudited)	8,445,097	8,445,097	8,445,097	8,445,097
Treasury stock	(327,355)	(327,355)	(327,355)	(327,355)
Accumulated deficit	(18,405,853)	(18,560,415)	(18,462,019)	(18,407,617)

Total stockholders’ deficit	(1,457,724)	(1,633,136)	(1,513,890)	(1,469,913)

Total liabilities and stockholders’ deficit	$630,730	$1,702,204	$546,949	$1,094,908

See notes to financial statements.

DMI BIOSCIENCES, INC.

Statements of Operations

	For the Years Ended September 30,		For the Three Months Ended December 31,
	2010	2009	2010	2009
			(unaudited)	(unaudited)
Revenue
License fees	$625,000	$875,000	$—	$220,590
Royalty fees	—	58,750	—	—
Milestone payments	—	1,500,475	—	—
Other revenue	—	111,943	—	—

Total revenue	625,000	2,546,168	—	220,590

Operating expenses
Research and development	152,202	866,113	—	62,870
General and administrative	280,493	7,242,975	57,256	15,061

Total operating expenses	432,695	8,109,088	57,256	77,931

Income (loss) from operations	192,305	(5,562,920)	(57,256)	142,659

Other income (expense)
Interest expense	(49,385)	(57,520)	(11,275)	(14,047)
Other income	11,642	1,568	12,365	24,186

Total other income (expense)	(37,743)	(55,952)	1,090	10,139

Net income (loss)	$154,562	$(5,618,872)	$(56,166)	$152,798

See notes to financial statements.

DMI BIOSCIENCES, INC.

Statement of Changes in Stockholders’ Deficit

For the Periods Ended September 30, 2010 and 2009, and December 31, 2010 (unaudited)

	Common Stock		Common Stock—Class B		Treasury Stock	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance—September 30, 2008	11,288,310	10,546,504	—	—	(327,355)	(13,204,213)	(2,985,064)
Issuance of restricted common stock in exchange for services	5,383,689	5,383,689	—	—	—	—	5,383,689
Issuance of common stock in exchange for services	1,278,588	1,278,588	—	—	—	—	1,278,588
Issuance of common stock in exchange for cell lines	25,000	25,000	—	—	—	—	25,000
Exchange of common stock for Class B shares (Note 7)	(8,804,305)	(8,445,097)	8,804,305	8,445,097	—	—	—
Stock-based compensation	—	20,853	—	—	—	—	20,853
Contribution from stockholders	—	—	—	—	—	262,670	262,670
Net loss	—	—	—	—	—	(5,618,872)	(5,618,872)

Balance—September 30, 2009	9,171,282	$8,809,537	8,804,305	$8,445,097	$(327,355)	$(18,560,415)	$(1,633,136)
Stock-based compensation	—	20,850	—	—	—	—	20,850
Net income	—	—	—	—	—	154,562	154,562

Balance—September 30, 2010	9,171,282	8,830,387	8,804,305	8,445,097	(327,355)	(18,405,853)	(1,457,724)
Net income (unaudited)	—	—	—	—	—	(56,166)	(56,166)

Balance—December 31, 2010 (unaudited)	9,171,282	$8,830,387	8,804,305	$8,445,097	$(327,355)	$(18,462,019)	$(1,513,890)

See notes to financial statements.

DMI BIOSCIENCES, INC.

Statements of Cash Flows

	For the Years Ended September 30,		For the Three Months Ended December 31, 2010
	2010	2009	2010	2009
			(unaudited)	(unaudited)
Cash flows from operating activities
Net income (loss)	$154,562	$(5,618,872)	$(56,166)	$152,798
Adjustments to reconcile net income (loss) to cash (used in) provided by operating activities
Common stock issued for services	—	6,662,277	—	—
Common stock issued for cell lines	—	25,000	—	—
Stock-based compensation	20,850	20,853	—	10,425
Change in operating assets and liabilities
Accounts receivable	—	25,000	—	—
Interest receivable—related party	(8,416)	—	(4,538)	—
Prepaid patents	—	—	—	(21,810)
Income tax receivable	(34,118)	—	495	—
(Advances)/payments from related party	(6,785)	8,312	(195,348)	(189)
Accounts payable	(484,233)	(297,623)	(17,513)	(380,092)
Accrued interest—stockholders	17,136	55,002	11,277	(16,339)
Accrued wages	(99)	531	—	(99)
Accrued liabilities	(25,523)	110,546	(16,929)	(47,876)
Deferred revenue	(625,000)	625,000	—	(220,590)

Net cash (used in) provided by operating activities	(991,626)	1,616,026	(278,722)	(523,772)

Cash flows from investing activities
Advances on notes receivable—related party	(300,000)	—	—	(100,000)

Net cash used in investing activities	(300,000)	—	—	(100,000)

Cash flows from financing activities
Proceeds from notes payable and advances	—	125,000	—	—
Payments on notes payable	(100,000)	(30,000)	—	(100,000)
Payments on capital leases	(22,382)	(17,922	(2,923)	(5,334)

Net cash (used in) provided by financing activities	(122,382)	77,078	(2,923)	(105,334)

Net change in cash and cash equivalents	(1,414,008)	1,693,104	(281,645)	(729,106)
Cash and cash equivalents at beginning of period	1,702,204	9,100	288,196	1,702,204

Cash and cash equivalents at end of period	$288,196	$1,702,204	$6,551	$973,098

Non cash transactions:
Sale of assets in exchange for common stock of Life Sciences (Note 2)	$—	$262,670	$—	$—

DMI BIOSCIENCES, INC.

Notes to Financial Statements

Note 1—Summary of Significant Accounting Policies

Nature of Operation

DMI BioSciences, Inc. (“BioSciences” or the “Company”), a Colorado corporation, was formed in 1990. BioSciences is a privately held, clinical-stage pharmaceutical company that develops therapeutic products to treat human sexual dysfunction. The Company’s most advanced product is a drug to delay ejaculation.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles (“GAAP”) in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Unaudited Interim Information

The accompanying unaudited interim financial statements included herein have been prepared by the management of the Company pursuant to the rules and regulations of the United States Securities and Exchange Commission. Certain information and note disclosures normally included in annual financial statements prepared in accordance with accounting principles generally accepted in the United States have been condensed or omitted pursuant to these rules and regulations, although the Company believes that the disclosures are adequate to make the information not misleading. In the opinion of management, the unaudited interim financial statements contain all adjustments (consisting of only normal recurring adjustments) necessary to present fairly, in all material respects, the Company’s financial position as of December 31, 2010 and 2009, the interim results of operations for the three months ended December 31, 2010 and 2009, and the cash flows for the three months ended December 31, 2010 and 2009. These interim statements have not been audited.

Cash and Cash Equivalents

The Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents consist primarily of money market investments. The Company maintains balances from time to time in excess of the federally insured limits.

Property and Equipment

Property and equipment is recorded at cost. Depreciation is calculated using the straight-line method over the estimated useful lives for owned assets, ranging from five to seven years or, for leasehold improvements, the term of the related lease.

Patents and Patent Applications

Costs of establishing patents consisting of legal fees paid to third parties are expensed as incurred until such time as the patent is deemed viable and will produce a source of revenue.

Revenue Recognition

Revenues from royalties and license agreements are recognized when all of the following criteria have been met: (a) persuasive evidence of an arrangement exists, (b) delivery has occurred or services have been rendered, (c) the price is fixed or determinable, and (d) collectability is reasonably assured. Milestone payments are received and earned in accordance with the terms of the specific contracts and the Company providing the required information in accordance with the terms of the contracts. Revenue is recognized upon completion of each milestone.

Research and Development

Research and development cost are expensed as incurred.

Income Taxes

The Company uses the liability method for accounting for income taxes. Under this method, the Company recognizes deferred assets and liabilities based on the differences between the tax basis of assets and liabilities and their reported amounts in the financial statements that will result in taxable or deductible amounts in future years. The Company establishes a valuation allowance for all deferred tax assets for which there is uncertainty regarding realization.

Stock-Based Compensation

The Company accounts for share based payments by recognizing compensation expense based upon the estimated fair value of the awards on the date of grant. The Company determines the estimated grant fair value using the Black-Scholes option pricing model and recognizes compensation costs ratably over the vesting period using the straight-line method.

Fair Value of Financial Instruments

GAAP defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy established by GAAP prioritizes the inputs into valuation techniques used to measure fair value. Accordingly, the Company uses valuation techniques that maximize the use of observable inputs when determining fair value. The three levels of the hierarchy are as follows:

Level 1:	Inputs that reflect unadjusted quoted prices in active markets that are accessible to us for identical assets or liabilities;
Level 2:	Inputs include quoted prices for similar assets and liabilities in active or inactive markets or that are observable for the asset or liability either directly or indirectly; and
Level 3:	Unobservable inputs that are supported by little or no market activity.

The Company has no assets or liabilities that were measured using quoted prices for similar assets and liabilities or significant unobservable inputs (Level 2 and Level 3 assets and liabilities) as of September 30, 2010 or 2009 or December 31, 2010 (unaudited) and 2009 (unaudited). The Company’s financial instruments include cash and cash equivalents, related party notes receivable, notes payable—stockholders, accounts payable, accrued salaries, and accrued interest payable. The carrying amounts of these financial instruments approximate their fair value due to their short maturities. The carrying value of cash held in money market funds totaling $266,000, $1,701,204, $0 and $971,610 as of September 30, 2010 and 2009, and December 31, 2010 (unaudited) and 2009 (unaudited), respectively, is included in cash and cash equivalents and approximates market values based on quoted market prices, or Level 1 inputs. The Company is not able to determine the fair value of the notes receivable and notes payable to related parties due to their related party nature.

Reclassifications

Certain prior year amounts were reclassified to conform to current year presentation. Such reclassifications had no effect on net income.

Note 2—Sale of Certain Assets

On April 16, 2009, the Company entered into an Asset Purchase Agreement with DMI Life Sciences, Inc. (“Life Sciences”) to sell certain assets and relinquish certain liabilities. Under the Asset Purchase Agreement, BioSciences sold office and lab equipment, cell lines and intellectual property, including patents and license agreements, and relinquished certain liabilities to Life Sciences in exchange for 3,500,000 shares of common stock of Life Sciences. The assets had no remaining book value and the liabilities consisted of a $200,000 note payable to a related party and $62,670 of accrued liabilities. In conjunction with the Asset Purchase Agreement, the parties entered into a Royalty Agreement which granted Life Sciences a 10% royalty based upon license revenue that BioSciences receives, subject to Life Sciences committing to providing additional funding. The accounting for this transaction resulted in a deemed contribution to BioSciences by its stockholders in the amount of $262,670 which represents the historical value of the liabilities assumed to Life Sciences as the transactions was a recapitalization of Life Sciences as of the date of this transaction.

In March 2010, Life Sciences became a wholly owned subsidiary of Chay Enterprises, Inc., a public company. Chay Enterprises, Inc. subsequently changed its name to Ampio Pharmaceuticals, Inc. (“Ampio”).

Note 3—Definitive Merger Agreement

During November 2010, the Company entered into a definitive merger agreement with Ampio Pharmaceuticals, Inc. (“Ampio”) to exchange all of the Company’s outstanding shares in exchange for 7,762,839 shares of Ampio common stock. The Company will contribute to Ampio the previously owned 3,500,000 shares of Ampio stock at consummation of the definitive merger. In connection with the definitive merger, the Company has negotiated satisfaction of the notes payable—stockholder in exchange for 500,000 shares of Ampio common stock and will satisfy in-the-money stock options in exchange for 405,066 shares of Ampio common stock. Also in conjunction with the definitive merger the Company’s officers and employees have agreed to forgive the $1,039,807 in accrued wages payable. Per the definitive merger agreement, the merger closes at the time the 8,667,905 shares issued for considerations are registered.

Note 4—Property and Equipment

The Company’s property and equipment consists of the following:

	September 30,		December 31,
	2010	2009	2010	2009
			(unaudited)	(unaudited)
Furniture and fixtures	$110,000	$110,000	$110,000	$110,000
Less accumulated depreciation	(110,000)	(110,000)	(110,000)	(110,000)

	$—	$—	$—	$—

Note 5—Notes Payable

The Company’s notes payable consists of the following:

	September 30,		December 31,
	2010	2009	2010	2009
			(unaudited)	(unaudited)
Note payable to a stockholder, due on March 17, 2000. The note carries an interest rate of 10%, or in the event of default, 12%, uncollateralized. At September 30, 2010, the note was past due.	$300,000	$300,000	$300,000	$300,000
Note payable to a stockholder with no maturity date and carrying interest at 7%, uncollateralized.	75,000	75,000	75,000	75,000
Note payable to a stockholder with no maturity date and carrying interest at 7%, uncollateralized.	55,000	55,000	55,000	55,000
Note payable to a stockholder with no maturity date and carrying interest at 9%, paid in full.	—	100,000	—	—

	$430,000	$530,000	$430,000	$430,000

Note 6—Capital Leases

The Company has acquired an asset under the provision of a long-term lease. For financial reporting purposes, minimum lease payments relating to the asset have been capitalized. The lease expires May 5, 2011. Amortization of the leased property is included in depreciation expense.

The asset under capital lease had cost and accumulated amortization as follows:

	September 30,		December 31,
	2010	2009	2010	2009
			(unaudited)	(unaudited)
Cost	$88,600	$88,600	$88,600	$88,600
Less accumulated amortization	(88,600)	(88,600)	(88,600)	(88,600)

	$—	$—	$—	$—

Maturities of capital lease obligations are as follows:

Year Ending September 30,
2011	$10,268

Capital lease obligation	$10,268

Note 7—Income Taxes

BioSciences’ effective tax rate differs from the U.S. federal corporate income tax rate of 34% as shown in the below table, which reflects the rate for the years ended September 30, 2010 and 2009, and the three months ended December 31, 2010 (unaudited) and 2009 (unaudited).

	September 30,		December 31,
	2010	2009	2010	2009
			(unaudited)	(unaudited)
Statutory rate	34.00%	34.00%	34.00%	34.00%
State income taxes, net of federal tax impact	3.06%	3.06%	3.06%	3.06%
Permanent items	4.60%	(40.59)%	0.00%	2.50%
(Increase) decrease in valuation allowance	(41.66)%	3.53%	(37.06)%	(34.56)%
Effective tax rate	0.00%	0.00%	0.00%	0.00%

For the years ended September 30, 2010 and 2009 and the three months ended December 31, 2010 (unaudited) and 2009 (unaudited), the Company provided a full valuation allowance against the deferred tax asset based on the weight of available evidence, both positive and negative, including the Company’s operating losses, which indicated that it is more likely than not that such benefits will not be realized.

The Company’s deferred tax assets are comprised of the following:

	September 30,		December 31,
	2010	2009	2010	2009
			(unaudited)	(unaudited)
Deferred tax assets
Net operating loss and credit carryforwards	$4,600,000	$4,600,000	$4,600,000	$4,600,000
Valuation allowance	(4,600,000)	(4,600,000)	(4,600,000)	(4,600,000)

	$—	$—	$—	$—

As of September 30, 2010 and for the three months ended December 31, 2010 (unaudited), the Company had an available net operating loss (“NOL”) carry forward of approximately $11,200,000 and $11,400,000 (unaudited), respectively, for federal and state purposes, expiring from 2016 through 2030. For the year ended September 30, 2009, the Company used $2,200,000 of NOLs. Under the provisions of the Internal Revenue Code, certain substantial changes in the Company’s ownership may result in limitations on the amount of the NOL carryforwards which can be utilized in future years.

The Company classifies penalty and interest expense related to income tax liabilities as general and administrative expense and therefore is in the statement of operations.

The Company filed tax returns in the United States and in the state of Colorado. The tax years ended September 30, 2007 through the current period remain open to examinations by the major taxing jurisdictions to which the Company is subject.

Note 8—Equity

Common Stock

The Company issued 5,383,689 shares of restricted common stock to its directors, officers, and employees in exchange for service in 2009. The shares were valued at $1 per share. The Company issued 1,278,588 shares of Common Stock to stockholders in exchange for services and 25,000 shares of Common Stock in exchange for property in 2009. The shares were valued at $1 per share (Note 2).

Common stockholders have voting privileges and one hundred percent ownership rights in all assets of the Company.

Class B Common Stock

During 2009, the Company exchanged 8,804,305 shares of Common Stock for an equivalent number of shares of Class B Common Stock in conjunction with the sale of certain assets to Life Sciences (Note 2). The terms of the Class B Common Stock will be identical to the terms of our Common Stock except that holders of Class B Common Stock will not be entitled to receive any shares of Life Sciences’ Common Stock, or proceeds from the sale of shares of Life Sciences’ Common Stock, distributed to holders of our Common Stock.

Equity Incentive Plan

The Company adopted the 1999 Stock Incentive Plan during 1999. Under the Plan, the Option Committee may grant Options to purchase shares of Common Stock to employees and consultants. The Option Committee is authorized to grant up to 2,000,000 shares of Common Stock. Pricing and vesting are determined by the Option Committee, and awards are evidenced by an award agreement extended to the recipient. Stock options generally vest over four years and terminate 10 years from the date of grant.

The fair value of options granted under the Plan during 2009 and 2008 were valued using the Black-Scholes option pricing model. In order to calculate the fair value of the options, assumptions were made regarding the estimated fair value of the underlying Common Stock, risk-free interest rate, volatility, expected dividend yield, and expected option life. Changes to the assumptions could cause significant adjustments to valuation. The Company estimated a volatility factor utilizing comparable published volatilities of peer companies. An estimated forfeiture rate of zero was based upon the small number of participants and their expected longevity and the expected term was based on the average of the vesting term and the contractual term of the options. The risk-free rate is based on the U.S. Treasury yield in effect at the time of the grant for the Treasury securities of similar maturity. The Company did not grant any options for 2010.

The Company uses estimated volatility factors implied from related industry sources, and historical data to estimate the expected term and forfeitures of awards due to employee terminations in order to estimate compensation cost for awards expected to vest.

The following table presents the composition of options outstanding and exercisable:

	September 30, 2010
	Options Exercisable and Outstanding
Range of Exercise Prices	Number	Price	Life
$0.01	300,000	$0.01	5.3
$0.90	330,500	$0.92	4.4
$2.50 - $3.00	314,600	$2.30	2.3

	December 31, 2010 (unaudited)
	Options Exercisable and Outstanding
Range of Exercise Prices	Number	Price	Life
$0.01	300,000	$0.01	5.1
$0.90	330,500	$0.92	3.9
$2.50 - $3.00	248,600	$2.30	2.6

*	Price and life reflect the weighted average exercise price and weighted average remaining contractual life, respectfully.

Stock options activity was as follows:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)
Outstanding at September 30, 2008	2,113,309	1.13	5.3
Granted	1,041	0.01
Exercised	(25,000)	0.01
Canceled	(18,750)	0.01
Forfeited	(449,250)	1.52

Outstanding at September 30, 2009	1,621,350	1.05	5.1
Forfeited	(676,250)	.98

Outstanding at September 30, 2010	945,100	1.09	3.9
Forfeited	(66,000)	2.58

Outstanding at December 31, 2010 (unaudited)	879,100	$.98	3.6

The weighted average fair value of the options granted for the year ended September 30, 2009 was $1.01. Compensation expense was $20,850 and $20,853, for the years ended September 30, 2010 and 2009, respectively; and $0 (unaudited) and $10,425 (unaudited) for the three months ended December 31, 2010 (unaudited) and 2009 (unaudited), respectively. Unrecognized compensation expense was $0 at September 30, 2010, and $0 (unaudited) at December 31, 2010 (unaudited).

Warrants

On November 6, 1998, the Company issued 350,000 warrants, in conjunction with the issuance debt. The warrants were exercisable at $1.50 per share and expired in November 2008.

On January 31, 2007, the Company issued 100,000 warrants, in conjunction with the issuance of debt to purchase Common Stock. The warrants are exercisable at $1.00 per share and expire on January 2, 2012. The remaining contract life is 1.25 and 2.25 at September 30, 2010 and 2009, respectively, and 1 (unaudited) and 2 (unaudited) at December 31, 2010 (unaudited) and 2009 (unaudited), respectively. Interest expense associated with the fair value of the warrants was deemed to be immaterial.

The following table presents the activity for warrants outstanding:

	Number of Shares	Weighted Average Exercise Price
Outstanding at September 30, 2008	450,000	1.40
Issued	—	—
Expired	(350,000)	1.50
Exercised	—	—

Outstanding at September 30, 2009	100,000	1.00
Issued	—	—

Exercised	—	—
Outstanding at September 30, 2010	100,000	1.00
Issued	—	—
Exercised	—	—

Outstanding at December 31, 2010 (unaudited)	100,000	$1.00

Note 9—Related Party Transactions

Prior to April 16, 2009, the Company had a Sponsored Research Agreement with Trauma Research LLC (“TRLLC”), a related research organization. Under the terms of the Sponsored Research Agreement, the Company was to provide personnel and equipment with an equivalent value of $300,000 per year and to make monthly equipment rental payments of $7,236 on behalf of TRLLC. In exchange, TRLLC will assign any intellectual property rights it develops on our behalf. The Sponsored Research Agreement expires in 2014 and may be terminated by either party on six months notice or immediately if either party determines that the other is not fulfilling its obligations under the agreement. There were no outstanding liabilities related to the Sponsored Research Agreement at September 30, 2010 and 2009 and December 31, 2010 (unaudited) and 2009 (unaudited). The obligations under this agreement were transferred through issuance of a new agreement between TRLLC and Life Sciences effective April 16, 2009.

Prior to April 16, 2009, the Company had license agreements with the Institute for Molecular Medicine, Inc. a related nonprofit research organization. Under the license agreements, the Company paid the costs associated with maintaining intellectual property subject to the license agreements. In return, the Company was entitled to deduct twice the amounts it has paid to maintain the intellectual property from any amounts that may become due to the Institute for Molecular Medicine, Inc. under one of the license agreements, if and when the intellectual property becomes commercially viable and generates revenue. The Company paid $0, $28,460, $0 (unaudited), and $33,722 (unaudited) during the years ended September 30, 2010 and 2009, and three months ended December 31, 2010 (unaudited) and 2009 (unaudited), respectively, in legal and patent fees to maintain the intellectual property of the Institute of Molecular Medicine, Inc. These costs are included in the accompanying financial statements as this contract was assumed by Life Sciences as part of the assets sold.

As of September 30, 2010 the Company had a note receivable of $300,000 from Ampio. As of December 31, 2010 (unaudited) and 2009 (unaudited), the Company had a note receivable of $300,000 (unaudited) and $100,000 (unaudited), respectively from Ampio. The note is unsecured, bears interest at 6% and matures on the earlier of the closing of debt or equity financing of $5 million or more or March 2, 2011.

As of December 31, 2010 (unaudited), the Company had advanced Ampio $193,821 (unaudited).

As of September 30, 2010 and 2009, and December 31, 2010 (unaudited) and 2009 (unaudited), the Company had noninterest bearing advances of $1,527, $8,312, $0 (unaudited) and $8,123 (unaudited) from Ampio and Life Sciences, respectively, with no set maturity date.

UNAUDITED PRO FORMA CONSOLIDATED COMBINED FINANCIAL DATA

The following sets forth unaudited pro forma consolidated combined financial data for Ampio and BioSciences at and for each of the years in the two-year period ended December 31, 2010 and September 30, 2010, respectively. You should read the unaudited pro forma consolidated combined financial information presented below in conjunction with the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section, Ampio’s audited financial statements for the two-year periods ended December 31, 2010, and BioSciences audited financial statements for the two-year period ended September 30, 2010, and the related notes contained in this prospectus.

The unaudited pro forma financial data set forth below gives retroactive effect, to the beginning of the periods presented, of the acquisition of BioSciences. We have presented the pro forma consolidated combined financial information below to provide you a better picture of what the combined businesses would have looked like had we owned BioSciences during the periods presented. BioSciences’ fiscal year ends on September 30 and Ampio’s fiscal year ends on December 31. Accordingly, the annual pro forma information presented below includes operating results for the fiscal year ending September 30, 2010 and 2009 for BioSciences and operating results for the fiscal year ending December 31, 2010 and 2009 for Ampio, and are derived from each company’s audited annual financial statements. We have eliminated inter-company transactions from the information below.

Ampio Pharmaceuticals, Inc.

Pro Forma Unaudited Consolidated Statement of Operations

For the year ended December 31, 2010 (Ampio) and September 30, 2010 (BioSciences)

	Historical Year Ended December 31, 2010 Ampio	Historical Year Ended September 30, 2010 BioSciences	Total Before Pro Forma Adjustments	Pro Forma Adjustments		Pro Forma Consolidated
Revenue
License fee	$—	$625,000	$625,000	$—		$625,000

Total revenue	—	625,000	625,000	—		625,000

Expenses
Research and development	1,972,134	152,202	2,124,336	—		2,124,336
General and administrative	4,732,271	280,493	5,012,764	30,000	(5)	5,042,764
Amortization	—	—	—	37,873	(4)	37,873

Total operating expenses	6,704,405	432,695	7,137,100	67,873		7,204,973

Operating (loss) income	(6,704,405)	192,305	(6,512,100)	(67,873)		(6,579,973)
Other income (expenses)						—
Interest income	815	11,644	12,459	(8,416	)(1)	4,043
Interest expense	(19,545)	(49,387)	(68,932)	12,280	(1)	(11,552)
				45,100	(3)
Unrealized gain on fair value of debt instruments	37,511	—	37,511	—		37,511
Derivative expense	(1,367,771)	—	(1,367,771)	—		(1,367,771)

Total other income (expenses)	(1,348,990)	(37,743)	(1,386,733)	48,964		(1,337,769)

Net income (loss)	$(8,053,395)	$154,562	$(7,898,833)	$(81,909)		$(7,917,742)

Weighted average number of common shares outstanding	16,288,468		16,288,468	5,167,905	(2)	21,456,373

Basic and diluted net loss per common share	$(0.49)		$(0.48)			$(0.37)

Pro Forma Adjustments

(1)	to eliminate intercompany interest.
(2)	to reflect common stock issued with acquisition.
(3)	to reverse interest on notes payable exchanged for common stock in connections with acquisition.
(4)	to record amortization of patents.
(5)	to reflect stock based compensation for issuance of common stock to directors and related parties.

Ampio Pharmaceuticals, Inc.

Pro Forma Unaudited Consolidated Statement of Operations

For the year ended December 31, 2009 (Ampio) and September 30, 2009 (BioSciences)

	Historical Year Ended December 31, 2009 Ampio	Historical Year Ended September 30, 2009 BioSciences	Total Before Pro Forma Adjustments	Pro Forma Adjustments		Pro Forma Consolidated
Revenue
License fee	$—	$875,000	$875,000	$—		$875,000
Royalty fees	—	58,750	58,750	—		58,750
Milestone payments	—	1,500,475	1,500,475	—		1,500,475
Other revenues	—	111,943	111,943	—		111,943

Total revenue	—	2,546,168	2,546,168	—		2,546,168

Expenses Total revenue
Research and development	1,070,370	866,113	1,936,483	—		1,936,483
General and administrative	441,135	7,242,975	7,684,110	(5,383,689	)(4)	2,300,421
Amortization	—	—	—	37,873	(5)	37,873

Total operating expenses	1,511,505	8,109,088	9,620,593	(5,345,816)		4,274,777

Operating loss	(1,511,505)	(5,562,920)	(7,074,425)	5,345,816		(1,728,609)
Other income (expenses)
Interest income	1,091	1,568	2,659	(1,010	)(1)	1,649
Interest expense	(1,414)	(57,520)	(58,934)	674	(1)	(13,160)
				45,100	(3)

Total other income (expenses)	(323)	(55,952)	(56,275)	44,764		(11,511)

Net income (loss)	$(1,511,828)	$(5,618,872)	$(7,130,700)	$5,390,580		$(1,740,120)

Weighted average number of common shares outstanding	14,793,068		14,793,068	5,167,905	(2)	19,960,973

Basic and diluted net loss per common share	$(0.10)		$(0.48)			$(0.09)

Pro Forma Adjustments

(1)	to eliminate intercompany interest.
(2)	to reflect common stock issued with acquisition.
(3)	to reverse interest on notes payable exchanged for common stock in connections with acquisition.
(4)	to reverse stock compensation expense on management shares surrendered with acquisition.
(5)	to record amortization of patents.

Ampio Pharmaceuticals, Inc.

Pro Forma Unaudited Consolidated Balance Sheet

As of December 31, 2010 (Ampio) and September 30, 2010 (BioSciences)

	December 31, 2010 Ampio	September 30, 2010 BioSciences	Total Before Pro Forma Adjustments	Pro Forma Adjustments		Pro Forma Combined
Current assets
Cash and cash equivalents	$671,279	$288,196	$959,475	$3,000	(9)	$962,475
Prepaid expenses	60,534	—	60,534	—		60,534
Current income taxes receivable	—	34,118	34,118			34,118
Related party receivable	5,711	300,000	305,711	(301,527	)(1)	4,184
Accrued interest receivable—related party	—	8,416	8,416	(8,416	)(1)	—

Total current assets	737,524	630,730	1,368,254	(306,943)		1,061,311

Patents	—	—	—	500,000	(5)	500,000
In-process research and development	—	—	—	7,500,000	(5)	7,500,000

Total assets	$737,524	$630,730	$1,368,254	$7,693,057		$9,058,311

Current liabilities
Accounts payable	$464,453	$145,779	$610,232	$—		$610,232
Accrued salaries and other liabilities	526,733	1,039,807	1,566,540	(1,039,807	)(3)	526,733
Accrued interest	19,693	461,073	480,766	(461,073	)(4)	11,277
				(8,416	)(1)
Senior convertible unsecured related party debentures	608,846	—	608,846	—		608,846
Senior unsecured manditorily convertible debentures	2,133,743	—	2,133,743	—		2,133,743
Related party notes payable	400,000	—	400,000	(300,000	)(1)	100,000
Current portion of capital leases	—	10,268	10,268	—		10,268
Related party payable	193,821	1,527	195,348	(1,527	)(1)	193,821 (8)
Note payable—stockholders	—	430,000	430,000	(430,000	)(4)	—
Warrant derivative liability	398,671	—	398,671	—		398,671

Total current liabilities	4,745,960	2,088,454	6,834,414	(2,240,823)		4,593,591

Total liabilities	4,745,960	2,088,454	6,834,414	(2,240,823)		4,593,591

Stockholder’ equity (deficit)
Common stock, par value $0.0001	1,711	—	1,711	512	(2)	2,232
Common stock, no par	—	8,830,387	8,830,387	(8,830,387	)(7)	—
Common stock class B, no par	—	8,445,097	8,445,097	(8,445,097	)(6)	—
Treasury stock	—	(327,355)	(327,355)	327,355	(7)	—
Additional paid in capital	5,961,635	—	5,961,635	8,505,635	(2)	14,467,270
Issuances for promotion	(3,281)	—	(3,281)	—		(3,281)
Advances to shareholders	(150,183)	—	(150,183)	—		(150,183)
Deficit accumulated in the development stage	(9,818,318)	—	(9,818,318)	(30,000	)(9)	(9,848,318)
Accumulated deficit	—	(18,405,853)	(18,405,853)	18,405,853	(7)	—

Total stockholders’ equity (deficit)	(4,008,436)	(1,457,724)	(5,466,160)	9,933,880		4,464,720

Total liabilities and stockholders’ equity	$737,524	$630,730	$1,368,254	$7,693,057		$9,061,311

Notes to Pro Forma Consolidated Financial Information

(1)	to eliminate related intercompany receivables and payables.
(2)	to reflect 5,167,905 Ampio shares issued upon merger (8,667,905 new shares issued, less 3,500,000 shares owned by BioSciences)
(3)	to reflect forgiveness of accrued wages by BioSciences officers and employees.

(4)	to reflect retirement of notes payable and accrued interest in exchange for Ampio common stock.
(5)	to reflect fair value of BioSciences patents and in-process research and development.
(6)	to reflect retirement of common stock class B by BioSciences’ officers and employees
(7)	to eliminate BioSciences’ capital structure.
(8)	does not eliminate due to timing differences.
(9)	to reflect received payment for stock of $3,000 and issuance of common stock valued at $30,000 to directors and related parties.

6,762,609 Shares

Ampio Pharmaceuticals, Inc.

Common Stock

June 7,, 2011